




SEC MAIL
MAY 2 1 2007
WASH. D.C.
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SECTION



# A Fully Integrated Innovator

REGENERON ANNUAL REPORT 2006

Regeneron is distinguished by the breadth of our capabilities. From discovering drug candidates in our research laboratories to moving them through all phases of the clinical development process, we are fully committed to discovering, developing, manufacturing, and commercializing important new medicines.

DISCOVERY



**Translational Medicine**

Our commitment to the emerging field of translational medicine – emphasizing the "translation" of basic research into real therapies for real patients – is demonstrated by our success in moving molecules from discovery through clinical development.

# Discovering new drug candidates is a core Regeneron capability and commitment. Our development candidates were discovered by Regeneron scientists working in our labs.

Regeneron's discovery efforts have yielded a number of clinical and pre-clinical product candidates with the potential to address a variety of serious medical conditions. Our scientists have developed several proprietary platform technologies, which we have incorporated into a comprehensive discovery and development process designed to understand thoroughly the biology of specific disease states, discover potential therapeutic candidates, and prepare them for evaluation in clinical trials. One of these technologies, our VelocImmune® platform, offers the potential to increase dramatically the speed and efficiency of discovering fully human, therapeutic monoclonal antibody product candidates.

# With drug candidates in all stages of clinical development, we have the expertise, infrastructure, and corporate collaborations needed to move these candidates through the development process to submission to the FDA.

Regeneron has three lead clinical development programs and plans to bring two new preclinical drug candidates into development each year going forward. We completed Phase 3 testing of our interleukin-1 (IL-1) Trap for Cryopyrin-Associated Periodic Syndromes (CAPS), a spectrum of rare, hereditary autoinflammatory diseases. We anticipate submitting a Biologics License Application with the U.S. Food and Drug Administration (FDA) for the IL-1 Trap in this indication shortly.

Our VEGF Trap is completing several single-agent Phase 2 clinical trials in different cancer indications, and we will begin a large Phase 3 program studying the VEGF Trap in combination with standard chemotherapy regimens later this year. In eye disease, we recently reported positive interim Phase 2 data for the VEGF Trap-Eye in patients with the neovascular form of age-related macular degeneration (wet AMD) and will initiate our Phase 3 program for this indication in the second half of 2007.

Beginning in the fourth quarter, we expect to initiate Phase 1 development of the first fully human monoclonal antibody product candidate discovered using our proprietary VelocImmune platform.

We draw on strong internal capabilities and our collaborations with sanofi-aventis and Bayer HealthCare to manage these significant clinical efforts. Moreover, we are able to manufacture our own clinical supplies from our large-scale GMP production facility in Rensselaer, New York.

## Regeneron Clinical Development

Active and Planned Trials for 2007-2008

| | | Phase 1 | Phase 2 | Phase 3 | BLA Filing |
|---|---|---|---|---|---|
| **VEGF Trap, Oncology:** | **Single-Agent** | | NSCLA<br>Ovarian<br>Ascites | | |
| | **Combination** | Multiple Solid<br>Tumor Types | | Prostate<br>Pancreatic<br>Gastric<br>NSCLC<br>Colorectal | |
| | **NCI / CTEP<br>Single-Agent and Combination** | Ovarian / Fallopian Tube<br>Combo Study | Breast<br>Brain / CNS<br>Bladder / Renal Pelvis<br>Melanoma<br>Multiple Myeloma<br>Colorectal<br>Gynocologic Soft<br>Tissue Sarcoma<br>Kidney and Other<br>Cancer Indications | | |
| **VEGF Trap-Eye, Eye Diseases** | | DME | wet AMD<br>DME | wet AMD<br>wet AMD (2d study) | |
| **IL-1 Trap, Inflammatory Conditions** | | Gout<br>Another Inflammatory<br>Condition | Gout | CAPS | CAPS |
| **Antibody Candidates** | | Undisclosed<br>Diseases | | | |

Active Trials: April 2007

Planned: 2007 - 2008



## VEGF Trap in Oncology

A broad range of clinical programs, including multiple single-agent studies and trials in combination with standard chemotherapy regimens.



"Our oncology clinical program is rapidly expanding, leveraging our partnership with sanofi-aventis as well as a collaboration with the National Cancer Institute covering different cancer indications."

Alain Thibault, M.D., Vice President, Clinical Sciences Oncology

# VEGF TRAP-CANCER – With multiple trials underway, the VEGF Trap oncology program made significant progress in 2006.

**Background**

Cancer is a heterogeneous set of diseases and one of the leading causes of death in the developed world. A mutation in any one of dozens of normal genes can eventually result in a cell becoming cancerous; however, a common feature of cancer cells is that they need to obtain nutrients and remove waste products, just as normal cells do. The vascular system normally supplies nutrients to and removes waste from normal tissues. In a process known as angiogenesis, cancer cells use the vascular system either by taking over preexisting blood vessels or by promoting the growth of new blood vessels. Vascular Endothelial Growth Factor, or VEGF, is secreted by many tumors. When VEGF binds to its receptor on the cell surface, it stimulates the growth of new blood vessels that supply nutrients and oxygen to the tumor. VEGF blockers are designed to inhibit new blood vessel growth, thereby leading to regression of existing tumor vasculature and tumor shrinkage. Blocking VEGF in certain cancer patients was commercially validated in 2004 when the FDA approved another company's antibody product designed to inhibit VEGF.

**Innovation**

Based on critical insights into the basic mechanisms by which growth factors and cytokines interact with their receptors, Regeneron scientists have developed a proprietary Trap technology to create a number of therapeutic candidates, including the VEGF Trap. The VEGF Trap is designed to literally "trap" the VEGF being made by a tumor, stopping it from stimulating the VEGF receptor, and thereby preventing the tumor from promoting its own blood vessel growth.

The VEGF Trap for cancer indications is being developed in collaboration with sanofi-aventis, one of the world's leading pharmaceutical companies and the largest in Europe. The companies have a broad clinical program in progress to support the VEGF Trap, including multiple single-agent studies as well as trials in combination with standard chemotherapy regimens.

**Progress**

Phase 2 single-agent studies are ongoing in advanced ovarian cancer, non-small cell lung adenocarcinoma, and advanced ovarian cancer patients with symptomatic malignant ascites. In 2004, the United States Food and Drug Administration granted Fast Track designation to the VEGF Trap for the treatment of symptomatic malignant ascites. Sanofi-aventis and Regeneron are also planning to initiate five new Phase 3 trials evaluating the safety and efficacy of the VEGF Trap in combination with standard chemotherapy combinations. Three of these trials are expected to begin in 2007. In addition, six new single-agent studies have begun in conjunction with the National Cancer Institute Cancer Therapy Evaluation Program.

In our global collaboration agreement, we and sanofi-aventis are implementing an expanded development program. Sanofi-aventis is bearing the costs of that program. Following commercialization of the VEGF Trap product, we will repay them for half of the development costs out of our share of the profit from sales of the VEGF Trap. We are also eligible to receive up to $400 million in milestone payments related to potential marketing approvals in the United States, Europe, and Japan.



VEGF Trap-Eye

Targeting age related macular degeneration, the leading cause of adult blindness, and diabetic macular edema, the most prevalent cause of moderate vision loss in patients with diabetes



"Our eye disease program made excellent progress over the past year. The recently-released interim Phase 2 clinical data, coupled with the collaboration agreement with Bayer HealthCare, created strong momentum which we will build upon moving forward."

Avner Ingerman, M.S., M.D., Vice President, Clinical Sciences Ophthalmology

# VEGF TRAP-EYE – Our VEGF Trap-Eye program is poised for significant progress in 2007, with positive interim Phase 2 data and a strong collaboration with Bayer HealthCare.

**Background**

The neovascular form of age-related macular degeneration (wet AMD) is the leading cause of adult blindness in the developed world. In people with this condition, severe vision loss is caused by a combination of retinal edema and neovascular proliferation. It is estimated that 20% of people older than 75 are affected with AMD. Diabetic retinopathy, a major complication of diabetes mellitus, can also lead to significant vision impairment. Diabetic retinopathy is characterized, in part, by vascular leakage, which results in the collection of fluid in the retina. When the macula, the central area of the retina is involved, loss of vision occurs. This is referred to as diabetic macular edema and is the most prevalent cause of moderate vision loss in patients with diabetes. VEGF-A has been shown in preclinical studies to be a major causative factor in both wet AMD and diabetic retinopathy. It is also believed to be involved in other eye diseases. Blocking VEGF has been shown to be effective in patients with wet AMD, and the FDA has approved a VEGF inhibitor for treatment of patients with this condition.

**Innovation**

Regeneron's VEGF Trap-Eye is a form of the VEGF Trap that has been purified and formulated so that it is suitable for direct injection into the eye. The VEGF Trap-Eye currently is being tested in a Phase 2 trial in wet AMD and in a small pilot study in patients with diabetic macular edema.

**Progress**

In the first quarter of 2007, we announced positive interim Phase 2 data for the VEGF Trap-Eye in wet AMD. This study is a 12-week, multi-center trial involving 150 patients who are randomized to five groups and treated with different doses and dose regimens of the VEGF Trap-Eye. An interim analysis was conducted on the first 78 patients who completed 12 weeks of the study. The results of this interim analysis were statistically significant in measuring the primary endpoint of the study, which was the reduction in excess retinal thickness 12 weeks after treatment began. The data also met a key secondary endpoint showing a statistically significant mean improvement from baseline in visual acuity as measured by the number of letters that could be read on a standard eye chart. Importantly, data from the interim analysis suggested that the VEGF Trap-Eye may offer the potential to improve vision in patients with wet AMD with dosing less frequently than every four weeks.

Based on these data, we plan to initiate Phase 3 testing of the VEGF Trap-Eye in wet AMD in the second half of 2007. We are also continuing our study of the VEGF Trap-Eye in patients with diabetic macular edema.

In October 2006, we entered into a collaboration agreement with Bayer HealthCare for the global development and commercialization outside the United States of the VEGF Trap-Eye. We will collaborate on, and share the costs of, an integrated global plan that encompasses wet AMD, diabetic eye diseases, and other diseases and disorders of the eye. The companies will share equally in profits from any future sales of the VEGF Trap-Eye outside the United States, and we will reimburse Bayer HealthCare for certain development costs out of our share of any such future profits. Within the United States, we retain exclusive commercialization rights to the VEGF Trap-Eye and are entitled to all future profits.



"All of our resources are aligned around a core strategic imperative: getting new medicines to patients as quickly and efficiently as possible. Our progress in 2006 demonstrates our success in working to achieve this imperative."

Scott Mellis, M.D., Ph.D., Vice President, Translational Medicine

# IL-1 TRAP – We plan to submit our first marketing application to the FDA later this year seeking approval for our IL-1 Trap for the treatment of CAPS. This will represent an important milestone for Regeneron by validating our ability to move programs from our research laboratory through all stages of clinical development.

**Background**

Cryopyrin-Associated Periodic Syndromes (CAPS) are a group of rare inherited inflammatory conditions. In most cases, CAPS are caused by a variety of mutations in the gene CIAS1 (also known as NALP3) which encodes a protein named cryopyrin ("icy fire"). These conditions include Familial Cold Autoinflammatory Syndrome, Muckle-Wells Syndrome, and Neonatal Onset Multisystem Inflammatory Disease. These syndromes are characterized by spontaneous systemic inflammation and are termed autoinflammatory disorders. A novel feature of these conditions (particularly Familial Cold Autoinflammatory Syndrome and Muckle-Wells Syndrome) is that exposure to mild degrees of cold temperature can provoke a major inflammatory episode that occurs within hours. Currently, there are no medicines approved for the treatment of CAPS. Another company's antibody product that blocks IL-1, which has been approved in another indication, has been reported to reduce the symptoms of CAPS patients, which supports the role of IL-1 in these conditions.

**Innovation**

Interleukin-1 (IL-1) is a soluble protein secreted by certain cells in the body. In many cases, IL-1 acts as a messenger to help regulate immune and inflammatory responses by attaching to cell-surface receptors in cells that participate in the body's immune system. In excess, IL-1 can be harmful and has been linked to different inflammatory diseases.

Regeneron's IL-1 Trap is designed to attach to and neutralize secreted IL-1 before it can attach to cell-surface receptors and generate signals that can trigger disease activity in body tissue. Once attached to the Trap, IL-1 cannot bind to the cell surface receptors and, together with the Trap, is flushed from the body.

**Progress**

In October 2006, we announced positive data from our Phase 3 pivotal clinical trial in CAPS (Familial Cold Autoinflammatory Syndrome and Muckle-Wells Syndrome). The program, which included two randomized, double-blind, placebo-controlled demonstrations of efficacy for the IL-1 Trap, showed statistically significant efficacy results within a single group of adult patients suffering from CAPS. Based on these findings, we are finalizing our submission of a Biologics License Application to the FDA, now that the 24-week open-label extension phase of the study has been completed. Because there are only several hundred CAPS patients in the United States and there is no approved therapy for this disease, the FDA has granted Orphan Drug status and Fast Track designation to the IL-1 Trap for the treatment of CAPS.

Regeneron is evaluating the IL-1 Trap in a number of diseases and disorders in which IL-1 may play an important role, including gout and other diseases associated with inflammation. Based on preclinical evidence that IL-1 appears to play an important role in gout, we initiated a proof of concept study of the IL-1 Trap in gout in the first quarter of 2007.



IL 1 Trap for Inflammasomes

A potential breakthrough for patients afflicted with Cryopyrin Associated Periodic Syndromes (CAPS), a spectrum of rare autoinflammatory diseases, and patients with other diseases where interleukin 1 may play a role



"We expect our innovative discovery platforms to build Regeneron's pipeline of the future by generating a diverse portfolio of new antibody candidates."

Andrew Murphy, Ph.D., Vice President, Target Discovery

# VELOCIMMUNE® is the centerpiece of Regeneron's suite of technologies for discovering and developing fully human monoclonal antibody product candidates.

**Background**

The body's immune system recognizes foreign substances, called antigens. To defend itself against these antigens, the body generates antibodies, proteins that seek out the antigens and help destroy them. Important medicines have been developed based on creating therapeutic antibodies that attack antigens associated with specific diseases.

**Innovation**

Regeneron has developed and validated a group of technology platforms designed to improve the process of discovering, producing, and validating the use of human monoclonal antibody product candidates. These discovery platforms are designed to identify genes of therapeutic interest and validate targets through a high throughput production of mamalian models. Once a therapeutic target of interest is identified, our VelocImmune platform can generate fully human monoclonal antibodies (hMAbs) to address the targets identified in the mammalian models. The VelocImmune mouse, unlike other hMAb mice, mounts a robust immune response that is indistinguishable from that of a wild type mouse, resulting in a reliable and efficient platform for discovering fully human monoclonal antibody product candidates.

**Progress**

We are utilizing the VelocImmune technology to produce our next generation of therapeutic drug candidates for preclinical development. We also continue to explore possible licensing or collaborative arrangements with third parties related to VelocImmune and related technologies. In the first half of 2007, we entered into non-exclusive license agreements with AstraZeneca and Astellas that will allow these companies to utilize our VelocImmune technology for their internal research programs to discover human monoclonal antibodies. These agreements will provide up to $240 million in license fees to Regeneron over six years and offer strong validation of the potential of VelocImmune.

Another important milestone for our technology platforms occurred in September 2006, when Regeneron was awarded a five-year grant from the National Institutes of Health as part of their Knockout Mouse Project. VelociGene® is our proprietary technology for creating any genetic modification in a mouse in a very precise and high-throughput manner. In this project, VelociGene technology will be used to take aim at 3,500 of the most difficult genes to inactivate and which are not currently the focus of other large-scale knockout mouse programs. The overall goal of the Knockout Mouse Project is to build a comprehensive and broadly available resource of knockout mice to accelerate the understanding of gene function and gene involvement in human diseases.

## VELOCIMMUNE MOLECULAR STRUCTURE



Variable Domains
Constant Domains
Variable Domains
1
2
3
4
5
6
7
8


**Regeneron's VelocImmune mice are highly engineered to efficiently generate antibodies with fully human variable domains that are later joined to human constant domains to add desired therapeutic properties.**

**Variable Domains (1,2,5,6)** target the antibody to each particular antigen. These domains are different for each antibody. Both humans and mice are able to generate millions of different variable domains in search of one that binds very tightly to a specific antigen. Antibodies with variable domains that bind to disease agent antigens or tumor cell antigens can be used as drugs.

**Constant Domains (3,4,7,8)** contribute to antibody stability and provide functions essentia for antibody generation. All antibodies contain one of only a few different constant domains. These domains also determine the function of th final antibody. Antibodies can function as drugs by blocking disease-causing agents or by directing the killing of tumor cells. VelocImmune uses mouse constant domains for efficient antibody generation and then switches to human consta domains for the final drug.

Dear Shareholders,

Our long-term success will be measured by our ability to offer important new treatment options to patients who struggle with serious diseases, while at the same time ensuring that shareholders are rewarded for their investment in our efforts. These twin goals are what drive us.



George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

**We are pleased to report that we made strong progress in 2006 toward making these goals a reality. Over the last year, we:**

- Reported positive results from the pivotal studies of the IL-1 Trap in CAPS patients, setting the stage for our first Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) for this indication
- Completed the manufacturing and quality control activities at our manufacturing facility in Rensselaer, New York, needed to support the BLA submission and commercial production of the IL-1 Trap for the treatment of CAPS
- Reported positive interim data from an ongoing Phase 2 trial for the VEGF Trap-Eye in the neovascular form of age-related macular degeneration (wet AMD), and announced plans to initiate Phase 3 testing of the VEGF Trap-Eye in wet AMD in the second half of this year
- Entered into an important strategic collaboration with Bayer HealthCare to develop and commercialize our VEGF Trap-Eye product outside the United States
- Announced plans with sanofi-aventis to study the VEGF Trap in at least five Phase 3 trials in combination with different chemotherapy regimens
- Validated our technology platforms, including VelociGene® and VelocImmune®, as important tools for discovering drug candidates and expanding our clinical development pipeline
- Entered into two VelocImmune license agreements that will provide up to $240 million over six years to help finance the development of our own pipeline of monoclonal antibody drug candidates
- Substantially strengthened the company's financial position with a successful $175 million public offering of common stock

In sum, we believe that by any measure 2006 was a successful year for Regeneron. Now, let's look ahead to what we hope will be an even more exciting 2007

**Looking to the future.**

As this brief review of last year's achievements indicates, much was accomplished since we wrote to you in last year's annual report. Our focus, though, remains squarely on achieving our long-term corporate goals. Toward this end, we are especially excited about our plans to submit our first BLA to the FDA in the second quarter of 2007, seeking approval to market the IL-1 Trap for the treatment of Cryopyrin-Associated Periodic Syndromes (CAPS), a spectrum of rare inherited inflammatory diseases that are characterized by spontaneous inflammatory disorders. The FDA has granted Orphan Drug status and Fast Track designation to the IL-1 Trap for the treatment of CAPS, and we are hoping that we will receive a decision from the FDA on our marketing application for the IL-1 Trap later this year.

This first BLA submission marks an important milestone for Regeneron and validates our efforts to discover and develop novel therapeutics. We are also enthusiastic about the potential application of the IL-1 Trap in other inflammatory indications. Based on preclinical evidence that IL-1 appears to play a critical role in gout, we initiated a proof of concept study of the IL-1 Trap in that indication and we hope to have data from this trial later this year. We are also preparing to begin exploratory proof of concept studies of the IL-1 Trap in other indications where blocking IL-1 may have an important therapeutic benefit.

This past year we made significant advances in the development of the VEGF Trap-Eye, and we have even more ambitious plans for 2007. One of our most important accomplishments in 2006 was establishing a strategic collaboration with Bayer HealthCare for the development and commercialization of the VEGF Trap-Eye outside the United States. The agreement allowed us to achieve two important objectives: To offset a major portion of our development costs for this program through significant up-front, milestone, and reimbursement payments from Bayer HealthCare, and to retain exclusive rights to the important U.S. market. Under the Bayer HealthCare agreement, we received $75 million as an up-front payment and are eligible to receive up to $110 million in development and regulatory milestone payments and up to an additional $135 million in sales milestone payments. In addition, both companies will share the costs of an integrated global development program. The agreement allows us to leverage Bayer HealthCare's global reach and expertise in specialty pharmaceuticals outside the United States. We will share profits equally with Bayer HealthCare outside the United States, subject to certain development cost reimbursement obligations tied to any future profits from the collaboration.

Earlier this year, Regeneron and Bayer HealthCare announced encouraging interim data from our ongoing Phase 2 trial in wet AMD, which is evaluating the safety and biological effect of different doses and dosing regimens of the VEGF Trap-Eye administered to 150 patients over 12 weeks. Patients in the interim analysis, on average, demonstrated a statistically significant improvement in both retinal thickness and visual acuity after 12 weeks of treatment.

Moreover, although Phase 3 testing will be required to evaluate the safety and efficacy of the VEGF Trap-Eye over a longer period of time and in a larger patient population, data from this interim analysis suggested that the VEGF Trap-Eye may offer the potential to maintain or improve vision in patients with wet AMD with dosing less frequently than once every four weeks. Obviously, any potential reduction in dosing frequency is important for a drug that is administered by intraocular injections. We expect to report complete twelve-week data on all 150 patients enrolled in the Phase 2 study by the end of the year. Based on the Phase 2 interim results, Regeneron and Bayer HealthCare announced plans to initiate Phase 3 testing of the VEGF Trap-Eye in wet AMD in the second half of this year.

We expect 2007 to be a very active year for our VEGF Trap oncology program with more than 20 trials either in progress or in the preparation stage in multiple cancer indications. Importantly, our 2007 plans for the oncology program include initiating the first three of five planned Phase 3 trials, which will evaluate the safety and efficacy of the VEGF Trap in combination with standard chemotherapy regimens in specific cancer types. The VEGF Trap oncology program is being conducted with sanofi-aventis under our 2003 collaboration agreement.

Together with sanofi-aventis, we currently are testing the VEGF Trap in three Phase 2 single-agent studies in advanced ovarian cancer, non-small cell lung adenocarcinoma, and advanced ovarian cancer patients with symptomatic malignant ascites. Sanofi-aventis has been a strong and active partner in the ongoing development of the VEGF Trap in cancer; their expertise in oncology and their enthusiasm for the VEGF Trap have significantly enhanced the progress of our clinical programs over the past three years. In addition, the National Cancer Institute has initiated eight Phase 2 single-agent studies of the VEGF Trap in a variety of cancer indications, and additional studies are planned.

We are particularly proud that each of our clinical development candidates was discovered in Regeneron's research laboratories, and we continue to rely on this core strength in discovery research to generate our next generation of potential therapeutics. We expect this next generation of drug candidates to come from VelocImmune, our proprietary platform for discovering fully human monoclonal antibody product candidates. We believe that VelocImmune offers the potential to increase dramatically the speed and efficiency of discovering fully human, therapeutic monoclonal antibody product candidates. This belief in the significant potential of VelocImmune was validated over the past year when two major pharmaceutical companies, AstraZeneca and Astellas, agreed to pay us a total of up to $240 million to use VelocImmune as part of their own drug discovery efforts. Beginning in the fourth quarter, we expect to initiate Phase 1 development of the first antibody product candidate and follow that with at least two more antibody candidates into human clinical trials each year after that.

**A stronger balance sheet.**

Over the course of the past year, we took several steps to strengthen our financial base and provide funds to help finance our diverse preclinical and clinical programs. In our major clinical development programs in oncology and eye disease, our collaborators bear a major share of the development costs. To fund our VEGF Trap oncology program, sanofi-aventis plans to spend more than $400 million over the next several years, representing 100% of worldwide development costs. To fund our VEGF Trap-Eye program, Regeneron and Bayer HealthCare plan to spend more than $250 million over the next several years. Bayer HealthCare will pay a substantial share of these worldwide development costs (with the share defined by a formula in 2007-08 and 50% thereafter). Under both the sanofi-aventis and Bayer HealthCare agreements, we will repay our collaborators 50% of their development costs under formulas tied to future profits from the commercialization of the applicable collaboration products.

In addition to our major product collaborations, our two VelocImmune licensing agreements will together provide $40 million in annual licensing fees through at least 2010. In September 2006, we were awarded a grant from the National Institutes of Health, as part of their Knockout Mouse Project, under which we are entitled to receive a minimum of $18.9 million over the next five years. And in November 2006, we raised approximately $175 million from the public offering of 7.6 million shares of common stock.

**A stronger team.**

Clearly, we have outlined an ambitious agenda for 2007 and beyond. Nevertheless, we have full confidence in our ability to execute this agenda. We have an industry-leading team of scientists and other professionals who have demonstrated their ability to discover and develop drugs. To add depth to our commercial and clinical capabilities, we expanded our senior management team in 2006. Peter Powchik, M.D., joined us as Senior Vice President of Clinical Development. He will lead our clinical efforts during this very active development period. Peter came to us from Chugai Pharma USA, where he served as Senior Vice President and Chief Medical Officer. Robert J. Terifay joined us as Senior Vice President, Commercial. He will implement Regeneron's commercialization strategy and lead sales, marketing, and customer service activities. Bob has over 20 years of experience in operational and marketing roles within the pharmaceutical industry, including senior marketing and commercial positions at Millennium Pharmaceuticals, Cor Therapeutics and G.D. Searle & Company. Alain Thibault, M.D., joined us as Vice President, Clinical Sciences-Oncology. He is overseeing clinical development of the VEGF Trap in oncology and will have responsibility for future oncology product candidates. Alain joined us with significant experience in researching and developing oncology drugs, including senior research positions at Johnson & Johnson Pharmaceutical Research & Development and Roche Laboratories. Finally, Avner Ingerman, M.D., joined the Company from Johnson & Johnson Vision Care to assume lead clinical responsibility for our VEGF Trap-Eye development program. We look forward to working with Peter, Bob, Alain, and Avner in the years ahead and believe they bring critical experience to our operations.

This is a very exciting time for Regeneron. Our development candidates have shown promise in late-stage clinical testing, and we have a selection of preclinical antibody product candidates from our discovery laboratories that we hope will fill our clinical development pipeline in the years ahead. Taking a product candidate from the lab to the patient is a long and, at times, frustrating process; however, the prospect of bringing important therapeutics to patients is always inspiring and drives us to work hard to fulfill our goals. Regeneron is poised today to build upon last year's significant achievements. Over the next year, we will submit our first BLA and, hopefully, have our first product approval. We expect continued expansion and maturation of our lead product candidates and a deeper and broader antibody product development pipeline. We look forward to sharing further progress with you in next year's annual report.



Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer



George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President
Regeneron Research Laboratories



P. Roy Vagelos, M.D.
Chairman of the Board

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2006**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number 0-19034**

# REGENERON PHARMACEUTICALS, INC.

*(Exact name of registrant as specified in its charter)*

| **New York** | **13-3444607** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No)* |
| **777 Old Saw Mill River Road, Tarrytown, New York** | **10591-6707** |
| *(Address of principal executive offices)* | *(Zip code)* |

**(914) 347-7000**

**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

**None**

*(Title of Class)*

**Securities registered pursuant to Section 12(g) of the Act:**

**Common Stock — par value $.001 per share**

*(Title of Class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $678,078,000, computed by reference to the closing sales price of the stock on NASDAQ on June 30, 2006, the last trading day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of each of the registrant's classes of common stock as of February 28, 2007:

| Class of Common Stock | Number of Shares |
|---|---|
| Class A Stock, $.001 par value | 2,270,355 |
| Common Stock, $.001 par value | 63,360,389 |

**DOCUMENTS INCORPORATED BY REFERENCE:**

Specified portions of the Registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. Exhibit index is located on pages 50 to 52 of this filing.

## PART I

**Item 1.** ***Business***

*This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties relating to future events and the future financial performance of Regeneron Pharmaceuticals, Inc., and actual events or results may differ materially. These statements concern, among other things, the possible success and therapeutic applications of our product candidates and research programs, the timing and nature of the clinical and research programs now underway or planned, and the future sources and uses of capital and our financial needs. These statements are made by us based on management's current beliefs and judgment. In evaluating such statements, stockholders and potential investors should specifically consider the various factors identified under the caption "Risk Factors" which could cause actual events or results to differ materially from those indicated by such forward-looking statements. We do not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.*

**General**

Regeneron Pharmaceuticals, Inc. is a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We are currently focused on three development programs: IL-1 Trap (rilonacept) in various inflammatory indications, the VEGF Trap in oncology, and the VEGF Trap eye formulation (VEGF Trap-Eye) in eye diseases using intraocular delivery. The VEGF Trap is being developed in oncology in collaboration with the sanofi-aventis Group. In October 2006, we entered into collaboration with Bayer HealthCare LLC for the development of the VEGF-Trap-Eye. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases. We expect that our next generation of product candidates will be based on our proprietary technologies for discovering and producing human monoclonal antibodies. Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates.

Our core business strategy is to maintain a strong foundation in basic scientific research and discovery-enabling technology and combine that foundation with our manufacturing and clinical development capabilities to build a successful, integrated biopharmaceutical company. We believe that our ability to develop product candidates is enhanced by the application of our technology platforms. Our discovery platforms are designed to identify specific genes of therapeutic interest for a particular disease or cell type and validate targets through high-throughput production of mammalian models. Our human monoclonal antibody (VelocImmune®) and cell line expression technologies may then be utilized to design and produce new product candidates directed against the disease target. Based on the VelocImmune platform which we believe, in conjunction with our other proprietary technologies, can accelerate the development of fully human monoclonal antibodies, we plan to move two new antibody candidates into clinical trials each year going forward beginning around the end of 2007. We continue to invest in the development of enabling technologies to assist in our efforts to identify, develop, and commercialize new product candidates.

**Clinical Programs:**

***1. IL-1 Trap — Inflammatory Diseases***

The IL-1 Trap (rilonacept) is a protein-based product candidate designed to bind the interleukin-1 (called IL-1) cytokine and prevent its interaction with cell surface receptors. We are evaluating the IL-1 Trap in a number of diseases and disorders in which IL-1 may play an important role, including a spectrum of rare diseases called Cryopyrin-Associated Periodic Syndromes (CAPS) and other diseases associated with inflammation.

In October 2006, we announced positive data from a Phase 3 clinical program designed to provide two separate demonstrations of efficacy for the IL-1 Trap within a single group of adult patients suffering from CAPS. The Phase 3 program of the IL-1 Trap included two studies (Part A and Part B). Both studies met their primary endpoints (Part A: $p < 0.0001$ and Part B: $p < 0.001$). The primary endpoint of both studies was the change in disease activity, which was measured using a composite symptom score composed of a daily evaluation of fever/chills, rash, fatigue, joint pain, and eye redness/pain.

We plan to submit a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in the second quarter of 2007, following completion of a 24-week open-label extension phase. The FDA has granted Orphan Drug status and Fast Track designation to the IL-1 Trap for the treatment of CAPS.

The first study (Part A) was a double-blind and placebo-controlled 6-week trial, in which patients randomized to receive the IL-1 Trap had an approximate 85% reduction in their mean symptom score compared to an approximate 13% reduction in patients treated with placebo ($p<0.0001$). Following a 9-week interval during which all patients received the IL-1 Trap, a "randomized withdrawal" study (Part B) was performed, in which the same patients were re-randomized to either switch to placebo or continue treatment with the IL-1 Trap in a double-blind manner. During the 9-week randomized withdrawal period, patients who were switched to placebo had a five-fold increase in their mean symptom score, compared with those remaining on the IL-1 Trap who had no significant change ($p=.0002$). Both the Part A and Part B studies achieved statistical significance in all of their pre-specified secondary and exploratory endpoints.

Preliminary analysis of the safety data from both studies indicated that there were no drug-related serious adverse events. Injection site reactions and upper respiratory tract infections, all mild to moderate in nature, occurred more frequently in patients while on the IL-1 Trap than on placebo. In these two studies, the IL-1 Trap appeared to be well tolerated; 46 of 47 randomized patients completed the Part A study, and 44 of 45 randomized patients completed the Part B study. The 24-week open-label extension phase is ongoing.

CAPS is a spectrum of rare inherited inflammatory conditions, including Familial Cold Autoinflammatory Syndrome (FCAS), Muckle-Wells Syndrome (MWS), and Neonatal Onset Multisystem Inflammatory Disease (NOMID). These syndromes are characterized by spontaneous systemic inflammation and are termed auto-inflammatory disorders. A novel feature of these conditions (particularly FCAS and MWS) is that exposure to mild degrees of cold temperature can provoke a major inflammatory episode that occurs within hours. CAPS are caused by a range of mutations in the gene *CIAS1* (also known as NALP3) which encodes a protein named cryopyrin ("icy-fire"). Currently, there are no medicines approved for the treatment of CAPS.

We are also evaluating the potential use of the IL-1 Trap in other indications in which IL-1 may play a role. Based on preclinical evidence that IL-1 appears to play a critical role in gout, we initiated a proof of concept study of the IL-1 Trap in gout in the first quarter of 2007. We are also preparing to initiate exploratory proof of concept studies of the IL-1 Trap in other indications.

Under a March 2003 collaboration agreement with Novartis Pharma AG, we retain the right to elect to collaborate in the future development and commercialization of a Novartis IL-1 antibody, which is in clinical development. Following completion of Phase 2 development and submission to us of a written report on the Novartis IL-1 antibody, we have the right, in consideration for an opt-in payment, to elect to co-develop and co-commercialize the Novartis IL-1 antibody in North America. If we elect to exercise this right, we are responsible for paying 45% of post-election North American development costs for the antibody product. In return, we are entitled to co-promote the Novartis IL-1 antibody and to receive 45% of net profits on sales of the antibody product in North America. Under certain circumstances, we are also entitled to receive royalties on sales of the Novartis IL-1 antibody in Europe.

In addition, under the collaboration agreement, Novartis has the right to elect to collaborate in the development and commercialization of a second generation IL-1 Trap following completion of its Phase 2 development, should we decide to clinically develop such a second generation product candidate. Novartis does not have any rights or options with respect to our IL-1 Trap currently in clinical development.

### 2. *VEGF Trap — Oncology*

The VEGF Trap is a protein-based product candidate designed to bind all forms of Vascular Endothelial Growth Factor-A (called VEGF-A, also known as Vascular Permeability Factor or VPF) and the related Placental Growth Factor (called PlGF), and prevent their interaction with cell surface receptors. VEGF-A (and to a less validated degree, PlGF) is required for the growth of new blood vessels that are needed for tumors to grow and is a potent regulator of vascular permeability and leakage.

The VEGF Trap is being developed in cancer indications in collaboration with sanofi-aventis. Currently, the collaboration is conducting Phase 2 studies, with patient enrollment underway in advanced ovarian cancer (AOC), non-small cell lung adenocarcinoma (NSCLA), and AOC patients with symptomatic malignant ascites (SMA). In 2004, the United States Food and Drug Administration (FDA) granted Fast Track designation to the VEGF Trap for the treatment of SMA. Sanofi-aventis reported in February 2007 that a registration filing is possible for the VEGF Trap in at least one of these single-agent indications in 2008.

In addition, five new Phase 2 single-agent studies have begun in conjunction with the National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP) in relapsed/refractory multiple myeloma, metastatic colorectal cancer, recurrent or metastatic cancer of the urothelium, locally advanced or metastatic gynecological soft tissue sarcoma, and recurrent malignant gliomas. An additional study is expected to begin shortly in metastatic breast cancer. The companies are working to finalize plans with NCI/CTEP for at least four additional trials in different cancer types.

We and sanofi-aventis intend to initiate five Phase 3 trials evaluating the safety and efficacy of the VEGF Trap in combination with standard chemotherapy regimens in specific cancer types, the first three of which are planned to begin in 2007. The companies plan to initiate these Phase 3 trials in the following indications:

- first-line metastatic hormone resistant prostate cancer in combination with Taxotere®,
- first-line metastatic pancreatic cancer in combination with gemcitabine-based regimen,
- first-line gastric cancer in combination with Taxotere®,
- second-line non-small cell lung cancer in combination with Taxotere®, and
- second-line metastatic colorectal cancer in combination with FOLFIRI (Folinic Acid, Fluorouracil, and irinotecan).

Five safety and tolerability studies of the VEGF Trap in combination with standard chemotherapy regimens are continuing in a variety of cancer types to support the planned Phase 3 clinical program. The companies have previously summarized information from two of these safety and tolerability trials. One study is evaluating the VEGF Trap in combination with oxaliplatin, 5-flourouracil, and leucovorin (FOLFOX4) in a Phase 1 trial of patients with advanced solid tumors. Another study is evaluating the VEGF Trap in combination with irinotecan, 5-fluorouracil, and leucovorin (LV5FU2-CPT11) in a Phase 1 trial of patients with advanced solid tumors. Abstracts published in the 2006 ASCO Annual Meeting Proceedings reported that the VEGF Trap could be safely combined with either FOLFOX4 or LV5FU2-CPT11 at the dose levels studied. The companies are also evaluating the VEGF Trap in separate Phase 1b studies in combination with Taxotere®, cisplatin, and fluouracil; with Taxotere® and cisplatin; and with gemcitabine-erlotinib.

Cancer is a heterogeneous set of diseases and one of the leading causes of death in the developed world. A mutation in any one of dozens of normal genes can eventually result in a cell becoming cancerous; however, a common feature of cancer cells is that they need to obtain nutrients and remove waste products, just as normal cells do. The vascular system normally supplies nutrients to and removes waste from normal tissues. Cancer cells can use the vascular system either by taking over preexisting blood vessels or by promoting the growth of new blood vessels (a process known as angiogenesis). VEGF is secreted by many tumors to stimulate the growth of new blood vessels to supply nutrients and oxygen to the tumor. VEGF blockers have been shown to inhibit new vessel growth; and, in some cases, can cause regression of existing tumor vasculature. Countering the effects of VEGF, thereby blocking the blood supply to tumors, has demonstrated therapeutic benefits in clinical trials. This approach of inhibiting angiogenesis as a mechanism of action for an oncology medicine was validated in February 2004, when the FDA approved Genentech, Inc.'s VEGF inhibitor, Avastin®. Avastin is an antibody product designed to inhibit VEGF and interfere with the blood supply to tumors.

**Collaboration with the sanofi-aventis Group**

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals, Inc. (predecessor to sanofi-aventis U.S.) to collaborate on the development and commercialization of the VEGF Trap in all countries other than Japan, where we retained the exclusive right to develop and commercialize the VEGF Trap. In January 2005, we and sanofi-aventis amended the collaboration agreement to exclude from the scope of the collaboration the development and commercialization of the VEGF Trap for intraocular delivery to the eye. In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan for disease indications included in our collaboration. We are entitled to a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments. We may also receive up to $400.0 million in milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to receipt of marketing approvals for up to eight VEGF Trap oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five VEGF Trap oncology indications in Japan.

Under the collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option.

*3. VEGF Trap — Eye Diseases*

The VEGF Trap-Eye is a form of the VEGF Trap that has been purified and formulated with excipients and at concentrations suitable for direct injection into the eye. The VEGF Trap-Eye currently is being tested in a Phase 2 trial in patients with the neovascular form of age-related macular degeneration (wet AMD) and in a small pilot study in patients with diabetic macular edema (DME).

In the second quarter of 2006, we initiated a 150 patient, 12 week, Phase 2 trial of the VEGF Trap-Eye in wet AMD. The trial is evaluating the safety and biological effect of treatment with multiple doses of the VEGF Trap-Eye using different doses and different dosing regimens. We expect to report initial three-month data from the first 75 patients enrolled in the Phase 2 trial in early 2007 and complete three-month data on all 150 patients enrolled in the study by the end of the year. We are also conducting a Phase 1 safety and tolerability trial of a new formulation of the VEGF Trap-Eye in wet AMD. An initial Phase 3 trial of the VEGF Trap-Eye in wet AMD utilizing the new formulation is planned to begin in the second half of 2007, and a second Phase 3 trial is planned once the full data from the Phase 2 trial has been analyzed.

Also in the second quarter of 2006, we initiated a small pilot study of the VEGF Trap in patients with DME.

At the 2006 American Society of Retinal Specialists (ASRS) annual meeting in France, we updated the positive preliminary results from a Phase 1 trial of the VEGF Trap-Eye in patients with wet AMD. A total of 21 patients received a single dose of VEGF Trap-Eye at doses of 0.05, 0.15, 0.5, 1, 2, and 4 milligrams (mg) intravitreally (direct injection into the eye). Patients were evaluated for six weeks to measure the durability of effects and provide guidance for dosing regimens to be used in future trials. All dose levels were generally well tolerated, and a maximum tolerated dose was not reached in the study. In wet AMD, the leakiness of the abnormal blood vessels in the eye can lead to increased retinal thickness. On average, patients receiving the VEGF Trap-Eye demonstrated large, rapid, and sustained (at least six weeks) reductions in retinal thickness. Excess retinal thickness, as determined by ocular coherence tomography (OCT), is a clinical measure of disease activity in wet AMD. As measured by the OCT reading center (posterior pole OCT scans), the median excess retinal thickness resulting from the disease process was 194 microns at baseline. Following a single intravitreal dose of the VEGF Trap-Eye, median excess retinal thickness was reduced to 60 microns, an improvement that was sustained over a six week period. As measured by the computerized Fast Macular Scan protocol, the median excess retinal thickness was 119 microns at baseline, which was reduced to 27 microns at six weeks after the single dose of the VEGF Trap-Eye.

Of the 20 patients evaluable for efficacy, 95 percent had stabilization or improvement in visual acuity, defined as ≤15 letter loss on the Early Treatment of Diabetic Retinopathy Study (ETDRS) eye chart. Patients were also evaluated for best-corrected visual acuity (BCVA), the best acuity a person can achieve with glasses. BCVA for all patients in the study increased by a mean of 4.8 letters at six weeks. In the two highest dose groups (2 mg and 4 mg), the mean improvement in BCVA was 13.5 letters, with three of six patients showing an improvement in BCVA of 15 or more letters..

VEGF-A both stimulates angiogenesis and increases vascular permeability. It has been shown in preclinical studies to be a major pathogenic factor in both wet AMD and diabetic retinopathy, and it is believed to be involved in other medical problems affecting the eyes. In clinical trials, blocking VEGF-A has been shown to be effective in patients with wet AMD, and Macugen® (OSI Pharmaceuticals, Inc.) and Lucentis® (Genentech, Inc.) have been approved to treat patients with this condition.

Wet AMD and diabetic retinopathy (DR) are two of the leading causes of adult blindness in the developed world. In both conditions, severe vision loss is caused by a combination of retinal edema and neovascular proliferation. It is estimated that in the U.S. 6% of individuals aged 65-74 and 20% of those older than 75 are affected with wet AMD. DR is a major complication of diabetes mellitus that can lead to significant vision impairment. DR is characterized, in part, by vascular leakage, which results in the collection of fluid in the retina. When the macula, the central area of the retina that is responsible for fine visual acuity, is involved, loss of visual acuity occurs. This is referred to as diabetic macular edema (DME). DME is the most prevalent cause of moderate visual loss in patients with diabetes.

**Collaboration with Bayer HealthCare**

In October 2006, we entered into a collaboration agreement with Bayer HealthCare for the global development, and commercialization outside the United States, of the VEGF Trap-Eye. Under the agreement we and Bayer will collaborate on, and share the costs of, the development of the VEGF Trap-Eye through an integrated global plan that encompasses wet AMD, diabetic eye diseases, and other diseases and disorders. The companies will share equally in profits from any future sales of the VEGF Trap-Eye outside the United States. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, we will be obligated to reimburse Bayer for 50% of the development costs that it has incurred under the agreement from our share of the collaboration profits. Within the United States, we retained exclusive commercialization rights to the VEGF Trap-Eye and are entitled to all profits from any such sales. We received an up-front payment of $75.0 million from Bayer and can earn up to $110.0 million in total development and regulatory milestones related to the development of the VEGF Trap-Eye and marketing approvals in major market countries outside the United States. We can also earn up to $135.0 million in sales milestones if total annual sales of the VEGF Trap outside the United States achieve certain specified levels starting at $200 million.

**Research Technologies:**

One way that a cell communicates with other cells is by releasing specific signaling proteins, either locally or into the bloodstream. These proteins have distinct functions, and are classified into different "families" of molecules, such as peptide hormones, growth factors, and cytokines. All of these secreted (or signaling) proteins travel to and are recognized by another set of proteins, called "receptors," which reside on the surface of responding cells. These secreted proteins impact many critical cellular and biological processes, causing diverse effects ranging from the regulation of growth of particular cell types, to inflammation mediated by white blood cells. Secreted proteins can at times be overactive and thus result in a variety of diseases. In these disease settings, blocking the action of secreted proteins can have clinical benefit.

Regeneron scientists have developed two different technologies to design protein therapeutics to block the action of specific secreted proteins. The first technology, termed the "Trap" technology, was used to generate our current clinical pipeline, including the VEGF Trap, the VEGF Trap-Eye, and the IL-1 Trap. These novel "Traps" are composed of fusions between two distinct receptor components and the constant region of an antibody molecule called the "Fc region", resulting in high affinity product candidates.

Regeneron scientists also have discovered and developed a new technology for designing protein therapeutics that focuses on the discovery and production of fully human monoclonal antibodies. We call our technology VelocImmune® and, as described below, believe that it is a unique way of generating a wide variety of high affinity therapeutic, human monoclonal antibodies.

***VelocImmune® (Human Monoclonal Antibodies)***

We have developed a novel mouse technology platform, called VelocImmune, for producing fully human monoclonal antibodies. The VelocImmune mouse platform was generated by exploiting our VelociGene technology platform (see below), in a process in which six megabases of mouse immune gene loci were replaced or "humanized" with corresponding human immune gene loci. The VelocImmune mice can be used to generate efficiently fully human monoclonal antibodies to targets of therapeutic interest. VelocImmune and our related technologies offer the potential to increase the speed and efficiency through which human monoclonal antibody therapeutics may be discovered and validated, thereby improving the overall efficiency of our early stage drug development activities. We are utilizing the VelocImmune technology to produce our next generation of drug candidates for preclinical development and are exploring possible licensing or collaborative arrangements with third parties related to VelocImmune and related technologies.

**License Agreement with AstraZeneca**

In February 2007, we entered into a non-exclusive license agreement with AstraZeneca that will allow AstraZeneca to utilize our VelocImmune technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable up-front payment to us. AstraZeneca also will make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using our VelocImmune technology.

***VelociGene® and VelociMouse™ (Target Validation)***

Our VelociGene platform allows custom and precise manipulation of very large sequences of DNA to produce highly customized alterations of a specified target gene and accelerates the production of knock-out and transgenic expression models without using either positive/negative selection or isogenic DNA. In producing knock-out models, a color or fluorescent marker is substituted in place of the actual gene sequence, allowing for high-resolution visualization of precisely where the gene is active in the body, during normal body functioning, as well as in disease processes. For the optimization of pre-clinical development and toxicology programs, VelociGene offers the opportunity to humanize targets by replacing the mouse gene with the human homolog. Thus, VelociGene allows scientists to rapidly identify the physical and biological effects of deleting or over-expressing the target gene, as well as to characterize and test potential therapeutic molecules.

The VelociMouse technology also allows for the direct and immediate generation of genetically altered mice from ES cells, thereby avoiding the lengthy process involved in generating and breeding knockout mice from chimeras. Mice generated through this method are normal and healthy and exhibit a 100% germ-line transmission frequency. Furthermore, Regeneron's VelociMice are suitable for direct phenotyping or other studies.

**National Institutes of Health Grant**

In September 2006, we were awarded a five-year grant from the National Institutes of Health (NIH) as part of the NIH's Knockout Mouse Project. The goal of the Knockout Mouse Project is to build a comprehensive and broadly available resource of knockout mice to accelerate the understanding of gene function and human diseases. We will use our VelociGene technology to take aim at 3,500 of the most difficult genes to target and which are not currently the focus of other large-scale knockout mouse programs. We have also agreed to grant a limited license to a consortium of research institutions, the other major participants in the Knockout Mouse Project, to use components of our VelociGene technology in the Knockout Mouse Project. We will generate a collection of targeting vectors and targeted mouse embryonic stem cells (ES cells) which can be used to produce knockout mice.

These materials will be made widely available to academic researchers without charge. We will receive a fee for each targeted ES cell line or targeting construct made by us or the research consortium and transferred to commercial entities.

Under the NIH grant, we will be entitled to receive a minimum of $17.9 million over a five-year period. We will receive another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium, both of which will be supplied to the research consortium for its use in the Knockout Mouse Project. We will have the right to use, for any purpose, all materials generated by us and the research consortium.

*Cell Line Expression Technologies*

Many proteins that are of potential pharmaceutical value are proteins which are "secreted" from the cells into the bloodstream. Examples of secreted proteins include growth factors (such as insulin and growth hormone) and antibodies. Current technologies for the isolation of cells engineered to produce high levels of secreted proteins are both laborious and time consuming. We have developed enabling platforms for the high-throughput, rapid generation of high-producing cell lines for our Traps and VelocImmune human monoclonal antibodies.

## Research Programs:

*Oncology and Angiogenesis*

In many clinical settings, positively or negatively regulating blood vessel growth could have important therapeutic benefits, as could the repair of damaged and leaky vessels. Vascular Endothelial Growth Factor (VEGF) was the first growth factor shown to be specific for blood vessels, by virtue of having its receptor specifically expressed on blood vessel cells. In 1994, we discovered a second family of angiogenic growth factors, termed the Angiopoietins, and we have received patents covering members of this family. The Angiopoietins include naturally occurring positive and negative regulators of angiogenesis, as described in numerous scientific manuscripts published by our scientists and their collaborators. The Angiopoietins are being evaluated in preclinical research by us and our academic collaborators. Our preclinical studies have revealed that VEGF and the Angiopoietins normally function in a coordinated and collaborative manner during blood vessel growth. Manipulation of both VEGF and Angiopoietins seems to be of value in blocking vessel growth. We have research programs focusing on several targets in the areas of oncology and angiogenesis.

Tumors depend on the growth of new blood vessels (a process called "angiogenesis") to support their continued growth. Therapies that block tumor angiogenesis, specifically those that block VEGF, the key initiator of tumor angiogenesis, recently have been validated in human cancer patients. However, anti-VEGF approaches do not work in all patients, and many tumors can become resistant to such therapies.

In the December 21, 2006 issue of the journal *Nature*, we reported data from a preclinical study demonstrating that blocking an important cell signaling molecule, known as Delta-like Ligand 4 (Dll4), inhibited the growth of experimental tumors by interfering with their ability to produce a functional blood supply. The inhibition of tumor growth was seen in a variety of tumor types, including those that were resistant to blockade of VEGF, suggesting a novel anti-angiogenesis therapeutic approach. A fully human monoclonal antibody to Dll4, that was discovered using our VelocImmune technology, is in preclinical development.

*Metabolic and Related Diseases*

Food intake and metabolism are regulated by complex interactions between diverse neural and hormonal signals that serve to maintain an optimal balance between energy intake, storage, and utilization. The hypothalamus, a small area at the base of the brain, is critically involved in the integration of peripheral signals which reflect nutritional status and neural outputs which regulate appetite, food seeking behaviors, and energy expenditure. Metabolic disorders, such as type 2 diabetes, reflect a dysregulation in the systems which ordinarily tightly couple energy intake to energy expenditure. Our preclinical research program in this area encompasses the study of peripheral (hormonal) regulators of food intake and metabolism in health and disease. We have identified several targets in these therapeutic areas and are evaluating potential antibodies to evaluate in preclinical studies.

### *Muscle Diseases and Disorders*

Muscle atrophy occurs in many neuromuscular diseases and also when muscle is unused, as often occurs during prolonged hospital stays and during convalescence. Currently, physicians have few options to treat subjects with muscle atrophy or other muscle conditions which afflict millions of people globally. Thus, a treatment that has beneficial effects on skeletal muscle could have significant clinical benefit. Our muscle research program is currently focused on conducting in vivo and in vitro experiments with the objective of demonstrating and further understanding the molecular pathways involved in muscle atrophy and hypertrophy, and discovering therapeutic candidates that can modulate these pathways. We have several molecules in late stage research and are evaluating them for possible further development.

### *Other Therapeutic Areas*

We have research programs focusing on inflammatory and immune diseases, pain, bone and cartilage, ophthalmology, and cardiovascular diseases.

## Manufacturing

In 1993, we purchased our 104,000 square foot Rensselaer, New York manufacturing facility, and in 2003 completed a 19,500 square foot expansion. This facility is used to manufacture therapeutic candidates for our own preclinical and clinical studies. We also used the facility to manufacture a product for Merck & Co., Inc. under a contract that expired in October 2006. In July 2002, we leased 75,000 square feet in a building near our Rensselaer facility which is being used for the manufacture of Traps and for warehouse space. At December 31, 2006, we employed 188 people at these owned and leased manufacturing facilities. There were no impairment losses associated with long-lived assets at these facilities as of December 31, 2006.

Among the conditions for regulatory marketing approval of a medicine is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the GMP regulations of the health authority. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and by other national, federal, state, and local agencies. If our manufacturing facilities fail to comply with FDA and other regulatory requirements, we will be required to suspend manufacturing. This will have a material adverse effect on our financial condition, results of operations, and cash flow.

## Competition

We face substantial competition from pharmaceutical, biotechnology, and chemical companies (see "Risk Factors — *Even if our product candidates are ever approved, their commercial success is highly uncertain because our competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.*"). Our competitors may include Genentech, Novartis, Pfizer Inc., OSI Pharmaceuticals, Inc., Bayer HealthCare, Onyx Pharmaceuticals, Inc., Abbott Laboratories, sanofi-aventis, Merck, Amgen, Roche, and others. Many of our competitors have substantially greater research, preclinical, and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also be significant if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, one or more of our competitors may achieve product commercialization earlier than we do or obtain patent protection that dominates or adversely affects our activities. Our ability to compete will depend on how fast we can develop safe and effective product candidates, complete clinical testing and approval processes, and supply commercial quantities of the product to the market. Competition among product candidates approved for sale will also be based on efficacy, safety, reliability, availability, price, patent position, and other factors.

*VEGF Trap and VEGF Trap-Eye.* Many companies are developing therapeutic molecules designed to block the actions of VEGF specifically and angiogenesis in general. A variety of approaches have been employed, including antibodies to VEGF, antibodies to the VEGF receptor, small molecule antagonists to the VEGF receptor tyrosine kinase, and other anti-angiogenesis strategies. Many of these alternative approaches may offer competitive advantages to our VEGF Trap in efficacy, side-effect profile, or method of delivery. Additionally, some of these molecules are either already approved for marketing or are at a more advanced stage of development than our product candidate.

In particular, Genentech has an approved VEGF antagonist, Avastin®, on the market for treating certain cancers and a number of pharmaceutical and biotechnology companies are working to develop competing VEGF antagonists, including Novartis, OSI Pharmaceuticals, Pfizer, and Imclone Systems Incorporated. Many of these molecules are further along in development than the VEGF Trap and may offer competitive advantages over our molecule. Novartis has an ongoing Phase 3 clinical development program evaluating an orally delivered VEGF tyrosine kinase inhibitor in different cancer settings. Each of Pfizer and Onyx Pharmaceuticals (together with its partner Bayer) has received approval from the FDA to market and sell an oral medication that targets tumor cell growth and new vasculature formation that fuels the growth of tumors.

The market for eye disease products is also very competitive. Novartis and Genentech are collaborating on the commercialization and further development of a VEGF antibody fragment (Lucentis®) for the treatment of age-related macular degeneration (wet AMD) and other eye indications that was approved by the FDA in June 2006. OSI Pharmaceuticals and Pfizer are marketing an approved VEGF inhibitor (Macugen®) for wet AMD. Many other companies are working on the development of product candidates for the potential treatment of wet AMD that act by blocking VEGF, VEGF receptors, and through the use of soluble ribonucleic acids (sRNAs) that modulate gene expression. In addition, ophthalmologists are using off-label a third-party reformulated version of Genentech's approved VEGF antagonist, Avastin, with success for the treatment of wet AMD. The National Eye Institue recently has received funding for a Phase 3 trial to compare Lucentis to Avastin in the treatment of wet AMD.

*IL-1 Trap.* The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Amgen), Remicade® (Centocor), and Humira® (Abbott) and the IL-1 receptor antagonist Kineret (Amgen), and other marketed therapies makes it difficult to successfully develop and commercialize the IL-1 Trap. Even if the IL-1Trap is ever approved for sale, it will be difficult for our drug to compete against these FDA approved TNF-antagonists because doctors and patients will have significant experience using these effective medicines. Moreover, there are both small molecules and antibodies in development by third parties that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Eli Lilly and Company and Novartis are each developing antibodies to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. These drug candidates could offer competitive advantages over the IL-1 Trap. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize the IL-1 Trap.

*Other Areas.* Many pharmaceutical and biotechnology companies are attempting to discover new therapeutics for indications in which we invest substantial time and resources. In these and related areas, intellectual property rights have been sought and certain rights have been granted to competitors and potential competitors of ours, and we may be at a substantial competitive disadvantage in such areas as a result of, among other things, our lack of experience, trained personnel, and expertise. A number of corporate and academic competitors are involved in the discovery and development of novel therapeutics that are the focus of other research or development programs we are now conducting. These competitors include Amgen and Genentech, as well as many others. Many firms and entities are engaged in research and development in the areas of cytokines, interleukins, angiogenesis, and muscle conditions. Some of these competitors are currently conducting advanced preclinical and clinical research programs in these areas. These and other competitors may have established substantial intellectual property and other competitive advantages.

If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or the grant of marketing approval by a regulatory agency for a competitive product, the announcement may have an adverse effect on our operations or future prospects or on the market price of our common stock.

We also compete with academic institutions, governmental agencies, and other public or private research organizations, which conduct research, seek patent protection, and establish collaborative arrangements for the development and marketing of products that would provide royalties or other consideration for use of their technology. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties or other consideration for use of the technology that they have developed. Products developed in this manner may compete directly with products we develop. We also compete with others in acquiring technology from these institutions, agencies, and organizations.

### Patents, Trademarks, and Trade Secrets

Our success depends, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the proprietary rights of third parties (see "Risk Factors — *We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.*"). Our policy is to file patent applications to protect technology, inventions, and improvements that we consider important to our business and operations. We are the nonexclusive licensee of a number of additional U.S. patents and patent applications. We also rely upon trade secrets, know-how, and continuing technological innovation in an effort to develop and maintain our competitive position. We or our licensors or collaborators have filed patent applications on various products and processes relating to our product candidates as well as other technologies and inventions in the United States and in certain foreign countries. We intend to file additional patent applications, when appropriate, relating to improvements in these technologies and other specific products and processes. We plan to aggressively prosecute, enforce, and defend our patents and other proprietary technology.

Patent law relating to the patentability and scope of claims in the biotechnology field is evolving and our patent rights are subject to this additional uncertainty. Others may independently develop similar products or processes to those developed by us, duplicate any of our products or processes or, if patents are issued to us, design around any products and processes covered by our patents. We expect to continue, when appropriate, to file product and process patent applications with respect to our inventions. However, we may not file any such applications or, if filed, the patents may not be issued. Patents issued to or licensed by us may be infringed by the products or processes of others.

Defense and enforcement of our intellectual property rights can be expensive and time consuming, even if the outcome is favorable to us. It is possible that patents issued to or licensed to us will be successfully challenged, that a court may find that we are infringing validly issued patents of third parties, or that we may have to alter or discontinue the development of our products or pay licensing fees to take into account patent rights of third parties.

### Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the research, development, manufacture, and marketing of our product candidates (see "Risk Factors — *If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.*"). All of our product candidates will require regulatory approval before they can be commercialized. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other pre-market approval requirements by the FDA and foreign authorities. Many aspects of the structure and substance of the FDA and foreign pharmaceutical regulatory practices have been reformed during recent years, and continued reform is under consideration in a number of jurisdictions. The ultimate outcome and impact of such reforms and potential reforms cannot be predicted.

The activities required before a product candidate may be marketed in the United States begin with preclinical tests. Preclinical tests include laboratory evaluations and animal studies to assess the potential safety and efficacy of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase 1, trials are conducted with a small number of subjects to determine the early safety profile of the product candidate. In Phase 2, clinical trials are conducted with subjects afflicted with a specific disease or disorder to provide enough data to evaluate the preliminary safety, tolerability, and efficacy of different potential doses of the product candidate. In Phase 3, large-scale clinical trials are conducted with patients afflicted with the specific disease or disorder in order to provide enough data to understand the efficacy and safety profile of the product candidate, as required by the FDA. The results of the preclinical and clinical testing of a biologic product candidate are then submitted to the FDA in the form of a

Biologics License Application, or BLA, for evaluation to determine whether the product candidate may be approved for commercial sale. In responding to a BLA, the FDA may grant marketing approval, request additional information, or deny the application.

Any approval required by the FDA for any of our product candidates may not be obtained on a timely basis, or at all. The designation of a clinical trial as being of a particular phase is not necessarily indicative that such a trial will be sufficient to satisfy the parameters of a particular phase, and a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase. The results of preclinical studies or early stage clinical trials may not predict long-term safety or efficacy of our compounds when they are tested or used more broadly in humans.

Approval of a product candidate by comparable regulatory authorities in foreign countries is generally required prior to commencement of marketing of the product in those countries. The approval procedure varies among countries and may involve additional testing, and the time required to obtain such approval may differ from that required for FDA approval.

Various federal, state, and foreign statutes and regulations also govern or influence the research, manufacture, safety, labeling, storage, record keeping, marketing, transport, and other aspects of pharmaceutical product candidates. The lengthy process of seeking these approvals and the compliance with applicable statutes and regulations require the expenditure of substantial resources. Any failure by us or our collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the manufacturing or marketing of our products and our ability to receive product or royalty revenue.

In addition to the foregoing, our present and future business will be subject to regulation under the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, national restrictions, and other current and potential future local, state, federal, and foreign regulations.

**Business Segments**

Through 2006, our operations were managed in two business segments: research and development, and contract manufacturing. The research and development segment includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. It also includes revenues and expenses related to (i) the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements and (ii) the supply of specified, ordered research materials using Regeneron-developed proprietary technology. The contract manufacturing segment includes all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2006, 2005, and 2004, the Company manufactured a product for Merck under a contract that expired in October 2006. For financial information about these segments, see Note 20, "Segment Information", beginning on page F-34 in our Financial Statements. Due to the expiration of our manufacturing agreement with Merck, beginning in 2007 we only have a research and development business segment.

**Employees**

As of December 31, 2006, we had 573 full-time employees, of whom 80 held a Ph.D. or M.D. degree or both. We believe that we have been successful in attracting skilled and experienced personnel in a highly competitive environment; however, competition for these personnel is intense. None of our personnel are covered by collective bargaining agreements and our management considers its relations with our employees to be good.

**Available Information**

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, or the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW,

Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Regeneron, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at *http://www.sec.gov.*

We also make available free of charge on or through our Internet website *(http://www.regn.com)* our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

### Item 1A. *Risk Factors*

We operate in an environment that involves a number of significant risks and uncertainties. We caution you to read the following risk factors, which have affected, and/or in the future could affect, our business, operating results, financial condition, and cash flows. The risks described below include forward-looking statements, and actual events and our actual results may differ substantially from those discussed in these forward-looking statements. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. Furthermore, additional risks and uncertainties are described under other captions in this report and should be considered by our investors.

### Risks Related to Our Financial Results and Need for Additional Financing

***We have had a history of operating losses and we may never achieve profitability. If we continue to incur operating losses, we may be unable to continue our operations.***

From inception on January 8, 1988 through December 31, 2006, we had a cumulative loss of $687.6 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We have no products that are available for sale and do not know when we will have products available for sale, if ever. In the absence of revenue from the sale of products or other sources, the amount, timing, nature or source of which cannot be predicted, our losses will continue as we conduct our research and development activities. Until October 31, 2006, we received contract manufacturing revenue from our agreement with Merck and, until June 30, 2005, we received contract research and development revenue from our agreement with The Procter & Gamble Company. Our agreement with Procter & Gamble expired in June 2005 and our agreement with Merck expired in October 2006. The expiration of these agreements has resulted in a significant loss of revenue to the Company.

***We will need additional funding in the future, which may not be available to us, and which may force us to delay, reduce or eliminate our product development programs or commercialization efforts.***

We will need to expend substantial resources for research and development, including costs associated with clinical testing of our product candidates. We believe our existing capital resources will enable us to meet operating needs through at least early 2010, without taking into consideration the $200.0 million aggregate principal amount of convertible senior subordinated notes, which mature in October 2008; however, our projected revenue may decrease or our expenses may increase and that would lead to our capital being consumed significantly before such time. We will likely require additional financing in the future and we may not be able to raise such additional funds. If we are able to obtain additional financing through the sale of equity or convertible debt securities, such sales may be dilutive to our shareholders. Debt financing arrangements may require us to pledge certain assets or enter into covenants that would restrict our business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to our shareholders. If we are unable to raise sufficient funds to complete the development of our product candidates, we may face delay, reduction or elimination of our research and development programs or preclinical or clinical trials, in which case our business, financial condition or results of operations may be materially harmed.

***We have a significant amount of debt and may have insufficient cash to satisfy our debt service and repayment obligations. In addition, the amount of our debt could impede our operations and flexibility.***

We have a significant amount of convertible debt and semi-annual interest payment obligations. This debt, unless converted to shares of our common stock, will mature in October 2008. We may be unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our debt. Even if we are able to meet our debt service obligations, the amount of debt we already have could hurt our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes. In addition, our debt obligations could require us to use a substantial portion of cash to pay principal and interest on our debt, instead of applying those funds to other purposes, such as research and development, working capital, and capital expenditures.

**Risks Related to Development of Our Product Candidates**

***Successful development of any of our product candidates is highly uncertain.***

Only a small minority of all research and development programs ultimately result in commercially successful drugs. We have never developed a drug that has been approved for marketing and sale, and we may never succeed in developing an approved drug. Even if clinical trials demonstrate safety and effectiveness of any of our product candidates for a specific disease and the necessary regulatory approvals are obtained, the commercial success of any of our product candidates will depend upon their acceptance by patients, the medical community, and third-party payers and on our partners' ability to successfully manufacture and commercialize our product candidates. Our product candidates are delivered either by intravenous infusion or by intravitreal or subcutaneous injections, which are generally less well received by patients than tablet or capsule delivery. If our products are not successfully commercialized, we will not be able to recover the significant investment we have made in developing such products and our business would be severely harmed.

We intend to study our lead product candidates, the VEGF Trap, VEGF Trap-Eye, and IL-1 Trap, in a wide variety of indications. We intend to study the VEGF Trap in a variety of cancer settings, the VEGF Trap-Eye in different eye diseases and ophthalmologic indications, and the IL-1 Trap in a variety of systemic inflammatory disorders. Many of these current trials are exploratory studies designed to identify what diseases and uses, if any, are best suited for our product candidates. It is likely that our product candidates will not demonstrate the requisite efficacy and/or safety profile to support continued development for most of the indications that are to be studied. In fact, our product candidates may not demonstrate the requisite efficacy and safety profile to support the continued development for any of the indications or uses.

***Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is highly uncertain. If any of our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our product candidates.***

We must conduct extensive testing of our product candidates before we can obtain regulatory approval to market and sell them. We need to conduct both preclinical animal testing and human clinical trials. Conducting these trials is a lengthy, time-consuming, and expensive process. These tests and trials may not achieve favorable results for many reasons, including, among others, failure of the product candidate to demonstrate safety or efficacy, the development of serious or life-threatening adverse events (or side effects) caused by or connected with exposure to the product candidate, difficulty in enrolling and maintaining subjects in the clinical trial, lack of sufficient supplies of the product candidate or comparator drug, and the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with the trial plan or protocol. A clinical trial may fail because it did not include a sufficient number of patients to detect the endpoint being measured or reach statistical significance. A clinical trial may also fail because the dose(s) of the investigational drug included in the trial were either too low or too high to determine the optimal effect of the investigational drug in the disease setting. For example, we are studying higher doses of the IL-1 Trap in different diseases after a Phase 2 trial using lower doses of the IL-1 Trap in subjects with rheumatoid arthritis failed to achieve its primary endpoint.

We will need to reevaluate any drug candidate that does not test favorably and either conduct new trials, which are expensive and time consuming, or abandon the drug development program. Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Many companies in the biopharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even after promising results have been obtained in earlier trials. The failure of clinical trials to demonstrate safety and effectiveness for the desired indication(s) could harm the development of the product candidate(s), and our business, financial condition, and results of operations may be materially harmed.

***The data from the Phase 3 clinical program for the IL-1 Trap in CAPS (Cryopyrin Associated Periodic Syndromes) may be inadequate to support regulatory approval for commercialization of the IL-1 Trap.***

The efficacy and safety data from the Phase 3 clinical program for the IL-1 Trap in CAPS may be inadequate to support approval for its commercialization in this indication. Moreover, if the safety data from the ongoing clinical trials testing the IL-1 Trap are not satisfactory, we may not proceed with the filing of a biological license application, or BLA, for the IL-1 Trap or we may be forced to delay the filing. The FDA and other regulatory agencies may have varying interpretations of our clinical trial data, which could delay, limit, or prevent regulatory approval or clearance.

Further, before a product candidate is approved for marketing, our manufacturing facilities must be inspected by the FDA and the FDA will not approve the product for marketing if we or our third party manufacturers are not in compliance with current good manufacturing practices. Even if the FDA and similar foreign regulatory authorities do grant marketing approval for the IL-1 Trap, they may pose restrictions on the use or marketing of the product, or may require us to conduct additional post-marketing trials. These restrictions and requirements would likely result in increased expenditures and lower revenues and may restrict our ability to commercialize the IL-1 Trap profitably.

In addition to the FDA and other regulatory agency regulations in the United States, we are subject to a variety of foreign regulatory requirements governing human clinical trials, marketing and approval for drugs, and commercial sales and distribution of drugs in foreign countries. The foreign regulatory approval process includes all of the risks associated with FDA approval as well as country-specific regulations. Whether or not we obtain FDA approval for a product in the United States, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the IL-1 Trap in those countries.

***The development of serious or life-threatening side effects with any of our product candidates would lead to delay or discontinuation of development, which could severely harm our business.***

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the drug candidate being studied caused these conditions. Various illnesses, injuries, and discomforts have been reported from time-to-time during clinical trials of our product candidates. It is possible as we test our current drug candidates in larger, longer, and more extensive clinical programs, illnesses, injuries, and discomforts that were observed in earlier trials, as well as conditions that did not occur or went undetected in smaller previous trials, will be reported by patients. Many times, side effects are only detectable after investigational drugs are tested in large scale, Phase 3 clinical trials or, in some cases, after they are made available to patients after approval. If additional clinical experience indicates that any of our product candidates has many side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, which would severely harm our business.

Our VEGF Trap is being studied for the potential treatment of certain types of cancer and our VEGF Trap-Eye candidate is being studied in diseases of the eye. There are many potential safety concerns associated with significant blockade of vascular endothelial growth factor, or VEGF. These risks, based on the clinical and preclinical experience of systemically delivered VEGF inhibitors, including the systemic delivery of the VEGF Trap, include bleeding, hypertension, and proteinuria. These serious side effects and other serious side effects have been reported in our systemic VEGF Trap studies in cancer and diseases of the eye. In addition, patients given infusions of any protein, including the VEGF Trap delivered through intravenous administration, may develop severe hypersensitivity reactions or infusion reactions. Other VEGF blockers have reported side effects that became evident only after large scale trials or after marketing approval and large numbers of patients were treated. These include side effects that we have not yet seen in our trials such as heart attack and stroke. These and other complications or side effects could harm the development of the VEGF Trap for the treatment of cancer or the VEGF Trap-Eye for the treatment of diseases of the eye.

It is possible that safety or tolerability concerns may arise as we test higher doses of the IL-1 Trap in patients with other inflammatory diseases and disorders. Like TNF-antagonists such as Enbrel® (Amgen) and Remicade® (Centocor), the IL-1 Trap affects the immune defense system of the body by blocking some of its functions. Therefore, there may be an increased risk for infections to develop in patients treated with the IL-1 Trap. In addition, patients given infusions of the IL-1 Trap have developed hypersensitivity reactions or infusion reactions. These or other complications or side effects could impede or result in us abandoning the development of the IL-1 Trap.

***Our product candidates in development are recombinant proteins that could cause an immune response, resulting in the creation of harmful or neutralizing antibodies against the therapeutic protein.***

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of recombinant proteins frequently causes an immune response, resulting in the production of antibodies against the therapeutic protein. The antibodies can have no effect or can totally neutralize the effectiveness of the protein, or require that higher doses be used to obtain a therapeutic effect. In some cases, the antibody can cross react with the patient's own proteins, resulting in an "auto-immune" type disease. Whether antibodies will be created can often not be predicted from preclinical or clinical experiments, and their detection or appearance is often delayed, so that there can be no assurance that neutralizing antibodies will not be detected at a later date — in some cases even after pivotal clinical trials have been completed. Subjects who received IL-1 Trap in clinical trials have developed antibodies. It is possible that as we test the VEGF Trap and VEGF Trap-Eye with more sensitive assays in different patient populations and larger clinical trials, we will find that subjects given the VEGF Trap and VEGF Trap-Eye produce antibodies to these product candidates, which could adversely impact the development of such candidates.

***We may be unable to formulate or manufacture our product candidates in a way that is suitable for clinical or commercial use.***

Changes in product formulations and manufacturing processes may be required as product candidates progress in clinical development and are ultimately commercialized. For example, we are currently testing a new formulation of the VEGF Trap-Eye in a Phase 1 Trial. If we are unable to develop suitable product formulations or manufacturing processes to support large scale clinical testing of our product candidates, including the VEGF Trap, VEGF Trap-Eye, and IL-1 Trap, we may be unable to supply necessary materials for our clinical trials, which would delay the development of our product candidates. Similarly, if we are unable to supply sufficient quantities of our product or develop product formulations suitable for commercial use, we will not be able to successfully commercialize our product candidates.

**Risks Related to Intellectual Property**

***If we cannot protect the confidentiality of our trade secrets or our patents are insufficient to protect our proprietary rights, our business and competitive position will be harmed.***

Our business requires using sensitive and proprietary technology and other information that we protect as trade secrets. We seek to prevent improper disclosure of these trade secrets through confidentiality agreements. If our trade secrets are improperly exposed, either by our own employees or our collaborators, it would help our competitors and adversely affect our business. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Our patents may be challenged, invalidated, or circumvented. Patent applications filed outside the United States may be challenged by third parties who file an opposition. Such opposition proceedings are increasingly common in the European Union and are costly to defend. We have patent applications that are being opposed and it is likely that we will need to defend additional patent applications in the future. Our patent rights may not provide us with a proprietary position or competitive advantages against competitors. Furthermore, even if the outcome is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.

***We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.***

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Other parties may allege that they have blocking patents to our products in clinical development, either because they claim to hold proprietary rights to the composition of a product or the way it is manufactured or used. Moreover, other parties may allege that they have blocking patents to antibody products made using our VelocImmune technology, either because of the way the antibodies are discovered or produced or because of a proprietary position covering an antibody or the antibody's target.

We are aware of patents and pending applications owned by Genentech that claim certain chimeric VEGF receptor compositions. Although we do not believe that the VEGF Trap or VEGF Trap-Eye infringes any valid claim in these patents or patent applications, Genentech could initiate a lawsuit for patent infringement and assert its patents are valid and cover the VEGF Trap or VEGF Trap-Eye. Genentech may be motivated to initiate such a lawsuit at some point in an effort to impair our ability to develop and sell the VEGF Trap or VEGF Trap-Eye, which represents a potential competitive threat to Genentech's VEGF-binding products and product candidates. An adverse determination by a court in any such potential patent litigation would likely materially harm our business by requiring us to seek a license, which may not be available, or resulting in our inability to manufacture, develop and sell the VEGF Trap or VEGF Trap-Eye or in a damage award.

Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling, or developing our drug candidates, and a court may find that we are infringing validly issued patents of third parties. In the event that the manufacture, use, or sale of any of our clinical candidates infringes on the patents or violates other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing, and commercialization of our drugs and may be required to pay costly damages. Such a result may materially harm our business, financial condition, and results of operations. Legal disputes are likely to be costly and time consuming to defend.

We seek to obtain licenses to patents when, in our judgment, such licenses are needed. If any licenses are required, we may not be able to obtain such licenses on commercially reasonable terms, if at all. The failure to obtain any such license could prevent us from developing or commercializing any one or more of our product candidates, which could severely harm our business.

**Regulatory and Litigation Risks**

***If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.***

We cannot sell or market products without regulatory approval. If we do not obtain and maintain regulatory approval for our product candidates, the value of our company and our results of operations will be harmed. In the United States, we must obtain and maintain approval from the FDA for each drug we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed in their country and approval in any country is likely to be a lengthy and expensive process, and approval is highly uncertain. None of our product candidates has ever received regulatory approval to be marketed and sold in the United States or any other country. We may never receive regulatory approval for any of our product candidates.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured be in compliance with current good manufacturing practices, or cGMP requirements. Manufacturing product candidates in compliance with these regulatory requirements is complex, time-consuming, and expensive. To be successful, our products must be manufactured for development, and following approval in commercial quantities, in compliance with regulatory requirements, and at competitive costs. If we or any of our product collaborators or third-party manufacturers, product packagers, or labelers are unable to maintain regulatory compliance, the FDA can impose regulatory sanctions, including, among other things, refusal to approve a pending application for a new drug or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition, and results of operations may be materially harmed.

***If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims. We could also face costly and damaging claims arising from employment law, securities law, environmental law, or other applicable laws governing our operations.***

The testing, manufacturing, marketing, and sale of drugs for use in people expose us to product liability risk. Any informed consent or waivers obtained from people who are enrolled in our clinical trials may not protect us from liability or the cost of litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any liability arising from any such litigation. Moreover, we may not have access to liability insurance or be able to maintain our insurance on acceptable terms.

***Our operations may involve hazardous materials and are subject to environmental, health, and safety laws and regulations. We may incur substantial liability arising from our activities involving the use of hazardous materials.***

As a biopharmaceutical company with significant manufacturing operations, we are subject to extensive environmental, health, and safety laws and regulations, including those governing the use of hazardous materials. Our research and development and manufacturing activities involve the controlled use of chemicals, viruses, radioactive compounds, and other hazardous materials. The cost of compliance with environmental, health, and safety regulations is substantial. If an accident involving these materials or an environmental discharge were to occur, we could be held liable for any resulting damages, or face regulatory actions, which could exceed our resources or insurance coverage.

***Changes in the securities laws and regulations have increased, and are likely to continue to increase, our costs.***

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. Pursuant to the requirements of that Act, the SEC and the NASDAQ Stock Market have promulgated rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our legal costs, and significantly increased our accounting and auditing costs, and we expect these costs to continue. These developments may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

**Risks Related to Our Dependence on Third Parties**

***If our collaboration with sanofi-aventis for the VEGF Trap is terminated, our business operations and our ability to develop, manufacture, and commercialize the VEGF Trap in the time expected, or at all, would be harmed.***

We rely heavily on sanofi-aventis to assist with the development of the VEGF Trap oncology program. Sanofi-aventis funds all of the development expenses incurred by both companies in connection with the VEGF Trap oncology program. If the VEGF Trap oncology program continues, we will rely on sanofi-aventis to assist with funding the VEGF Trap program, provide commercial manufacturing capacity, enroll and monitor clinical trials, obtain regulatory approval, particularly outside the United States, and provide sales and marketing support. While we cannot assure you that the VEGF Trap will ever be successfully developed and commercialized, if sanofi-aventis does not perform its obligations in a timely manner, or at all, our ability to develop, manufacture, and commercialize the VEGF Trap in cancer indications will be significantly adversely affected. Sanofi-aventis has the right to terminate its collaboration agreement with us at any time upon twelve months advance notice. If sanofi-aventis were to terminate its collaboration agreement with us, we would not have the resources or skills to replace those of our partner, which could cause significant delays in the development and/or manufacture of the VEGF Trap and result in substantial additional costs to us. We have no sales, marketing, or distribution capabilities and would have to develop or outsource these capabilities. Termination of the sanofi-aventis collaboration agreement would create substantial new and additional risks to the successful development of the VEGF Trap oncology program.

*If our collaboration with Bayer HealthCare for the VEGF Trap-Eye is terminated, our business operations and our ability to develop, manufacture, and commercialize the VEGF Trap-Eye in the time expected, or at all, would be harmed.*

We will rely heavily on Bayer HealthCare to assist with the development of the VEGF Trap-Eye. Under our agreement with them, Bayer HealthCare is required to fund approximately half of the development expenses incurred by both companies in connection with the global VEGF Trap-Eye development program. If the VEGF Trap-Eye program continues, we will rely on Bayer HealthCare to assist with funding the VEGF Trap-Eye development program, providing assistance with the enrollment and monitoring of clinical trials conducted outside the United States, obtaining regulatory approval outside the United States, and providing sales, marketing and commercial support for the product outside the United States. In particular, Bayer HealthCare has responsibility for selling VEGF Trap-Eye outside the United States using its sales force. While we cannot assure you that the VEGF Trap-Eye will ever be successfully developed and commercialized, if Bayer HealthCare does not perform its obligations in a timely manner, or at all, our ability to develop, manufacture, and commercialize the VEGF Trap-Eye outside the United States will be significantly adversely affected. Bayer HealthCare has the right to terminate its collaboration agreement with us at any time upon six or twelve months advance notice, depending on the circumstances giving rise to termination. If Bayer HealthCare were to terminate its collaboration agreement with us, we would not have the resources or skills to replace those of our partner, which could cause significant delays in the development and/or commercialization of the VEGF Trap-Eye outside the United States and result in substantial additional costs to us. We have no sales, marketing, or distribution capabilities and would have to develop or outsource these capabilities outside the United States. Termination of the Bayer HealthCare collaboration agreement would create substantial new and additional risks to the successful development of the VEGF Trap-Eye development program.

*Our collaborators and service providers may fail to perform adequately in their efforts to support the development, manufacture, and commercialization of our drug candidates.*

We depend upon third-party collaborators, including sanofi-aventis, Bayer HealthCare, and service providers such as clinical research organizations, outside testing laboratories, clinical investigator sites, and third-party manufacturers and product packagers and labelers, to assist us in the development of our product candidates. If any of our existing collaborators or service providers breaches or terminates its agreement with us or does not perform its development or manufacturing services under an agreement in a timely manner or at all, we could experience additional costs, delays, and difficulties in the development or commercialization of our product candidates.

**Risks Related to the Manufacture of Our Product Candidates**

*We have limited manufacturing capacity, which could inhibit our ability to successfully develop or commercialize our drugs.*

Our manufacturing facility is likely to be inadequate to produce sufficient quantities of product for commercial sale. We intend to rely on our corporate collaborators, as well as contract manufacturers, to produce the large quantities of drug material needed for commercialization of our products. We rely entirely on third-party manufacturers for filling and finishing services. We will have to depend on these manufacturers to deliver material on a timely basis and to comply with regulatory requirements. If we are unable to supply sufficient material on acceptable terms, or if we should encounter delays or difficulties in our relationships with our corporate collaborators or contract manufacturers, our business, financial condition, and results of operations may be materially harmed.

We may expand our own manufacturing capacity to support commercial production of active pharmaceutical ingredients, or API, for our product candidates. This will require substantial additional funds, and we will need to hire and train significant numbers of employees and managerial personnel to staff our facility. Start-up costs can be large and scale-up entails significant risks related to process development and manufacturing yields. We may be unable to develop manufacturing facilities that are sufficient to produce drug material for clinical trials or commercial use. In addition, we may be unable to secure adequate filling and finishing services to support our products. As a result, our business, financial condition, and results of operations may be materially harmed.

We may be unable to obtain key raw materials and supplies for the manufacture of our product candidates. In addition, we may face difficulties in developing or acquiring production technology and managerial personnel to manufacture sufficient quantities of our product candidates at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

***If any of our clinical programs are discontinued, we may face costs related to the unused capacity at our manufacturing facilities.***

We have large-scale manufacturing operations in Rensselaer, New York. We use our facilities to produce bulk product for clinical and preclinical candidates for ourselves and our collaborations. If our clinical candidates are discontinued, we will have to absorb one hundred percent of related overhead costs and inefficiencies.

***Certain of our raw materials are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.***

Certain raw materials necessary for manufacturing and formulation of our product candidates are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these raw materials for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could materially and adversely affect our ability to manufacture our product candidates for use in clinical trials, which could materially and adversely affect our business and future prospects.

Also, certain of the raw materials required in the manufacture and the formulation of our clinical candidates may be derived from biological sources, including mammalian tissues, bovine serum, and human serum albumin. There are certain European regulatory restrictions on using these biological source materials. If we are required to substitute for these sources to comply with European regulatory requirements, our clinical development activities may be delayed or interrupted.

**Risks Related to Commercialization of Products**

***If we are unable to establish sales, marketing, and distribution capabilities, or enter into agreements with third parties to do so, we will be unable to successfully market and sell future products.***

We have no sales or distribution personnel or capabilities and have only a small staff with marketing capabilities. If we are unable to obtain those capabilities, either by developing our own organizations or entering into agreements with service providers, we will not be able to successfully sell any products that we may obtain regulatory approval for and bring to market in the future. In that event, we will not be able to generate significant revenue, even if our product candidates are approved. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need or that we will be able to enter into marketing or distribution agreements with third-party providers on acceptable terms, if at all. Under the terms of our collaboration agreement with sanofi-aventis, we currently rely on sanofi-aventis for sales, marketing, and distribution of the VEGF Trap in cancer indications, should it be approved in the future by regulatory authorities for marketing. We will have to rely on a third party or devote significant resources to develop our own sales, marketing, and distribution capabilities for our other product candidates, including the VEGF Trap-Eye in the United States, and we may be unsuccessful in developing our own sales, marketing, and distribution organization.

***Even if our product candidates are approved for marketing, their commercial success is highly uncertain because our competitors have received approval for products with the same mechanism of action, and competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.***

We face substantial competition from pharmaceutical, biotechnology, and chemical companies. Many of our competitors have substantially greater research, preclinical and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also enhance their competitive position if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, our competitors have achieved, and may continue to achieve, product commercialization before our products are approved for marketing and sale.

Genentech has an approved VEGF antagonist, Avastin® (Genentech), on the market for treating certain cancers and a number of pharmaceutical and biotechnology companies are working to develop competing VEGF antagonists, including Novartis, OSI Pharmaceuticals, and Pfizer. Many of these molecules are further along in development than the VEGF Trap and may offer competitive advantages over our molecule. Novartis has an ongoing Phase 3 clinical development program evaluating an orally delivered VEGF tyrosine kinase inhibitor in different cancer settings. Each of Pfizer and Onyx Pharmaceuticals (together with its partner Bayer) has received approval from the FDA to market and sell an oral medication that targets tumor cell growth and new vasculature formation that fuels the growth of tumors. The marketing approvals for Genentech's VEGF antagonist, Avastin, and their extensive, ongoing clinical development plan for Avastin in other cancer indications, may make it more difficult for us to enroll patients in clinical trials to support the VEGF Trap and to obtain regulatory approval of the VEGF Trap in these cancer settings. This may delay or impair our ability to successfully develop and commercialize the VEGF Trap. In addition, even if the VEGF Trap is ever approved for sale for the treatment of certain cancers, it will be difficult for our drug to compete against Avastin and the FDA approved kinase inhibitors, because doctors and patients will have significant experience using these medicines. In addition, an oral medication may be considerably less expensive for patients than a biologic medication, providing a competitive advantage to companies that market such products.

The market for eye disease products is also very competitive. Novartis and Genentech are collaborating on the commercialization and further development of a VEGF antibody fragment (Lucentis®) for the treatment of age-related macular degeneration (wet AMD) and other eye indications that was approved by the FDA in June 2006. OSI Pharmaceuticals and Pfizer are marketing an approved VEGF inhibitor (Macugen®) for wet AMD. Many other companies are working on the development of product candidates for the potential treatment of wet AMD that act by blocking VEGF, VEGF receptors, and through the use of soluble ribonucleic acids (sRNAs) that modulate gene expression. In addition, ophthalmologists are using off-label a third-party reformulated version of Genentech's approved VEGF antagonist, Avastin, with success for the treatment of wet AMD. The National Eye Institute recently has received funding for a Phase 3 trial to compare Lucentis to Avastin in the treatment of wet AMD. The marketing approval of Macugen and Lucentis and the potential off-label use of Avastin make it more difficult for us to enroll patients in our clinical trials and successfully develop the VEGF Trap-Eye. Even if the VEGF Trap-Eye is ever approved for sale for the treatment of eye diseases, it may be difficult for our drug to compete against Lucentis or Macugen, because doctors and patients will have significant experience using these medicines. Moreover, the relatively low cost of therapy with Avastin in patients with wet AMD presents a further competitive challenge in this indication.

The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Amgen), Remicade® (Centocor), and Humira® (Abbott Laboratories), and the IL-1 receptor antagonist Kineret® (Amgen), and other marketed therapies, makes it more difficult to successfully develop and commercialize the IL-1 Trap. This is one of the reasons we discontinued the development of the IL-1 Trap in adult rheumatoid arthritis. In addition, even if the IL-1 Trap is ever approved for sale, it will be difficult for our drug to compete against these FDA approved TNF-antagonists in indications where both are useful because doctors and patients will have significant experience using these effective medicines. Moreover, in such indications these approved therapeutics may offer competitive advantages over the IL-1 Trap, such as requiring fewer injections.

There are both small molecules and antibodies in development by third parties that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Eli Lilly and Company and Novartis are each developing antibodies to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. These drug candidates could offer competitive advantages over the IL-1 Trap. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize the IL-1 Trap. For example, we may find it difficult to enroll patients in clinical trials for the IL-1 Trap if the companies developing these competing interleukin-1 inhibitors commence clinical trials in the same indications.

We are developing the IL-1 Trap for the treatment of a spectrum of rare diseases associated with mutations in the *CIAS1* gene. These rare genetic disorders affect a small group of people, estimated to be between several hundred and a few thousand. There may be too few patients with these genetic disorders to profitably commercialize the IL-1 Trap in this indication.

***The successful commercialization of our product candidates will depend on obtaining coverage and reimbursement for use of these products from third-party payers and these payers may not agree to cover or reimburse for use of our products.***

Our products, if commercialized, may be significantly more expensive than traditional drug treatments. Our future revenues and profitability will be adversely affected if United States and foreign governmental, private third-party insurers and payers, and other third-party payers, including Medicare and Medicaid, do not agree to defray or reimburse the cost of our products to the patients. If these entities refuse to provide coverage and reimbursement with respect to our products or provide an insufficient level of coverage and reimbursement, our products may be too costly for many patients to afford them, and physicians may not prescribe them. Many third-party payers cover only selected drugs, making drugs that are not preferred by such payer more expensive for patients, and require prior authorization or failure on another type of treatment before covering a particular drug. Payers may especially impose these obstacles to coverage on higher-priced drugs, as our product candidates are likely to be.

We intend to file an application with the FDA seeking approval to market the IL-1 Trap for the treatment of a spectrum of rare genetic disorders called CAPS. There may be too few patients with CAPS to profitably commercialize the IL-1 Trap. Physicians may not prescribe the IL-1 Trap and CAPS patients may not be able to afford the IL-1 Trap if third party payers do not agree to reimburse the cost of IL-1 Trap therapy and this would adversely affect our ability to commercialize the IL-1 Trap profitably.

In addition to potential restrictions on coverage, the amount of reimbursement for our products may also reduce our profitability. In the United States, there have been, and we expect will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payers are challenging the prices charged for healthcare products and increasingly limiting, and attempting to limit, both coverage and level of reimbursement for prescription drugs.

Since our products, including the IL-1 Trap, will likely be too expensive for most patients to afford without health insurance coverage, if our products are unable to obtain adequate coverage and reimbursement by third-party payers our ability to successfully commercialize our product candidates may be adversely impacted. Any limitation on the use of our products or any decrease in the price of our products will have a material adverse effect on our ability to achieve profitability.

In certain foreign countries, pricing, coverage and level of reimbursement of prescription drugs are subject to governmental control, and we may be unable to negotiate coverage, pricing, and reimbursement on terms that are favorable to us. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Our results of operations may suffer if we are unable to market our products in foreign countries or if coverage and reimbursement for our products in foreign countries is limited.

## Risk Related to Employees

***We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.***

We are highly dependent on certain of our executive officers. If we are not able to retain any of these persons or our Chairman, our business may suffer. In particular, we depend on the services of P. Roy Vagelos, M.D., the Chairman of our board of directors, Leonard Schleifer, M.D., Ph.D., our President and Chief Executive Officer, George D. Yancopoulos, M.D., Ph.D., our Executive Vice President, Chief Scientific Officer and President, Regeneron Research Laboratories, and Neil Stahl, Ph.D., our Senior Vice President, Research and Development Sciences. There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.

## Risks Related to Our Common Stock

***Our stock price is extremely volatile.***

There has been significant volatility in our stock price and generally in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include, by way of example:

- progress, delays, or adverse results in clinical trials;
- announcement of technological innovations or product candidates by us or competitors;
- fluctuations in our operating results;
- public concern as to the safety or effectiveness of our product candidates;
- developments in our relationship with collaborative partners;
- developments in the biotechnology industry or in government regulation of healthcare;
- large sales of our common stock by our executive officers, directors, or significant shareholders;
- arrivals and departures of key personnel; and
- general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these and other factors, including the sale or attempted sale of a large amount of our common stock in the market. Broad market fluctuations may also adversely affect the market price of our common stock.

***In future years, if we or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, the market value of our common stock could be adversely affected.***

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing our financial statements must attest to and report on management's assessment and on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm provided us with an unqualified report as to our assessment and the effectiveness of our internal control over financial reporting as of December 31, 2006, which report is included in this Annual Report on Form 10-K. However, we cannot assure you that management or our independent registered public accounting firm will be able to provide such an assessment or unqualified report as of future year-ends. In this event, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market value of our common stock.

***Future sales of our common stock by our significant shareholders or us may depress our stock price and impair our ability to raise funds in new share offerings.***

A small number of our shareholders beneficially own a substantial amount of our common stock. As of December 31, 2006, our seven largest shareholders, including sanofi-aventis, beneficially owned 41.1% of our outstanding shares of Common Stock, assuming, in the case of Leonard S. Schleifer, M.D. Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2006. As of December 31, 2006, sanofi-aventis owned 2,799,552 shares of Common Stock, representing 4.4% of the shares of Common Stock then outstanding. Under our stock purchase agreement with sanofi-aventis, sanofi-aventis may sell no more than 500,000 of these shares in any calendar quarter. If sanofi-aventis, or our other significant shareholders or we, sell substantial amounts of our Common Stock in the public market, or the perception that such sales may occur exists, the market price of our Common Stock could fall. Sales of Common Stock by our significant shareholders, including sanofi-aventis, also might make it more difficult for us to raise funds by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

***Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval.***

Holders of Class A Stock, who are generally the shareholders who purchased their stock from us before our initial public offering, are entitled to ten votes per share, while holders of Common Stock are entitled to one vote per share. As of December 31, 2006, holders of Class A Stock held 26.5% of the combined voting power of all of Common Stock and Class A Stock then outstanding. These shareholders, if acting together, would be in a position to significantly influence the election of our directors and to effect or prevent certain corporate transactions that require majority or supermajority approval of the combined classes, including mergers and other business combinations. This may result in our company taking corporate actions that you may not consider to be in your best interest and may affect the price of our Common Stock. As of December 31, 2006:

- our current officers and directors beneficially owned 13.3% of our outstanding shares of Common Stock, assuming conversion of their Class A Stock into Common Stock and the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2006, and 30.5% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2006; and
- our seven largest shareholders beneficially owned 41.1% of our outstanding shares of Common Stock assuming, in the case of Leonard S. Schleifer, M.D., Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2006. In addition, these seven shareholders held 48.7% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by our Chief Executive Officer and our Chairman which are exercisable within 60 days of December 31, 2006.

***The anti-takeover effects of provisions of our charter, by-laws, and of New York corporate law, could deter, delay, or prevent an acquisition or other "change in control" of us and could adversely affect the price of our common stock.***

Our amended and restated certificate of incorporation, our by-laws and the New York Business Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial. Some of these provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;

- a staggered board of directors, so that it would take three successive annual meetings to replace all of our directors;
- a requirement that removal of directors may only be effected for cause and only upon the affirmative vote of at least eighty percent (80%) of the outstanding shares entitled to vote for directors, as well as a requirement that any vacancy on the board of directors may be filled only by the remaining directors;
- any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, only if, prior to such action, all of our shareholders consent, the effect of which is to require that shareholder action may only be taken at a duly convened meeting;
- any shareholder seeking to bring business before an annual meeting of shareholders must provide timely notice of this intention in writing and meet various other requirements; and
- under the New York Business Corporation Law, a plan of merger or consolidation of the Company must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon. See the risk factor immediately above captioned *"Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval."*

In addition, we have a Change in Control Severance Plan and our chief executive officer has an employment agreement that provides severance benefits in the event our officers are terminated as a result of a change in control of the Company. Many of our stock options issued under our 2000 Long-Term Incentive Plan may become fully vested in connection with a "change in control" of our company, as defined in the plan.

### Item 1B. *Unresolved Staff Comments*

None.

### Item 2. *Properties*

We conduct our research, development, manufacturing, and administrative activities at our owned and leased facilities. We currently lease approximately 236,000 square feet of laboratory and office space in Tarrytown, New York.

In December 2006, we entered into a new operating lease agreement for approximately 221,000 square feet of laboratory and office space at our current Tarrytown location. The new lease includes approximately 27,000 square feet that we currently occupy (our retained facilities) and approximately 194,000 square feet to be located in new facilities that will be constructed and which are expected to be completed in early-2009. The term of the lease is expected to commence in early-2008 and will expire approximately 16 years later. Under the new lease we also have various options and rights on additional space at the Tarrytown site, and will continue to lease our present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for our retained facilities only. The lease provides for monthly payments over the term of the lease related to our retained facilities, the costs of construction and tenant improvements for our new facilities, and additional charges for utilities, taxes, and operating expenses.

We own a facility in Rensselaer, New York, consisting of two buildings totaling approximately 123,500 square feet of research, manufacturing, office, and warehouse space. We also lease an additional 75,000 square feet of manufacturing, office, and warehouse space in Rensselaer.

The following table summarizes the information regarding our current property leases:

| Location | Square Footage | Expiration | Current Monthly Base Rental Charges (1) | Renewal Option Available |
|---|---|---|---|---|
| Tarrytown (2) | 209,000 | March, 2009 (3) | $309,000 | none |
| Tarrytown (2) | 194,000 | March, 2024 (3) | | three 5-year terms |
| Tarrytown | 27,000 | March, 2024 (3) | $ 52,000 | three 5-year terms |
| Rensselaer | 75,000 | July 11, 2012 | $ 25,000 | one 5-year term |

(1) Excludes additional rental charges for utilities, taxes, and operating expenses, as defined.

(2) Upon completion of the new facilities, as described above, we will release the 209,000 square feet of space in our current facility and take over 194,000 square feet in the newly constructed buildings.

(3) Estimated based upon expected completion of our new facilities, as described above.

We believe that our existing owned and leased facilities are adequate for ongoing, research, development, manufacturing, and administrative activities.

In the future, we may lease, operate, or purchase additional facilities in which to conduct expanded research and development activities and manufacturing and commercial operations.

### Item 3. *Legal Proceedings*

From time to time, we are a party to legal proceedings in the course of our business. We do not expect any such current legal proceedings to have a material adverse effect on our business or financial condition.

### Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the last quarter of the fiscal year ended December 31, 2006.

## PART II

### Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our Common Stock is quoted on The NASDAQ Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The NASDAQ Stock Market:

| | High | Low |
|---|---|---|
| **2005** | | |
| First Quarter | $ 9.36 | $ 4.75 |
| Second Quarter | 8.84 | 4.61 |
| Third Quarter | 10.67 | 7.36 |
| Fourth Quarter | 17.37 | 8.55 |
| **2006** | | |
| First Quarter | $18.00 | $14.35 |
| Second Quarter | 16.69 | 10.97 |
| Third Quarter | 17.00 | 10.88 |
| Fourth Quarter | 24.85 | 15.27 |

As of February 28, 2007, there were 538 shareholders of record of our Common Stock and 44 shareholders of record of our Class A Stock.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

The information under the heading "Equity Compensation Plan Information" in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC is incorporated by reference into Item 12 of this Report on Form 10-K.

## STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return on Regeneron's Common Stock with the cumulative total return of (i) The NASDAQ Pharmaceuticals Stocks Index and (ii) The NASDAQ Stock Market (U.S.) Index for the period from December 31, 2001 through December 31, 2006. The comparison assumes that $100 was invested on December 31, 2001 in our Common Stock and in each of the foregoing indices. All values assume reinvestment of the pre-tax value of dividends paid by companies included in these indices. The historical stock price performance of our Common Stock shown in the graph below is not necessarily indicative of future stock price performance.



160
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DOLLARS
Regeneron
NASDAQ Pharm
NASDAQ US
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006


| | 12/31/2001 | 12/31/2002 | 12/31/2003 | 12/31/2004 | 12/31/2005 | 12/31/2006 |
|---|---|---|---|---|---|---|
| Regeneron | $100.00 | $65.73 | $ 52.24 | $ 32.71 | $ 56.46 | $ 71.27 |
| NASDAQ Pharm | 100.00 | 64.62 | 94.72 | 100.88 | 111.09 | 108.75 |
| NASDAQ US | 100.00 | 69.13 | 103.36 | 112.49 | 114.88 | 126.22 |

**Item 6.** ***Selected Financial Data***

The selected financial data set forth below for the years ended December 31, 2006, 2005, and 2004 and at December 31, 2006 and 2005 are derived from and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this report. The selected financial data for the years ended December 31, 2003 and 2002 and at December 31, 2004, 2003, and 2002 are derived from our audited financial statements not included in this report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (In thousands, except per share data) | | | | |
| **Statement of Operations Data** | | | | | |
| Revenues | | | | | |
| Contract research and development | $ 51,136 | $ 52,447 | $113,157 | $ 47,366 | $ 10,924 |
| Research progress payments | | | 42,770 | | |
| Contract manufacturing | 12,311 | 13,746 | 18,090 | 10,131 | 11,064 |
| | 63,447 | 66,193 | 174,017 | 57,497 | 21,988 |
| Expenses | | | | | |
| Research and development | 137,064 | 155,581 | 136,095 | 136,024 | 124,953 |
| Contract manufacturing | 8,146 | 9,557 | 15,214 | 6,676 | 6,483 |
| General and administrative | 25,892 | 25,476 | 17,062 | 14,785 | 12,532 |
| | 171,102 | 190,614 | 168,371 | 157,485 | 143,968 |
| Income (loss) from operations | (107,655) | (124,421) | 5,646 | (99,988) | (121,980) |
| Other income (expense) | | | | | |
| Other contract income | | 30,640 | 42,750 | | |
| Investment income | 16,548 | 10,381 | 5,478 | 4,462 | 9,462 |
| Interest expense | (12,043) | (12,046) | (12,175) | (11,932) | (11,859) |
| | 4,505 | 28,975 | 36,053 | (7,470) | (2,397) |
| Net income (loss) before cumulative effect of a change in accounting principle | (103,150) | (95,446) | 41,699 | (107,458) | (124,377) |
| Cumulative effect of adopting Statement of Accounting Standards No. 123R ("SFAS 123R") | 813 | | | | |
| Net income (loss) | $(102,337) | $ (95,446) | $ 41,699 | $(107,458) | $(124,377) |
| Net income (loss) per share, basic: | | | | | |
| Net income (loss) before cumulative effect of a change in accounting principle | $ (1.78) | $ (1.71) | $ 0.75 | $ (2.13) | $ (2.83) |
| Cumulative effect of adopting SFAS 123R | 0.01 | | | | |
| Net income (loss) | $ (1.77) | $ (1.71) | $ 0.75 | $ (2.13) | $ (2.83) |
| Net income (loss) per share, diluted | $ (1.77) | $ (1.71) | $ 0.74 | $ (2.13) | $ (2.83) |

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | | | (In thousands) | | |
| **Balance Sheet Data** | | | | | |
| Cash, cash equivalents, marketable securities, and restricted marketable securities (current and non-current) | $522,859 | $316,654 | $348,912 | $366,566 | $295,246 |
| Total assets | 585,090 | 423,501 | 473,108 | 479,555 | 391,574 |
| Notes payable — long-term portion | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 |
| Stockholders' equity | 216,624 | 114,002 | 182,543 | 137,643 | 145,981 |

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

We are a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We are currently focused on three development programs: IL-1 Trap (rilonacept) in various inflammatory indications, the VEGF Trap in oncology, and the VEGF Trap-Eye formulation in eye diseases using intraocular delivery. The VEGF Trap is being developed in oncology in collaboration with the sanofi-aventis Group. In October 2006, we entered into collaboration with Bayer HealthCare LLC for the development of the VEGF Trap-Eye. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases. We expect that our next generation of product candidates will be based on our proprietary technologies for developing human monoclonal antibodies.

Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates and we may never receive such revenues. Before revenues from the commercialization of our product candidates can be realized, we (or our collaborators) must overcome a number of hurdles which include successfully completing research and development and obtaining regulatory approval from the FDA and regulatory authorities in other countries. In addition, the biotechnology and pharmaceutical industries are rapidly evolving and highly competitive, and new developments may render our products and technologies uncompetitive or obsolete.

From inception on January 8, 1988 through December 31, 2006, we had a cumulative loss of $687.6 million. In the absence of revenues from the commercialization of our product candidates or other sources, the amount, timing, nature, and source of which cannot be predicted, our losses will continue as we conduct our research and development activities. We expect to incur substantial losses over the next several years as we continue the clinical development of the VEGF Trap-Eye and IL-1 Trap; advance new product candidates into clinical development from our existing research programs utilizing our new technology for designing fully human monoclonal antibodies; continue our research and development programs; and commercialize product candidates that receive regulatory approval, if any. Also, our activities may expand over time and require additional resources, and we expect our operating losses to be substantial over at least the next several years. Our losses may fluctuate from quarter to quarter and will depend, among other factors, on the progress of our research and development efforts, the timing of certain expenses, and the amount and timing of payments that we receive from collaborators.

As a company that does not expect to be profitable over the next several years, management of cash flow is extremely important. The most significant use of our cash is for research and development activities, which include drug discovery, preclinical studies, clinical trials, and the manufacture of drug supplies for preclinical studies and clinical trials. In 2006, our research and development expenses totaled $137.1 million. We expect these expenses to increase substantially in 2007 as we begin Phase 3 clinical trials of the VEGF Trap-Eye, expand our IL-1 Trap clinical program, advance our antibody development program, and increase our research and development headcount. The principal sources of cash to-date have been sales of common equity and convertible debt and funding from our collaborators in the form of up-front payments, research progress payments, and payments for our research and development activities.

A primary driver of our expenses is our number of full-time employees. Our annual average headcount in 2006 was 573 compared with 696 in 2005 and 721 in 2004. In 2006, our average annual headcount decreased primarily as a result of reductions made in the fourth quarter of 2005 and mid-year in 2006. These workforce reductions were associated with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of our collaboration with Procter & Gamble, and the completion of contract manufacturing for Merck in October 2006. In 2007, we expect our annual average headcount to increase to approximately 650 due, in part, to our expanded development programs for the VEGF Trap-Eye and IL-1 Trap, and our plans to move two new antibody candidates into clinical trials every year beginning around the end of 2007.

The planning, execution, and results of our clinical programs are significant factors that can affect our operating and financial results. In our clinical programs, key events in 2006 and plans for 2007 are as follows:

| Product Candidate | 2006 Events | 2007 Events/Plans |
|---|---|---|
| VEGF Trap — Oncology | • Initiated Phase 2 studies of the VEGF Trap as a single agent in AOC and NSCLA patients, and in AOC patients with SMA.<br>• Initiated two safety and tolerability studies of the VEGF Trap in combination with standard chemotherapy regimens<br>• Reported preliminary results of the safety and tolerability of intravenous VEGF Trap plus FOLFOX4 and of intravenous VEGF Trap plus LV5FU2-CPT11 in separate Phase 1 trials of patients with advanced solid tumors | • Sanofi-aventis to initiate at least three of five Phase 3 studies of the VEGF Trap in combination with standard chemotherapy regimens in specific cancer indications<br>• NCI/CTEP initiated five Phase 2 studies of the VEGF Trap as a single agent in relapsed/refractory multiple myeloma, metastatic colorectal cancer, recurrent or metastatic cancer of the urothelium, locally advanced or metastatic gynecological soft tissue sarcoma, and recurrent malignant gliomas<br>• NCI/CTEP finalized protocol for Phase 2 trial of the VEGF Trap as a single agent in metastatic breast cancer<br>• NCI/CTEP to initiate at least four new exploratory efficacy/safety studies evaluating the VEGF Trap in a variety of cancer types |
| VEGF Trap — Eye | • Reported positive preliminary results from Phase 1 trial in wet AMD utilizing intravitreal injections in 21 patients up to a top dose of 4 mg<br>• Initiated Phase 2 trial in wet AMD utilizing intravitreal injections<br>• Initiated safety and tolerability study of a new formulation of the VEGF Trap-Eye in patients with wet AMD<br>• Initiated Phase 1 trial in DME<br>• Initiated collaboration with Bayer HealthCare | • Report interim results of Phase 2 trial in wet AMD utilizing intravitreal injections<br>• Initiate first Phase 3 trial in wet AMD utilizing intravitreal injections of the VEGF Trap-Eye compared with Lucentis®<br>• Report final results of Phase 2 trial in wet AMD utilizing intravitreal injections<br>• Report results of the Phase 1 trial in DME<br>• Explore additional eye disease indications |

| Product Candidate | 2006 Events | 2007 Events/Plans |
|---|---|---|
| IL-1 Trap (rilonacept) | • Reported positive results from efficacy portion of Phase 3 trial of the IL-1 Trap in CAPS<br>• Reported preliminary results from ongoing Phase 1 trial in SJIA | • Submit Biologics License Application (BLA) with the FDA for CAPS<br>• Initiate proof-of-concept studies evaluating the IL-1 Trap in gout and report initial data<br>• Evaluate the IL-1 Trap in other disease indications in which IL-1 may play an important role |
| VelocImmune | • Discovered multiple antibodies against more than ten different therapeutic targets | • Finalize plans to initiate clinical trials of two antibodies against different therapeutic targets<br>• Advance two new antibodies into preclinical development |

## Collaborations

Our current collaboration agreements with sanofi-aventis, Bayer, and Novartis Pharma AG, and our expired agreement with The Procter & Gamble Company are summarized below.

### *The sanofi-aventis Group*

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals Inc. (now a member of the sanofi-aventis Group) to collaborate on the development and commercialization of the VEGF Trap in all countries other than Japan, where we retained the exclusive right to develop and commercialize the VEGF Trap. Sanofi-aventis made a non-refundable up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of our Common Stock for $45.0 million.

In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize the VEGF Trap for intraocular delivery to the eye. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to us.

In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable up-front payment to us, which was received in January 2006. Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan, for disease indications included in our collaboration. We are entitled to a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments. We may also receive up to $400.0 million in milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to the receipt of marketing approvals for up to eight VEGF Trap oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five VEGF Trap oncology indications in Japan. In December 2004, we earned a $25.0 million payment from sanofi-aventis, which was received in January 2005, upon the achievement of an early-stage clinical milestone.

Regeneron has agreed to manufacture clinical supplies of the VEGF Trap at our plant in Rensselaer, New York. Sanofi-aventis has agreed to be responsible for providing commercial scale manufacturing capacity for the VEGF Trap.

Under the collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. Since inception of the collaboration through December 31, 2006, we and sanofi-aventis have incurred $205.0 million in agreed upon development expenses related to VEGF Trap program. In addition, if the first commercial sale of a VEGF Trap product for intraocular delivery to the eye predates the first commercial sale of a VEGF Trap product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses will terminate and we will retain all rights to the VEGF Trap.

*Bayer Healthcare LLC*

In October 2006, we entered into a license and collaboration agreement with Bayer to globally develop, and commercialize outside the United States, the VEGF Trap-Eye. Under the terms of the agreement, Bayer made a non-refundable up-front payment to us of $75.0 million. In addition, we are eligible to receive up to $110.0 million in development and regulatory milestones, including a total of $40.0 million upon the initiation of Phase 3 trials in defined major indications such as wet AMD and DME. We are also eligible to receive up to an additional $135.0 million in sales milestones when and if total annual sales of the VEGF Trap-Eye outside the United States achieve certain specified levels starting at $200.0 million.

We will share equally with Bayer in any future profits arising from the commercialization of the VEGF Trap-Eye outside the United States. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, we will be obligated to reimburse Bayer out of our share of the collaboration profits for 50% of the agreed upon development expenses that Bayer has incurred in accordance with a formula based on the amount of development expenses that Bayer has incurred and our share of the collaboration profits, or at a faster rate at our option. Within the United States, we are responsible for any future commercialization of the VEGF Trap-Eye and have retained exclusive rights to any future profits arising therefrom.

Agreed upon development expenses incurred by both companies, beginning in 2007, under a global development plan will be shared as follows:

2007: Up to $50.0 million shared equally; we are solely responsible for up to the next $40.0 million; over $90.0 million shared equally.

2008: Up to $70.0 million shared equally, we are solely responsible for up to the next $30.0 million; over $100.0 million shared equally.

2009 and thereafter: All expenses shared equally.

Neither party will be reimbursed for any development expenses that it incurred prior to 2007.

We are obligated to use commercially reasonable efforts to supply clinical and commercial product requirements.

Bayer has the right to terminate the agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, we retain all rights to the VEGF Trap-Eye.

*Novartis Pharma AG*

In March 2003, we entered into a collaboration agreement with Novartis to jointly develop and commercialize the IL-1 Trap. Novartis made a non-refundable payment to us of $27.0 million.

IL-1 Trap development expenses incurred in 2003 were shared equally by Regeneron and Novartis. We funded our share of 2003 development expenses through loans from Novartis. In March 2004, Novartis forgave its outstanding loans to us totaling $17.8 million, including accrued interest, based on Regeneron's achieving a pre-defined development milestone, which was recognized as a research progress payment.

In February 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap, and subsequently paid us $42.75 million to satisfy its obligation to fund development costs for the nine month period following its notification and for the two months prior to that notice. All rights to the IL-1 Trap have reverted to Regeneron. In addition, we recognized contract research and development revenue of $22.1 million, which represents the remaining amount of the March 2003 up-front payment from Novartis that had previously been deferred.

Under the collaboration agreement, we retain the right to elect to collaborate in the future development and commercialization of a Novartis IL-1 antibody, which is in clinical development. Following completion of Phase 2 development and submission to us of a written report on the Novartis IL-1 antibody, we have the right, in consideration for an opt-in payment, to elect to co-develop and co-commercialize the Novartis IL-1 antibody in North America. If we elect to exercise this right, we are responsible for paying 45% of post-election North American development costs for the antibody product. In return, we are entitled to co-promote the Novartis IL-1 antibody and to receive 45% of net profits on sales of the antibody product in North America. Under certain circumstances, we are also entitled to receive royalties on sales of the Novartis IL-1 antibody in Europe.

In addition, under the collaboration agreement, Novartis has the right to elect to collaborate in the development and commercialization of a second generation IL-1 Trap following completion of its Phase 2 development, should we decide to clinically develop such a second generation product candidate. Novartis does not have any rights or options with respect to our IL-1 Trap currently in clinical development.

*The Procter & Gamble Company*

In May 1997, we entered into a long-term collaboration with Procter & Gamble to discover, develop, and commercialize pharmaceutical products, and Procter & Gamble agreed to provide funding in support of our research efforts related to the collaboration. Effective December 31, 2000, in accordance with the companies' collaboration agreement, Procter & Gamble was obligated to fund our research on therapeutic areas that were of particular interest to Procter & Gamble through December 2005, with no further research obligations by either party thereafter. Under the collaboration agreement, research support from Procter & Gamble was $2.5 million per quarter, plus annual adjustments for inflation, through December 2005.

In June 2005, we and Procter & Gamble amended our collaboration agreement. Under the terms of the modified agreement, the two companies agreed that the research activities being pursued under the collaboration agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the collaboration agreement. Procter & Gamble agreed to make a one-time $5.6 million payment to Regeneron, which was received in July 2005, and to fund our research under the agreement through the second quarter of 2005. We agreed to pay Procter & Gamble approximately $1.0 million to acquire certain capital equipment owned by Procter & Gamble and located at our facilities. We and Procter & Gamble divided rights to research programs and preclinical product candidates that were developed during the research term of the collaboration. Neither party has the right to participate in the development or commercialization of the other party's product candidates. We are entitled to receive royalties based on any future product sales of a Procter & Gamble preclinical candidate arising from the collaboration, and Procter & Gamble is entitled to receive a small royalty on any sales of a single Regeneron candidate that is not currently being developed. Neither party is entitled to receive either royalties or other payments based on any other products arising from the collaboration.

**Other Agreements**

*AstraZeneca*

In February 2007, we entered into a non-exclusive license agreement with AstraZeneca that will allow AstraZeneca to utilize our VelocImmune® technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable up-front payment to us. AstraZeneca also will make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using our VelocImmune technology.

*National Institutes of Health*

In September 2006, we were awarded a five-year grant from the National Institutes of Health (NIH) as part of the NIH's Knockout Mouse Project. The goal of the Knockout Mouse Project is to build a comprehensive and broadly available resource of knockout mice to accelerate the understanding of gene function and human diseases. We will use our VelociGene® technology to take aim at 3,500 of the most difficult genes to target and which are not currently the focus of other large-scale knockout mouse programs. We have also agreed to grant a limited license to a consortium of research institutions, the other major participants in the Knockout Mouse Project, to use components of our VelociGene technology in the Knockout Mouse Project. We will generate a collection of targeting vectors and targeted mouse embryonic stem cells (ES cells) which can be used to produce knockout mice. These materials will be made widely available to academic researchers without charge. We will receive a fee for each targeted ES cell line or targeting construct made by us or the research consortium and transferred to commercial entities.

Under the NIH grant, we will be entitled to receive a minimum of $17.9 million over a five-year period. We will receive another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium, both of which will be supplied to the research consortium for its use in the Knockout Mouse Project. We will have the right to use, for any purpose, all materials generated by us and the research consortium.

**Accounting for Stock-based Employee Compensation**

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of Statement of Financial Accounting Standards No. (SFAS) 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. As a result, in 2005, we recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for Regeneron is recognized for (a) all share based payments granted on or after January 1, 2005 and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. (APB) 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results have not been restated.

Effective January 1, 2006, we adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate the number of awards that are expected to be forfeited at the time of grant and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005, and prior to our adoption of SFAS 123R, we recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, we were required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that are not expected to vest as of the SFAS 123R adoption date. This adjustment reduced our loss by $0.8 million and is included in our operating results for the year ended December 31, 2006 as a cumulative-effect adjustment of a change in accounting principle. Exclusive of the cumulative-effect adjustment, the effect of the change from applying the provisions of SFAS 123 to applying the provisions of SFAS 123R on our loss from operations, net loss, and net loss per share for the year ended December 31, 2006 was not significant, and there was no impact to our cash flows for the year ended December 31, 2006.

Non-cash stock-based employee compensation expense related to stock option awards (Stock Option Expense) recognized in operating expenses totaled $18.4 million and $19.9 million for the years ended December 31, 2006 and 2005, respectively. In addition, for the year ended December 31, 2005, $0.1 million of Stock Option Expense was capitalized into inventory. As of December 31, 2006, there was $44.0 million of stock-based compensation cost related to outstanding nonvested stock options, net of estimated forfeitures, which had not yet been recognized in operating expenses. We expect to recognize this compensation cost over a weighted-average period of 1.9 years. In addition, there are 723,092 options which are unvested as of December 31, 2006 and would become vested upon our products achieving certain sales targets and the optionee satisfying certain service conditions. Potential compensation cost, measured on the grant date, related to these performance options totals $2.7 million and will begin to be recognized only if, and when, these options' performance condition is considered to be probable of attainment.

*Assumptions*

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions we used in computing the fair value of option grants during 2006, 2005 and 2004:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Expected volatility | 67% | 71% | 80% |
| Expected lives from grant date | 6.5 years | 5.9 years | 7.5 years |
| Expected dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 4.51% | 4.16% | 4.03% |

Changes in any of these estimates may materially affect the fair value of stock options granted and the amount of stock-based compensation recognized in any period.

## Results of Operations

***Years Ended December 31, 2006 and 2005***

*Net Loss:*

Regeneron reported a net loss of $102.3 million, or $1.77 per share (basic and diluted) for the year ended December 31, 2006, compared to a net loss of $95.4 million, or $1.71 per (basic and diluted) for 2005.

*Revenues:*

Revenues for the years ended December 31, 2006 and 2005 consist of the following:

| | 2006 | 2005 |
|---|---|---|
| | (In millions) | |
| Contract research & development revenue | | |
| Sanofi-aventis | $47.8 | $43.4 |
| Procter & Gamble | | 6.0 |
| Other | 3.3 | 3.1 |
| Total contract research & development revenue | 51.1 | 52.5 |
| Contract manufacturing revenue | 12.3 | 13.7 |
| Total revenue | $63.4 | $66.2 |

We recognize revenue from sanofi-aventis, in connection with the companies' VEGF Trap collaboration, in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) and FASB Emerging Issue Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21) (see "Critical Accounting Policies and Significant Judgments and Estimates"). We earn contract research and development revenue from sanofi-aventis which, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to a total of $105.0 million of non-refundable, up-front payments received in 2003 and 2006. Non-refundable up-front payments are recorded as deferred revenue and recognized ratably over the period during which we are obligated to perform services.

| Sanofi-aventis Contract Research & Development Revenue | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In millions) | |
| Regeneron expense reimbursement | $36.4 | $33.9 |
| Recognition of deferred revenue related to up-front payments | 11.4 | 9.5 |
| Total | $47.8 | $43.4 |

Sanofi-aventis' reimbursement of Regeneron VEGF Trap expenses increased in 2006 compared to 2005, primarily due to higher costs related to our manufacture of VEGF Trap clinical supplies during the first half of 2006. Recognition of deferred revenue related to sanofi-aventis' up-front payments also increased in 2006 from the same period in 2005, due to our receipt in January 2006 of a $25.0 million non-refundable, up-front payment from sanofi-aventis related to the expansion of the companies' VEGF Trap collaboration to include Japan. As of December 31, 2006, $70.0 million of the original $105.0 million of up-front payments was deferred and will be recognized as revenue in future periods.

Contract research and development revenue earned from Procter & Gamble decreased in 2006 compared to 2005, as the research activities being pursued under our December 2000 collaboration agreement with Procter & Gamble, as amended, were completed on June 30, 2005, as described above under "Collaborations — The Procter & Gamble Company." Since the second quarter of 2005, we have not received, and do not expect to receive, any further contract research and development revenue from Procter & Gamble.

As described above, in October 2006 we entered into a VEGF Trap-Eye collaboration with Bayer. We will recognize revenue from Bayer, in connection with the companies' collaboration, in accordance with SAB 104 and EITF 00-21. When we and Bayer have formalized our projected global development plans for the VEGF Trap-Eye, as well as the projected responsibilities of each of the companies under those development plans, we will begin recognizing contract research and development revenue related to payments from Bayer. As a result, there was no contract research and development revenue earned from Bayer in 2006. As of December 31, 2006, the $75.0 million up-front payment received from Bayer in October 2006 was deferred and will be recognized as revenue in future periods.

Other contract research and development revenue includes $0.5 million recognized in connection with our NIH Grant, as described above.

Contract manufacturing revenue relates to our long-term agreement with Merck & Co., Inc., which expired in October 2006, to manufacture a vaccine intermediate at our Rensselaer, New York facility. Contract manufacturing revenue decreased in 2006 compared to 2005 due to a decrease in product shipments to Merck in 2006. Revenue and the related manufacturing expense were recognized as product was shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2006 and 2005 were $1.2 million and $1.4 million, respectively, of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production. We do not expect to receive any further contract manufacturing revenue from Merck and there was no Merck deferred revenue as of the end of 2006.

*Expenses:*

Total operating expenses decreased to $171.1 million in 2006 from $190.6 million in 2005 due, in part, to our lower headcount, as described above. (Also see "Severance Costs" below.)

Operating expenses in 2006 and 2005 include a total of $18.4 million and $19.9 million of Stock Option Expense, respectively, as detailed below:

| Expenses | For the Year Ended December 31, 2006 | | |
|---|---|---|---|
| | Expenses Before Inclusion of Stock Option Expense | Stock Option Expense | Expenses as Reported |
| | | (In millions) | |
| Research and development | $126.9 | $10.2 | $137.1 |
| Contract manufacturing | 7.8 | 0.3 | 8.1 |
| General and administrative | 18.0 | 7.9 | 25.9 |
| Total operating expenses | $152.7 | $18.4 | $171.1 |

| Expenses | For the Year Ended December 31, 2005 | | |
|---|---|---|---|
| | Expenses Before Inclusion of Stock Option Expense | Stock Option Expense | Expenses as Reported |
| | | (In millions) | |
| Research and development | $143.7 | $11.9 | $155.6 |
| Contract manufacturing | 9.2 | 0.4 | 9.6 |
| General and administrative | 17.8 | 7.6 | 25.4 |
| Total operating expenses | $170.7 | $19.9 | $190.6 |

*Research and Development Expenses:*

Research and development expenses decreased to $137.1 million for the year ended December 31, 2006 from $155.6 million for 2005. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2006 and 2005:

| Research and Development Expenses | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 (1) | Increase (Decrease) |
| | | (In millions) | |
| Payroll and benefits (2) | $ 44.8 | $ 53.6 | $ (8.8) |
| Clinical trial expenses | 14.9 | 18.2 | (3.3) |
| Clinical manufacturing costs (3) | 39.2 | 41.6 | (2.4) |
| Research and preclinical development costs | 17.5 | 19.2 | (1.7) |
| Occupancy and other operating costs | 20.7 | 23.0 | (2.3) |
| Total research and development | $137.1 | $155.6 | $(18.5) |

(1) For the major categories of research and development expenses, amounts for the year ended December 31, 2005 have been reclassified to conform with, and be comparable to, the current year's presentation. Total research and development expenses for the year ended December 31, 2005 are unchanged from amounts previously reported.

(2) Includes $8.4 million and $10.5 million of Stock Option Expense for the years ended December 31, 2006 and 2005, respectively.

(3) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, Stock Option Expense, manufacturing materials and supplies, depreciation, and occupancy costs of our Rensselaer manufacturing facility. Includes $1.8 million and $1.4 million of Stock Option Expense for the years ended December 31, 2006 and 2005, respectively.

Payroll and benefits decreased principally due to our lower headcount in 2006. In addition, payroll and benefits in 2006 and 2005 included $0.4 million and $2.2 million, respectively, of severance costs associated with our workforce reduction plan that we initiated in October 2005. Clinical trial expenses decreased primarily due to lower IL-1 Trap costs in 2006 as we discontinued clinical development of the IL-1 Trap in adult rheumatoid arthritis and osteoarthritis in the second half of 2005. This decrease was partly offset by higher 2006 VEGF Trap-Eye costs related to Phase 1 and Phase 2 clinical trials that we are conducting in wet AMD. Clinical manufacturing costs decreased because of lower costs in 2006 related to manufacturing IL-1 Trap clinical supplies, which were partially offset by higher costs related to manufacturing VEGF Trap clinical supplies. Research and preclinical development costs decreased principally because of lower costs for general research supplies in 2006 as we narrowed the focus of our research and development efforts due, in part, to the expiration of our collaboration with Procter & Gamble in June 2005, as described above. Occupancy and other operating costs decreased primarily due to our lower 2006 headcount and lower costs for utilities associated with our leased research facilities in Tarrytown, New York.

*Contract Manufacturing Expenses:*

Contract manufacturing expenses decreased to $8.1 million in 2006, compared to $9.6 million in 2005, primarily because we shipped less product to Merck in 2006.

*General and Administrative Expenses:*

General and administrative expenses increased to $25.9 million in 2006 from $25.4 million in the same period of 2005 as higher legal expenses related to general corporate matters and higher patent- and trademark-related costs were partly offset by lower professional fees for internal audit and other administrative advisory services and lower administrative facility costs.

*Other Income and Expense:*

In June 2005, we and Procter & Gamble amended our collaboration agreement and agreed that the research activities of both companies under the collaboration agreement were completed. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to us, which we recognized as other contract income in 2005. In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize the VEGF Trap for intraocular delivery to the eye. In connection with the amendment, sanofi-aventis made a one-time $25.0 million payment to us, which we recognized as other contract income in 2005.

Investment income increased to $16.5 million in 2006 from $10.4 million in 2005, due primarily to higher balances of cash and marketable securities (due, in part, to the up-front payment received from Bayer in October 2006, as described above, and the receipt of net proceeds from the November 2006 public offering of our Common Stock), as well as higher effective interest rates on investment securities in 2006. Interest expense was $12.0 million in 2006 and 2005. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in 2008 and bear interest at 5.5% per annum.

***Years Ended December 31, 2005 and 2004***

*Net Income (Loss):*

Regeneron reported a net loss of $95.4 million, or $1.71 per share (basic and diluted) for the year ended December 31, 2005, compared with net income of $41.7 million, or $0.75 per basic share and $0.74 per diluted share, for 2004. Our net loss in 2005 included $19.9 million of Stock Option Expense due to our adoption of SFAS 123 effective January 1, 2005, as described above.

*Revenues:*

Revenues for the years ended December 31, 2005 and 2004 consist of the following:

| | 2005 | 2004 |
|---|---|---|
| | (In millions) | |
| Contract research & development revenue | | |
| Sanofi-aventis | $43.4 | $ 78.3 |
| Novartis | | 22.1 |
| Procter & Gamble | 6.0 | 10.5 |
| Other | 3.1 | 2.2 |
| Total contract research & development revenue | 52.5 | 113.1 |
| Research progress payments | | |
| Sanofi-aventis | | 25.0 |
| Novartis | | 17.8 |
| Total research progress payments | | 42.8 |
| Contract manufacturing revenue | 13.7 | 18.1 |
| Total revenue | $66.2 | $174.0 |

Our total revenue decreased to $66.2 million in 2005 from $174.0 million in 2004, due primarily to lower revenues related to our collaboration with sanofi-aventis on the VEGF Trap and the absence in the 2005 period of revenues related to our collaboration with Novartis on the IL-1 Trap which ended in 2004. We recognize revenue from the sanofi-aventis and Novartis collaborations in accordance with SAB 104 and EITF 00-21 (see Critical Accounting Policies and Significant Judgments and Estimates). Collaboration revenue earned from sanofi-aventis and Novartis is comprised of contract research and development revenue and research progress payments. Contract research and development revenue, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to non-refundable, up-front payments. Non-refundable up-front payments are recorded as deferred revenue and recognized ratably over the period during which we are obligated to perform services.

Contract research & development revenues earned from sanofi-aventis and Novartis for 2005 and 2004 were as follows:

| | 2005 Regeneron Expense Reimbursement | Up-front Payments to Regeneron | | | Total Revenue Recognized in 2005 |
|---|---|---|---|---|---|
| | | Total Payments | Amount Recognized in 2005 | Deferred Revenue at December 31, 2005 | |
| | | | (In millions) | | |
| Sanofi-aventis | $33.9 | $105.0 | $9.5 | $81.3 | $43.4 |

| | 2004 Regeneron Expense Reimbursement | Up-front Payments to Regeneron | | | Total Revenue Recognized in 2004 |
|---|---|---|---|---|---|
| | | Total Payment | Amount Recognized in 2004 | Deferred Revenue at December 31, 2004 | |
| | | | (In millions) | | |
| Sanofi-aventis | $67.8 | $ 80.0 | $10.5 | $65.8 | $ 78.3 |
| Novartis | | 27.0 | 22.1 | | 22.1 |
| Total | $67.8 | $107.0 | $32.6 | $65.8 | $100.4 |

Sanofi-aventis' reimbursement of Regeneron VEGF Trap expenses decreased in 2005 compared to 2004, primarily due to lower clinical supply manufacturing costs in 2005. We manufactured clinical supplies of the VEGF Trap throughout 2004, but only manufactured VEGF Trap clinical supplies during the fourth quarter of 2005. In the first quarter of 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap and the remaining balance of the $27.0 million up-front payment received from Novartis in March 2003 was recognized as contract research and development revenue. Since the first quarter of 2004, we have not received, and do not expect to receive, any further contract research and development revenue from Novartis.

Contract research and development revenue earned from Procter & Gamble also decreased in 2005 compared to 2004, resulting from the June 2005 amendment to our December 2000 collaboration agreement with Procter & Gamble. Under the terms of the modified agreement, Procter & Gamble funded Regeneron's research for the first two quarters of 2005, compared with a full year of collaborative research funding in 2004. Since the second quarter of 2005, we have not received, and do not expect to receive, any further contract research and development revenue from Procter & Gamble.

In December 2004, we earned a $25.0 million research progress payment from sanofi-aventis, which was received in January 2005, upon achievement of an early-stage VEGF Trap clinical milestone. In March 2004, Novartis forgave all of its outstanding loans, including accrued interest, to Regeneron totaling $17.8 million, based upon Regeneron's achieving a pre-defined IL-1 Trap development milestone. These amounts were recognized as research progress payments in 2004.

Contract manufacturing revenue relates to our long-term agreement with Merck, which expired in October 2006. Contract manufacturing revenue decreased to $13.7 million in 2005 from $18.1 million in 2004, principally due to a decrease in product shipments to Merck in 2005 compared to 2004. Revenue and the related manufacturing expense were recognized as product was shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2005 and 2004 were $1.4 million and $3.6 million, respectively, of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production.

*Expenses:*

Total operating expenses increased to $190.6 million in 2005 from $168.4 million in 2004. Operating expenses in 2005 include a total of $19.9 million of Stock Option Expense, as follows:

| | For the Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2005 | | | 2004 |
| Expenses | Expenses Before Inclusion of Stock Option Expense | Stock Option Expense | Expenses as Reported | Expenses as Reported |
| | | (In millions) | | |
| Research and development | $143.7 | $11.9 | $155.6 | $136.1 |
| Contract manufacturing | 9.2 | 0.4 | 9.6 | 15.2 |
| General and administrative | 17.8 | 7.6 | 25.4 | 17.1 |
| Total operating expenses | $170.7 | $19.9 | $190.6 | $168.4 |

In addition, $0.1 million of Stock Option Expense was capitalized into inventory, for a total of $20.0 million of Stock Option Expense recognized during the year ended December 31, 2005. As described under "Accounting for Stock-based Employee Compensation" above, Stock Option Expense was not included in operating expenses in 2004, as reported in our Statement of Operations. In 2004, had we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, Stock Option Expense would have totaled $33.6 million. The decrease in total Stock Option Expense of $13.6 million in 2005 was partly due to lower exercise prices of annual employee option grants made by us in December 2004 in comparison to the exercise prices of annual grants in recent prior years. Exercise prices of these option grants were generally equal to the fair market value of our Common Stock on the date of grant. The decrease in Stock Option Expense in 2005 was also due, in part, to the exchange of options by eligible employees in connection with our stock option exchange program in January 2005, as the unamortized fair value of the surrendered options on the date of the exchange is being recognized as Stock Option Expense over a longer time period (the vesting period of the replacement options) in accordance with SFAS 123.

*Research and Development Expenses:*

Research and development expenses increased to $155.6 million for the year ended December 31, 2005 from $136.1 million for 2004 due, in part, to the inclusion of $11.9 million of Stock Option Expense in 2005 research and development expenses, resulting from the adoption of SFAS 123, effective January 1, 2005. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2005 and 2004:

| | For the Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2005 (1) | | | 2004 (1)(2) |
| **Research and Development Expenses** | **Expenses Before Inclusion of Stock Option Expense** | **Stock Option Expense** | **Expenses as Reported** | **Expenses as Reported** |
| | (In millions) | | | |
| Payroll and benefits | $ 43.1 | $10.5 | $ 53.6 | $ 38.6 |
| Clinical trial expenses | 18.2 | | 18.2 | 10.3 |
| Clinical manufacturing costs (3) | 40.2 | 1.4 | 41.6 | 42.8 |
| Research and preclinical development costs | 19.2 | | 19.2 | 22.2 |
| Occupancy and other operating costs | 23.0 | | 23.0 | 22.2 |
| Total research and development | $143.7 | $11.9 | $155.6 | $136.1 |

(1) For the major categories of research and development expenses, amounts for the years ended December 31, 2005 and 2004 have been reclassified to conform with, and be comparable to, the current year's presentation. Total research and development expenses for the years ended December 31, 2005 and 2004 are unchanged from amounts previously reported.

(2) In 2004, research and development expenses as reported in our Statement of Operations did not include Stock Option Expense.

(3) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, manufacturing materials and supplies, depreciation, occupancy costs of our Rensselaer manufacturing facility, and, in 2005 only, Stock Option Expense.

Payroll and benefits, exclusive of Stock Option Expense, increased $4.5 million in 2005 from 2004 due primarily to 2005 wage and salary increases, higher employee benefit costs, and severance costs (totaling $2.2 million in 2005) associated with our workforce reduction plan that we initiated in October 2005. Clinical trial expenses increased $7.9 million in 2005 from 2004 due primarily to higher IL-1 Trap costs associated with commencing clinical studies in new indications and discontinuing the Phase 2b study in adult rheumatoid arthritis. Clinical manufacturing costs, exclusive of Stock Option Expense, decreased $2.6 million in 2005 from 2004, as lower costs in 2005 related to manufacturing clinical supplies of the VEGF Trap and the IL-4/13 Trap were partly offset by higher costs related to manufacturing clinical supplies of the IL-1 Trap. Research and preclinical development costs decreased $3.0 million in 2005 from 2004 due primarily to lower VEGF Trap preclinical development costs and lower costs for general research supplies in 2005. Occupancy and other operating costs increased $0.8 million in 2005 from 2004, due primarily to higher costs for utilities, taxes, and operating expenses associated with our leased research facilities in Tarrytown, New York.

*Contract Manufacturing Expenses:*

Contract manufacturing expenses decreased to $9.6 million in 2005, compared to $15.2 million in 2004, primarily because we shipped less product to Merck in 2005 and we incurred unfavorable manufacturing costs in 2004, which were expensed in the period incurred.

*General and Administrative Expenses:*

General and administrative expenses increased to $25.4 million in 2005 from $17.1 million in 2004, due primarily to the inclusion of $7.6 million of Stock Option Expense in 2005 general and administrative expenses, resulting from the adoption of SFAS 123, effective January 1, 2005. In addition, in 2005 administrative wage and salary increases, higher employee benefits costs and higher administrative facility costs were partly offset by (i) lower legal expenses related to Company litigation and general corporate matters and (ii) lower professional fees, principally associated with accounting and other services related to our first year of compliance in 2004 with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

*Other Income and Expense:*

In June 2005, we and Procter & Gamble amended our collaboration agreement and agreed that the research activities of both companies under the collaboration agreement were completed. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to us, which we recognized as other contract income in 2005. In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize the VEGF Trap for intraocular delivery to the eye. In connection with the amendment, sanofi-aventis made a one-time $25.0 million payment to us, which we recognized as other contract income in 2005. In the first quarter of 2004, Novartis notified us of its decision to forgo its right under the collaboration to jointly develop the IL-1 Trap and subsequently paid us $42.75 million to satisfy its obligation to fund development costs for the IL-1 Trap for the nine-month period following its notification and for the two months prior to that notice. The $42.75 million was included in other contract income in 2004.

Investment income increased to $10.4 million in 2005 from $5.5 million in 2004, due primarily to higher effective interest rates on investment securities in 2005. Interest expense decreased slightly to $12.0 million in 2005 from $12.2 million in 2004. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in 2008 and bear interest at 5.5% per annum.

**Liquidity and Capital Resources**

Since our inception in 1988, we have financed our operations primarily through offerings of our equity securities, a private placement of convertible debt, revenue earned under our past and present research and development and contract manufacturing agreements, including our agreements with sanofi-aventis, Bayer, and Merck, and investment income.

***Years Ended December 31, 2006 and 2005***

At December 31, 2006, we had $522.9 million in cash, cash equivalents, and marketable securities compared with $316.7 million at December 31, 2005. In January 2006, we received a $25.0 million up-front payment from sanofi-aventis, which was receivable at December 31, 2005, in connection with an amendment to our collaboration agreement to include Japan. In October 2006, we received a $75.0 million up-front payment in connection with our new VEGF Trap-Eye license and collaboration agreement with Bayer. In November 2006, we completed a public offering of 7.6 million shares of our Common Stock and received proceeds, after expenses, of $174.6 million.

*Cash Provided by (Used in) Operations:*

Net cash provided by operations was $23.1 million in 2006, compared to net cash used in operations of $30.3 million in 2005. Our net losses of $102.3 million in 2006 and $95.4 million in 2005 included $18.7 million and $21.9 million, respectively, of non-cash stock-based employee compensation costs, of which $18.4 million and $19.9 million, respectively, represented Stock Option Expense resulting from the adoption of SFAS 123R in January 2006 and SFAS 123 in January 2005. In 2006, end-of-year accounts receivable balances decreased by $29.0 million compared to 2005, due to the January 2006 receipt of the $25.0 million up-front payment from sanofi-aventis, as described above, and lower amounts due from sanofi aventis for reimbursement of VEGF Trap development expenses. Also, our deferred revenue balances increased by $60.8 million in 2006 compared to 2005, due primarily to the October 2006 $75.0 million up-front payment from Bayer, as described above, partly offset by 2006 revenue recognition of $11.4 million from deferred sanofi-aventis up-front payments. In 2005, end-of-year accounts receivable balances decreased by $6.6 million compared to 2004, due to lower amounts due from sanofi-aventis for reimbursement of VEGF Trap development expenses and the June 2005 completion of funding for Regeneron research activities under our collaboration with Procter & Gamble. Also, our deferred revenue balances increased by $14.5 million in 2005 compared to 2004, due primarily to the January 2006 $25.0 million up-front payment from sanofi-aventis, which was receivable at December 31, 2005, partly offset by 2005 revenue recognition of $9.5 million from deferred sanofi-aventis up-front payments. The majority of cash used in our operations in both 2006 and 2005 was to fund research and development, primarily related to our clinical programs.

In both 2006 and 2005, we made two semi-annual interest payments totaling $11.0 million per year on our convertible senior subordinated notes.

*Cash Provided by Investing Activities:*

Net cash used in investing activities was $155.1 million in 2006 compared to net cash provided by investing activities of $115.5 million in 2005, due primarily to an increase in purchases of marketable securities net of sales or maturities. In 2006, purchases of marketable securities exceeded sales or maturities by $150.7 million, whereas in 2005, sales or maturities of marketable securities exceeded purchases by $120.5 million.

*Cash Provided by Financing Activities:*

Cash provided by financing activities increased to $185.4 million in 2006 from $4.1 million in 2005 due primarily to our completed public offering of 7.6 million shares of Common Stock in November 2006, as described above. In addition, proceeds from issuances of Common Stock in connection with exercises of employee stock options increased from $4.1 million in 2005 to $10.4 million in 2006.

***Collaboration with the sanofi-aventis Group:***

Under our collaboration agreement with sanofi-aventis, as described under "Collaborations" above, agreed upon worldwide VEGF Trap development expenses incurred by both companies during the term of the agreement, including costs associated with the manufacture of clinical drug supply, will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. In addition, if the first commercial sale of a VEGF Trap product for intraocular delivery to the eye predates the first commercial sale of a VEGF Trap product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs. Since inception of the collaboration agreement through December 31, 2006, we and sanofi-aventis have incurred $205.0 million in agreed upon development expenses related to the VEGF Trap program. We and sanofi-aventis plan to initiate in 2007 multiple additional clinical studies to evaluate the VEGF Trap as both a single agent and in combination with other therapies in various cancer indications.

Sanofi-aventis funded $47.8 million, $43.4 million, and $67.8 million, respectively, of our VEGF Trap development costs in 2006, 2005, and 2004, of which $6.8 million, $10.5 million, and $13.9 million, respectively, were included in accounts receivable as of December 31, 2006, 2005, and 2004. In addition, we have received up-front payments of $80.0 million in September 2003 and $25.0 million in January 2006 from sanofi-aventis in connection with our collaboration. Both up-front payments were recorded to deferred revenue and are being recognized as contract research and development revenue ratably over the period during which we expect to perform services. In 2006 and 2005, we recognized $11.4 million and $9.5 million of revenue, respectively, related to these up-front payments.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses will terminate and we will retain all rights to the VEGF Trap.

*Collaboration with Bayer Healthcare:*

Under our collaboration agreement with Bayer, as described under "Collaborations" above, agreed upon VEGF Trap-Eye development expenses incurred by both companies, beginning in 2007, under a global development plan, will be shared as follows:

2007: Up to $50.0 million shared equally; we are solely responsible for up to the next $40.0 million; over $90.0 million shared equally.

2008: Up to $70.0 million shared equally, we are solely responsible for up to the next $30.0 million; over $100.0 million shared equally.

2009 and thereafter: All expenses shared equally.

Neither party will be reimbursed for any development expenses that it incurred prior to 2007.

We are obligated to use commercially reasonable efforts to supply clinical and commercial product requirements.

If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, we will be obligated to reimburse Bayer out of our share of the collaboration profits for 50% of the agreed upon development expenses that Bayer has incurred in accordance with a formula based on the amount of development expenses that Bayer has incurred and our share of the collaboration profits, or at a faster rate at our option. In wet AMD, we and Bayer plan in 2007 to complete our Phase 2 clinical study of the VEGF Trap-Eye currently in progress and to initiate the Phase 3 clinical program.

In October 2006, we received a $75.0 million up-front payment from Bayer in connection with our collaboration, which was recorded to deferred revenue. When we and Bayer have formalized our projected global development plans for the VEGF Trap-Eye, as well as the projected responsibilities of each of the companies under those development plans, we will begin recognizing revenue related to payments from Bayer.

Bayer has the right to terminate the agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, we retain all rights to the VEGF Trap-Eye.

*National Institutes of Health Grant:*

Under our five-year grant from the NIH, as described under "Other Agreements" above, we will be entitled to receive a minimum of $17.9 million over a five-year period, subject to compliance with the grant's terms and annual funding approvals, and another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium. In 2006, we recognized $0.5 million of revenue related to the NIH Grant, which was receivable at the end of 2006. In 2007, we expect to receive funding of approximately $5 million for reimbursement of Regeneron expenses related to the NIH Grant.

*License Agreement with AstraZeneca:*

Under our non-exclusive license agreement with AstraZeneca, as described under "Other Agreements" above, AstraZeneca made a $20.0 million non-refundable up-front payment to us in February 2007. AstraZeneca also will make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or if the technology does not meet minimum performance criteria.

*Severance Costs:*

In September 2005, we announced plans to reduce our workforce by approximately 165 employees in connection with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the September 2005 expiration of our collaboration with Procter & Gamble, and the completion of contract manufacturing for Merck in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005. The remaining headcount reductions occurred in 2006 as we completed activities related to contract manufacturing for Merck.

Costs associated with the workforce reduction were comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included $0.2 million of non-cash expenses. Estimated termination costs associated with the workforce reduction in 2006 were measured in October 2005 and expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Total costs associated with the 2005 and 2006 workforce reductions were $2.6 million, of which $2.2 million was charged to expense in the fourth quarter of 2005 and $0.4 million was charged to expense in 2006.

***Convertible Debt:***

In 2001, we issued $200.0 million aggregate principal amount of convertible senior subordinated notes in a private placement and received proceeds, after deducting the initial purchasers' discount and out-of pocket expenses, of $192.7 million. The notes bear interest at 5.5% per annum, payable semi-annually, and mature in 2008. The notes are convertible into shares of our Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. We may redeem some or all of the notes if the closing price of our Common Stock has exceeded 140% of the conversion price then in effect for a specified period of time.

***New Operating Lease — Tarrytown, New York Facilities***

In December 2006, we entered into a new operating lease agreement for approximately 221,000 square feet of laboratory and office space at our current Tarrytown location. The new lease includes approximately 27,000 square feet that we currently occupy (our retained facilities) and approximately 194,000 square feet to be located in new facilities that will be constructed and which are expected to be completed in early-2009. The term of the lease is expected to commence in early 2008 and will expire approximately 16 years later. Under the new lease we also have various options and rights on additional space at the Tarrytown site, and will continue to lease our present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for our retained facilities only. The lease provides for monthly payments over the term of the lease related to our retained facilities, the costs of construction and tenant improvements for our new facilities, and additional charges for utilities, taxes, and operating expenses.

In connection with the new lease agreement, in December 2006, we issued a letter of credit in the amount of $1.6 million to our landlord, which is collateralized by a $1.6 million bank certificate of deposit.

***Capital Expenditures:***

Our additions to property, plant, and equipment totaled $3.3 million in 2006, $4.7 million in 2005, and $6.0 million in 2004. In 2007, we expect to incur approximately $15 million in capital expenditures primarily to support our manufacturing, development, and research activities.

***Funding Requirements:***

Our total expenses for research and development from inception through December 31, 2006 have been approximately $1,150 million. We have entered into various agreements related to our activities to develop and commercialize product candidates and utilize our technology platforms, including collaboration agreements, such as those with sanofi-aventis and Bayer, and agreements to use our Velocigene® technology platform. We incurred expenses associated with these agreements, which include an allocable portion of general and administrative costs, of $43.4 million, $42.2 million, and $75.3 million in 2006, 2005, and 2004, respectively.

We expect to continue to incur substantial funding requirements primarily for research and development activities (including preclinical and clinical testing). Before taking into account reimbursements from collaborators, we currently anticipate that approximately 55%-65% of our expenditures for 2007 will be directed toward the preclinical and clinical development of product candidates, including the IL-1 Trap, VEGF Trap, VEGF Trap-Eye, and monoclonal antibodies; approximately 15%-25% of our expenditures for 2007 will be applied to our basic research activities and the continued development of our novel technology platforms; and the remainder of our expenditures for 2007 will be used for capital expenditures and general corporate purposes.

In connection with our funding requirements, the following table summarizes our contractual obligations as of December 31, 2006 for leases and long-term debt.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 1 to 3 years | 3 to 5 years | Greater than 5 years |
| | | | (In millions) | | |
| Convertible senior subordinated notes payable (1) | $222.0 | $ 11.0 | $211.0 | | |
| Operating leases (2) | 206.0 | 5.0 | 15.6 | $24.0 | $161.4 |
| Purchase obligations | 461.9 | 210.4 | 251.5 | | |
| Total contractual obligations | $889.9 | $226.4 | $478.1 | $24.0 | $161.4 |

(1) Includes amounts representing interest.

(2) Includes projected obligations based, in part, upon budgeted construction and tenant improvement costs related to our new operating lease for facilities to be constructed in Tarrytown, New York, as described above. Excludes future contingent rental costs for utilities, real estate taxes, and operating expenses. In 2006, these costs were $8.7 million.

In connection with certain clinical trial contracts with service providers, we may incur early termination penalties if the contracts are cancelled before agreed-upon services are completed.

The amount we need to fund operations will depend on various factors, including the status of competitive products, the success of our research and development programs, the potential future need to expand our professional and support staff and facilities, the status of patents and other intellectual property rights, the delay or failure of a clinical trial of any of our potential drug candidates, and the continuation, extent, and success of our collaborations with sanofi-aventis and Bayer. Clinical trial costs are dependent, among other things, on the size and duration of trials, fees charged for services provided by clinical trial investigators and other third parties, the costs for manufacturing the product candidate for use in the trials, supplies, laboratory tests, and other expenses. The amount of funding that will be required for our clinical programs depends upon the results of our research and preclinical programs and early-stage clinical trials, regulatory requirements, the duration and results of clinical trials underway and of additional clinical trials that we decide to initiate, and the various factors that affect the cost of each trial as described above. In the future, if we are able to successfully develop, market, and sell certain of our product candidates, we may be required to pay royalties or otherwise share the profits generated on such sales in connection with our collaboration and licensing agreements.

We expect that expenses related to the filing, prosecution, defense, and enforcement of patent and other intellectual property claims will continue to be substantial as a result of patent filings and prosecutions in the United States and foreign countries.

We believe that our existing capital resources will enable us to meet operating needs through at least early 2010, without taking into consideration the $200.0 million aggregate principal amount of convertible senior subordinated notes, which mature in October 2008. However, this is a forward-looking statement based on our current operating plan, and there may be a change in projected revenues or expenses that would lead to our capital being consumed significantly before such time. If there is insufficient capital to fund all of our planned operations and activities, we believe we would prioritize available capital to fund preclinical and clinical development of our product candidates. Other than the $1.6 million letter of credit issued to our landlord in connection with our new operating lease for facilities in Tarrytown, New York, as described above, we have no off-balance sheet arrangements. In addition, we do not guarantee the obligations of any other entity. As of December 31, 2006, we had no established banking arrangements through which we could obtain short-term financing or a line of credit. In the event we need additional financing for the operation of our business, we will consider collaborative arrangements and additional public or private financing, including additional equity financing. Factors influencing the availability of additional financing include our progress in product development, investor perception of our prospects, and the general condition of the financial markets. We may not be able to secure the necessary funding through new collaborative arrangements or additional public or private offerings. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back, or eliminate certain of our research and development activities or future operations. This could materially harm our business.

## Critical Accounting Policies and Significant Judgments and Estimates

*Revenue Recognition:*

We recognize revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) and Emerging Issues Task Force 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). We earn contract research and development revenue and research progress payments in connection with collaboration and other agreements to develop and commercialize product candidates and utilize our technology platforms. The terms of these agreements typically include non-refundable up-front licensing payments, research progress (milestone) payments, and payments for development activities. Non-refundable up-front license payments, where continuing involvement is required of us, are deferred and recognized over the related performance period. We estimate our performance period based on the specific terms of each agreement, and adjust the performance periods, if appropriate, based on the applicable facts and circumstances. Our performance period estimates are principally based on the results and progress of our research and development activities and revisions to these estimates could result in changes to the amount of revenue recognized each year in the future. In addition, if a collaborator terminates the agreement in accordance with the terms of the contract, we would recognize the remainder of the up-front payment at the time of the termination. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone, a reasonable amount of time has passed between receipt of an up-front payment and achievement of the milestone, and the amount of the milestone payment is reasonable in relation to the effort, value, and risk associated with achieving the milestone. Payments for achieving milestones which are not considered substantive are accounted for as license payments and recognized over the related performance period. Payments for development activities are recognized as revenue as earned, over the period of effort. In addition, we record revenue in connection with a government research grant as we incur expenses related to the grant, subject to the grant's terms and annual funding approvals.

*Recognition of Deferred Revenue Related to Contract Manufacturing Agreement:*

We entered into a contract manufacturing agreement with Merck, which expired in October 2006, under which we manufactured a vaccine intermediate at our Rensselaer, New York facility and performed services. We recognized contract manufacturing revenue from this agreement after the product was tested and approved by, and shipped (FOB Shipping Point) to, Merck, and as services were performed. In connection with the agreement, we agreed to modify portions of our Rensselaer facility to manufacture Merck's vaccine intermediate and Merck agreed to reimburse us for the related capital costs. These capital cost payments were deferred and recognized as revenue as product was shipped to Merck, based upon our estimate of Merck's order quantities each year through the expected end of the agreement which, for 2004 and prior years, was October 2005. In February 2005, we agreed to extend the manufacturing agreement by one year through October 2006. Since we commenced production of the vaccine intermediate in November 1999, our estimates of Merck's order quantities each year were not materially different from Merck's actual orders.

*Clinical Trial Accrual Estimates:*

For each clinical trial that we conduct, certain clinical trial costs, which are included in research and development expenses, are expensed based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services. We believe that this method best aligns the expenses we record with the efforts we expend on a clinical trial. During the course of a trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. No material adjustments to our past clinical trial accrual estimates were made during the years ended December 31, 2006, 2005, and 2004.

*Depreciation of Property, Plant, and Equipment:*

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

| | |
|---|---|
| Building and improvements | 7-30 years |
| Laboratory and computer equipment | 3-5 years |
| Furniture and fixtures | 5 years |

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset.

In some situations, the life of the asset may be extended or shortened if circumstances arise that would lead us to believe that the estimated life of the asset has changed. The life of leasehold improvements may change based on the extension of lease contracts with our landlords. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods.

*Stock-based Employee Compensation:*

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. As a result, in 2005, we recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for Regeneron is recognized for (a) all share based payments granted on or after January 1, 2005 and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in APB 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results have not been restated.

Effective January 1, 2006, we adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate the number of awards that are expected to be forfeited at the time of grant and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005, and prior to our adoption of SFAS 123R, we recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, we were required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that are not expected to vest as of the SFAS 123R adoption date. This adjustment reduced our loss by $0.8 million and is included in our operating results for the year ended December 31, 2006 as a cumulative-effect adjustment of a change in accounting principle.

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future.

**Future Impact of Recently Issued Accounting Standards**

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will be required to adopt FIN 48 effective for the fiscal year beginning January 1, 2007. Our management believes that the adoption of this standard will not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. We will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. Our management is currently evaluating the potential impact of adopting SFAS 157 on our financial statements.

**Item 7A.** ***Quantitative and Qualitative Disclosure About Market Risk***

Our earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from our investment of available cash balances in investment grade corporate, asset-backed, and U.S. government securities. We do not believe we are materially exposed to changes in interest rates. Under our current policies we do not use interest rate derivative instruments to manage exposure to interest rate changes. We estimated that a one percent change in interest rates would result in changes in the fair market value of our investment portfolio of approximately $1.7 million and $0.5 million at December 31, 2006 and 2005, respectively. The increase in the impact of an interest rate change at December 31, 2006, compared to December 31, 2005, is due primarily to increases in our investment portfolio's balance and duration to maturity at the end of 2006 versus the end of 2005.

**Item 8.** ***Financial Statements and Supplementary Data***

The financial statements required by this Item are included on pages F-1 through F-36 of this report. The supplementary financial information required by this Item is included at page F-36 of this report.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

**Item 9A.** ***Controls and Procedures***

***Evaluation of Disclosure Controls and Procedures***

The Company's management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer each concluded that, as of the end of such period, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis, and is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

*Management Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued a report on management's assessment and the effectiveness of our internal control over financial reporting as of December 31, 2006, which report is included herein at page F-2.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Changes in Internal Control over Financial Reporting*

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met and cannot detect all deviations. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or deviations, if any, within the company have been detected. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Item 9B.** *Other Information*

None

## PART III

**Item 10.** *Directors and Executive Officers and Corporate Governance*

The information required by this item (other than the information set forth in the next paragraph in this Item 10) will be included under the captions "Election of Directors," "Board Committees and Meetings," "Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance," in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to our officers, directors and employees. The full text of our code of business conduct and ethics can be found on the Company's website (*http://www.regn.com*) under the Investor Relations heading.

**Item 11.** *Executive Compensation*

The information called for by this item will be included under the captions "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Compensation of Directors" in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by this item will be included under the captions "Stock Ownership of Executive Officers and Directors" and "Stock Ownership of Certain Beneficial Owners" in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the captions "Election of Directors" and "Review of Transactions with Related Persons" in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

### Item 14. *Principal Accountant Fees and Services*

The information called for by this item will be included under the caption "Information about Fees Paid to Independent Registered Public Accounting Firm" in our definitive proxy statement with respect to our 2007 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

(a) *1. Financial Statements*

The financials statements filed as part of this report are listed on the Index to Financial Statements on page F-1.

*2. Financial Statement Schedules*

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

*3. Exhibits*

| Exhibit Number | Description |
|---|---|
| 3.1 | (a) — Restated Certificate of Incorporation of Regeneron Pharmaceuticals, Inc. as of June 21, 1991. |
| 3.1.1 | (b) — Certificate of Amendment of the Restated Certificate of Incorporation of Regeneron Pharmaceuticals, Inc., dated as of October 18, 1996. |
| 3.1.2 | (c) — Certificate of Amendment of the Certificate of Incorporation of Regeneron Pharmaceuticals, Inc., dated as of December 17, 2001. |
| 3.1.3 | (s) — Certificate of Amendment of the Certificate of Incorporation of Regeneron Pharmaceuticals, Inc., dated as of December 20, 2006. |
| 3.2 | (d) — By-Laws of the Company, currently in effect (amended through November 12, 2004) |
| 10.1 | (e) — 1990 Amended and Restated Long-Term Incentive Plan. |
| 10.2 | (f) — 2000 Long-Term Incentive Plan. |
| 10.3.1 | (g) — Amendment No. 1 to 2000 Long-Term Incentive Plan, effective as of June 14, 2002. |
| 10.3.2 | (g) — Amendment No. 2 to 2000 Long-Term Incentive Plan, effective as of December 20, 2002. |
| 10.3.3 | (h) — Amendment No. 3 to 2000 Long-term Incentive Plan, effective as of June 14, 2004. |
| 10.3.4 | (i) — Amendment No. 4 to 2000 Long-term Incentive Plan, effective as of November 15, 2004. |
| 10.3.5 | (j) — Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's non-employee directors and named executive officers. |
| 10.3.6 | (j) — Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's executive officers other than the named executive officers. |

| Exhibit Number | | Description |
|---|---|---|
| 10.3.7 | (k) | — Form of restricted stock award agreement and related notice of grant for use in connection with the grant of restricted stock awards to the Registrant's executive officers. |
| 10.4 | (g) | — Employment Agreement, dated as of December 20, 2002, between the Company and Leonard S. Schleifer, M.D., Ph.D. |
| 10.5* | (d) | — Employment Agreement, dated as of December 31, 1998, between the Company and P. Roy Vagelos, M.D. |
| 10.6 | (q) | — Regeneron Pharmaceuticals, Inc. Change in Control Severance Plan, effective as of February 1, 2006. |
| 10.7 | (l) | — Indenture, dated as of October 17, 2001, between Regeneron Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, as trustee. |
| 10.8 | (l) | — Registration Rights Agreement, dated as of October 17, 2001, among Regeneron Pharmaceuticals, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Robertson Stephens, Inc. |
| 10.9* | (m) | — IL-1 License Agreement, dated June 26, 2002, by and among the Company, Immunex Corporation, and Amgen Inc. |
| 10.10* | (n) | — Collaboration, License and Option Agreement, dated as of March 28, 2003, by and between Novartis Pharma AG, Novartis Pharmaceuticals Corporation, and the Company. |
| 10.11* | (o) | — Collaboration Agreement, dated as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc. |
| 10.11.1* | (d) | — Amendment No. 1 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 31, 2004 |
| 10.11.2 | (p) | — Amendment No. 2 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of January 7, 2005. |
| 10.11.3* | (r) | — Amendment No. 3 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 21, 2005. |
| 10.11.4* | (r) | — Amendment No. 4 to Collaboration Agreement, by and between sanofi-aventis U.S., LLC (successor in interest to Aventis Pharmaceuticals Inc.) and Regeneron Pharmaceuticals, Inc., effective as of January 31, 2006. |
| 10.12 | (o) | — Stock Purchase Agreement, dates as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc. |
| 10.13* | (s) | — License and Collaboration Agreement, dated as of October 18, 2006, by and between Bayer HealthCare LLC and Regeneron Pharmaceuticals, Inc. |
| 10.14* | | — Non Exclusive License and Material Transfer Agreement, dated as of February 5, 2007, by and between AstraZeneca UK Limited and Regeneron Pharmaceuticals, Inc. |
| 10.15 | (t) | — Lease, dated as of December 21, 2006, by and between BMR-Landmark at Eastview LLC and Regeneron Pharmaceuticals, Inc. |
| 12.1 | | — Statement re: computation of ratio of earnings to combined fixed charges of Regeneron Pharmaceuticals, Inc. |
| 23.1 | | — Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. |
| 31.1 | | — Certification of CEO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934. |
| 31.2 | | — Certification of CFO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934. |
| 32 | | — Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350. |

**Description:**

(a) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 1991, filed August 13, 1991.

(b) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 1996 filed November 5, 1996

(c) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc. for the fiscal year ended December 31, 2001, filed March 22, 2002.

(d) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc. for the fiscal year ended December 31, 2004, filed March 11, 2005

(e) Incorporated by reference from the Company's registration statement on Form S-1 (file number 33-39043).

(f) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2001, filed March 22, 2002.

(g) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2002, filed March 31, 2003.

(h) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2004, filed August 5, 2004.

(i) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed November 17, 2004.

(j) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 16, 2005.

(k) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 13, 2004.

(l) Incorporated by reference from the Company's registration statement on Form S-3 (file number 333-74464).

(m) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2002, filed August 13, 2002.

(n) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended March 31, 2003, filed May 15, 2003.

(o) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 2003, filed November 11, 2003.

(p) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 11, 2005.

(q) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 25, 2006.

(r) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2005, filed February 28, 2006.

(s) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed October 18, 2006.

(t) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 22, 2006.

---

* Portions of this document have been omitted and filed separately with the Commission pursuant to requests for confidential treatment pursuant to Rule 24b-2.

## SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENERON PHARMACEUTICALS, INC.

By: /s/ LEONARD S. SCHLEIFER
Leonard S. Schleifer, M.D., Ph.D.
*President and Chief Executive Officer*

Dated: New York, New York
March 12, 2007

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard S. Schleifer, President and Chief Executive Officer, and Murray A. Goldberg, Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary, and each of them, his true and lawful attorney-in-fact and agent, with the full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities therewith, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title |
| --- | --- |
| /s/ LEONARD S. SCHLEIFER, <br> Leonard S. Schleifer, M.D., Ph.D. | President, Chief Executive Officer, and Director (Principal Executive Officer) |
| /s/ MURRAY A. GOLDBERG <br> Murray A. Goldberg | Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary (Principal Financial Officer) |
| /s/ DOUGLAS S. MCCORKLE <br> Douglas S. McCorkle | Vice President, Controller, and Assistant Treasurer (Principal Accounting Officer) |
| /s/ GEORGE D. YANCOPOULOS <br> George D. Yancopoulos, M.D., Ph.D | Executive Vice President, Chief Scientific Officer, President, Regeneron Research Laboratories, and Director |
| /s/ P. ROY VAGELOS <br> P. Roy Vagelos, M.D. | Chairman of the Board |
| /s/ CHARLES A. BAKER <br> Charles A. Baker | Director |
| /s/ MICHAEL S. BROWN <br> Michael S. Brown, M.D. | Director |

| Signature | Title |
| --- | --- |
| /s/ ALFRED G. GILMAN<br>Alfred G. Gilman, M.D., Ph.D. | Director |
| /s/ JOSEPH L. GOLDSTEIN<br>Joseph L. Goldstein, M.D. | Director |
| /s/ ARTHUR F. RYAN<br>Arthur F. Ryan | Director |
| /s/ ERIC M. SHOOTER<br>Eric M. Shooter, Ph.D. | Director |
| /s/ GEORGE L. SING<br>George L. Sing | Director |

**REGENERON PHARMACEUTICALS, INC.**

**INDEX TO FINANCIAL STATEMENTS**


| | Page Numbers |
|---|---|
| **REGENERON PHARMACEUTICALS, INC.** | |
| Report of Independent Registered Public Accounting Firm | F-2 to F-3 |
| Balance Sheets at December 31, 2006 and 2005 | F-4 |
| Statements of Operations for the years ended December 31, 2006, 2005, and 2004 | F-5 |
| Statements of Stockholders' Equity for the years ended December 31, 2006, 2005, and 2004 | F-6 to F-7 |
| Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004 | F-8 |
| Notes to Financial Statements | F-9 to F-36 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Regeneron Pharmaceuticals, Inc.:

We have completed integrated audits of Regeneron Pharmaceuticals, Inc.'s financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Regeneron Pharmaceuticals, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payment, to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment." On January 1, 2005, the Company changed its method of accounting for stock-based employee compensation, to conform with FASB Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation."

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
March 9, 2007

**REGENERON PHARMACEUTICALS, INC.**

**BALANCE SHEETS**
**December 31, 2006 and 2005**

| | 2006 | 2005 |
|---|---|---|
| | (In thousands, except share data) | |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 237,876 | $ 184,508 |
| Marketable securities | 221,400 | 114,037 |
| Accounts receivable | 7,493 | 36,521 |
| Prepaid expenses and other current assets | 3,215 | 3,422 |
| Inventory | | 2,904 |
| Total current assets | 469,984 | 341,392 |
| Restricted cash | 1,600 | |
| Marketable securities | 61,983 | 18,109 |
| Property, plant, and equipment, at cost, net of accumulated depreciation and amortization | 49,353 | 60,535 |
| Other assets | 2,170 | 3,465 |
| Total assets | $ 585,090 | $ 423,501 |
| **LIABILITIES and STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ 21,471 | $ 23,337 |
| Deferred revenue, current portion | 23,543 | 17,020 |
| Total current liabilities | 45,014 | 40,357 |
| Deferred revenue | 123,452 | 69,142 |
| Notes payable | 200,000 | 200,000 |
| Total liabilities | 368,466 | 309,499 |
| Commitments and contingencies | | |
| Stockholders' equity | | |
| Preferred stock, $.01 par value; 30,000,000 shares authorized; issued and outstanding — none | | |
| Class A Stock, convertible, $.001 par value; 40,000,000 shares authorized; shares issued and outstanding — 2,270,353 in 2006 and 2,347,073 in 2005 | 2 | 2 |
| Common Stock, $.001 par value; 160,000,000 shares authorized; shares issued and outstanding — 63,130,962 in 2006 and 54,092,268 in 2005 | 63 | 54 |
| Additional paid-in capital | 904,407 | 700,011 |
| Unearned compensation | | (315) |
| Accumulated deficit | (687,617) | (585,280) |
| Accumulated other comprehensive loss | (231) | (470) |
| Total stockholders' equity | 216,624 | 114,002 |
| Total liabilities and stockholders' equity | $ 585,090 | $ 423,501 |

The accompanying notes are an integral part of the financial statements.

## REGENERON PHARMACEUTICALS, INC.

### STATEMENTS OF OPERATIONS
### For the Years Ended December 31, 2006, 2005, and 2004

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (In thousands, except per share data) | | |
| **Revenues** | | | |
| Contract research and development | $ 51,136 | $ 52,447 | $113,157 |
| Research progress payments | | | 42,770 |
| Contract manufacturing | 12,311 | 13,746 | 18,090 |
| | 63,447 | 66,193 | 174,017 |
| **Expenses** | | | |
| Research and development | 137,064 | 155,581 | 136,095 |
| Contract manufacturing | 8,146 | 9,557 | 15,214 |
| General and administrative | 25,892 | 25,476 | 17,062 |
| | 171,102 | 190,614 | 168,371 |
| Income (loss) from operations | (107,655) | (124,421) | 5,646 |
| **Other income (expense)** | | | |
| Other contract income | | 30,640 | 42,750 |
| Investment income | 16,548 | 10,381 | 5,478 |
| Interest expense | (12,043) | (12,046) | (12,175) |
| | 4,505 | 28,975 | 36,053 |
| Net income (loss) before cumulative effect of a change in accounting principle | (103,150) | (95,446) | 41,699 |
| Cumulative effect of adopting Statement of Financial Accounting Standards No. 123R ("SFAS 123R") | 813 | | |
| Net income (loss) | $(102,337) | $ (95,446) | $ 41,699 |
| Net income (loss) per share, basic: | | | |
| Net income (loss) before cumulative effect of a change in accounting principle | $ (1.78) | $ (1.71) | $ 0.75 |
| Cumulative effect of adopting SFAS 123R | 0.01 | | |
| Net income (loss) | $ (1.77) | $ (1.71) | $ 0.75 |
| Net income (loss) per share, diluted | $ (1.77) | $ (1.71) | $ 0.74 |
| Weighted average shares outstanding: | | | |
| Basic | 57,970 | 55,950 | 55,419 |
| Diluted | 57,970 | 55,950 | 56,172 |

The accompanying notes are an integral part of the financial statements.

## REGENERON PHARMACEUTICALS, INC.

## STATEMENTS OF STOCKHOLDERS' EQUITY
### For the Years Ended December 31, 2006, 2005, and 2004

| | Class A Stock | | Common Stock | | Additional Paid-in Capital | Unearned Compensation | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | | |
| | | | | | | (In thousands) | | | | |
| **Balance, December 31, 2003** | 2,366 | $2 | 53,166 | $53 | $673,118 | $(4,101) | $(531,533) | $ 104 | $137,643 | |
| Issuance of Common Stock in connection with exercise of stock options, net of shares tendered | | | 286 | 1 | 1,501 | | | | 1,502 | |
| Repurchase of Common Stock from Merck & Co., Inc. | | | (109) | | (888) | | | | (888) | |
| Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution | | | 64 | | 917 | | | | 917 | |
| Conversion of Class A Stock to Common Stock | (8) | | 8 | | | | | | | |
| Issuance of restricted Common Stock under Long-Term Incentive Plan, net of forfeitures | | | 87 | | 741 | (741) | | | | |
| Stock-based compensation expense | | | | | | 2,543 | | | 2,543 | |
| Net income, 2004 | | | | | | | 41,699 | | 41,699 | $ 41,699 |
| Change in net unrealized gain (loss) on marketable securities | | | | | | | | (873) | (873) | (873) |
| **Balance, December 31, 2004** | 2,358 | 2 | 53,502 | 54 | 675,389 | (2,299) | (489,834) | (769) | 182,543 | $ 40,826 |
| Issuance of Common Stock in connection with exercise of stock options, net of shares tendered | | | 494 | | 4,081 | | | | 4,081 | |
| Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution | | | 90 | | 632 | | | | 632 | |
| Conversion of Class A Stock to Common Stock | (11) | | 11 | | | | | | | |
| Forfeitures of restricted Common Stock under Long-Term Incentive Plan | | | (5) | | (54) | 54 | | | | |
| Stock-based compensation expense | | | | | 19,963 | 1,930 | | | 21,893 | |
| Net loss, 2005 | | | | | | | (95,446) | | (95,446) | $(95,446) |
| Change in net unrealized gain (loss) on marketable securities | | | | | | | | 299 | 299 | 299 |
| **Balance, December 31, 2005** | 2,347 | 2 | 54,092 | 54 | 700,011 | (315) | (585,280) | (470) | 114,002 | $(95,147) |

(Continued)

## REGENERON PHARMACEUTICALS, INC.

## STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)
### For the Years Ended December 31, 2006, 2005, and 2004

| | Class A Stock | | Common Stock | | Additional Paid-in Capital | Unearned Compensation | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | | |
| | | | | | | (In thousands) | | | | |
| Issuance of Common Stock in a public offering at $23.03 per share | | | 7,600 | 8 | 175,020 | | | | 175,028 | |
| Cost associated with issuance of equity securities | | | | | (412) | | | | (412) | |
| Issuance of Common Stock in connection with exercise of stock options, net of shares tendered | | | 1,243 | 1 | 10,391 | | | | 10,392 | |
| Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution | | | 121 | | 1,884 | | | | 1,884 | |
| Conversion of Class A Stock to Common Stock | (77) | | 77 | | | | | | | |
| Forfeitures of restricted Common Stock under Long-Term Incentive Plan | | | (2) | | | | | | | |
| Stock-based compensation expense | | | | | 18,641 | | | | 18,641 | |
| Adjustment to reduce unearned compensation upon adoption of SFAS 123R | | | | | (315) | 315 | | | | |
| Cumulative effect of adopting SFAS 123R | | | | | (813) | | | | (813) | |
| Net loss, 2006 | | | | | | | (102,337) | | (102,337) | $(102,337) |
| Change in net unrealized gain (loss) on marketable securities | | | | | | | | 239 | 239 | 239 |
| **Balance, December 31, 2006** | 2,270 | $2 | 63,131 | $63 | $904,407 | — | $(687,617) | $(231) | $ 216,624 | $(102,098) |

The accompanying notes are an integral part of the financial statements.

**REGENERON PHARMACEUTICALS, INC.**

**STATEMENTS OF CASH FLOWS**

**For the Years Ended December 31, 2006, 2005, and 2004**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Cash flows from operating activities | | | |
| Net income (loss) | $(102,337) | $ (95,446) | $ 41,699 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | | |
| Depreciation and amortization | 14,592 | 15,504 | 15,362 |
| Non-cash compensation expense | 18,675 | 21,859 | 2,543 |
| Cumulative effect of a change in accounting principle | (813) | | |
| Forgiveness of loan payable to Novartis Pharma AG, inclusive of accrued interest | | | (17,770) |
| Changes in assets and liabilities | | | |
| Decrease (increase) in accounts receivable | 29,028 | 6,581 | (27,573) |
| Decrease (increase) in prepaid expenses and other assets | 155 | 74 | (1,799) |
| Decrease in inventory | 3,594 | 1,250 | 6,914 |
| Increase (decrease) in deferred revenue | 60,833 | 14,469 | (37,310) |
| (Decrease) increase in accounts payable, accrued expenses, and other liabilities | (652) | 5,413 | 1,025 |
| Total adjustments | 125,412 | 65,150 | (58,608) |
| Net cash provided by (used in) operating activities | 23,075 | (30,296) | (16,909) |
| Cash flows from investing activities | | | |
| Purchases of marketable securities | (456,893) | (102,990) | (268,244) |
| Purchases of restricted marketable securities | | | (11,075) |
| Sales or maturities of marketable securities | 306,199 | 223,448 | 273,587 |
| Maturities of restricted marketable securities | | | 22,126 |
| Capital expenditures | (2,811) | (4,964) | (6,174) |
| Increase in restricted cash | (1,600) | | |
| Net cash (used in) provided by investing activities | (155,105) | 115,494 | 10,220 |
| Cash flows from financing activities | | | |
| Net proceeds from the issuance of Common Stock | 185,008 | 4,081 | 1,502 |
| Repurchase of Common Stock | | | (888) |
| Borrowings under loan payable | | | 3,827 |
| Other | 390 | | |
| Net cash provided by financing activities | 185,398 | 4,081 | 4,441 |
| Net increase (decrease) in cash and cash equivalents | 53,368 | 89,279 | (2,248) |
| Cash and cash equivalents at beginning of period | 184,508 | 95,229 | 97,477 |
| Cash and cash equivalents at end of period | $ 237,876 | $ 184,508 | $ 95,229 |
| Supplemental disclosure of cash flow information | | | |
| Cash paid for interest | $ 11,000 | $ 11,002 | $ 11,007 |

The accompanying notes are an integral part of the financial statements.

## REGENERON PHARMACEUTICALS, INC.

### NOTES TO FINANCIAL STATEMENTS
**For the years ended December 31, 2006, 2005, and 2004**
***(Unless otherwise noted, dollars in thousands, except per share data)***

### 1. Organization and Business

Regeneron Pharmaceuticals, Inc. (the "Company" or "Regeneron") was incorporated in January 1988 in the State of New York. The Company is engaged in research and development programs to discover and commercialize therapeutics to treat human disorders and conditions. The Company's facilities are located in New York. The Company's business is subject to certain risks including, but not limited to, uncertainties relating to conducting pharmaceutical research, obtaining regulatory approvals, commercializing products, and obtaining and enforcing patents.

### 2. Summary of Significant Accounting Policies

*Cash and Cash Equivalents*

For purposes of the statement of cash flows and the balance sheet, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

*Inventories*

Inventories are stated at the lower of cost or market. Cost is determined based on standards that approximate the first-in, first-out method. Inventories are shown net of applicable reserves.

*Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

| | |
|---|---|
| Building and improvements | 7-30 years |
| Laboratory and computer equipment | 3-5 years |
| Furniture and fixtures | 5 years |

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset.

*Accounting for the Impairment of Long-Lived Assets*

The Company periodically assesses the recoverability of long-lived assets, such as property, plant, and equipment, and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount in accordance with Statement of Financial Accounting Standards No. ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* For all periods presented, no impairment losses were recorded.

*Patents*

As a result of the Company's research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. All costs associated with patents are expensed as incurred.

***Revenue Recognition***

*a. Contract Research and Development and Research Progress Payments*

The Company recognizes revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") and FASB Emerging Issue Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). Contract research and development revenue and research progress payments are earned by the Company in connection with collaboration and other agreements to develop and commercialize product candidates and utilize the Company's technology platforms. The terms of these agreements typically include non-refundable up-front licensing payments, research progress (milestone) payments, and payments for development activities. Non-refundable up-front license payments, where continuing involvement is required of the Company, are deferred and recognized over the related performance period. The Company estimates its performance period based on the specific terms of each agreement, and adjusts the performance periods, if appropriate, based on the applicable facts and circumstances. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone, a reasonable amount of time has passed between receipt of an up-front payment and achievement of the milestone, and the amount of the milestone payment is reasonable in relation to the effort, value, and risk associated with achieving the milestone. Payments for achieving milestones which are not considered substantive are accounted for as license payments and recognized over the related performance period. Payments for development activities are recognized as revenue as earned, over the period of effort. In addition, we record revenue in connection with a government research grant as we incur expenses related to the grant, subject to the grant's terms and annual funding approvals.

*b. Contract Manufacturing*

The Company manufactured product and performed services for a third party under a contract manufacturing agreement which expired in October 2006. Contract manufacturing revenue was recognized as product was shipped and as services were performed (see Note 13).

***Investment Income***

Interest income, which is included in investment income, is recognized as earned.

***Research and Development Expenses***

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research collaboration and licensing agreements (see Note 11d), the cost of services provided by outside contractors, including services related to the Company's clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, expenses related to the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

For each clinical trial that the Company conducts, certain clinical trial costs, which are included in research and development expenses, are expensed based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are

*(Unless otherwise noted, dollars in thousands, except per share data)*

expected to provide services. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if actual results differ from the Company's estimates.

### *Per Share Data*

Net income (loss) per share, basic and diluted, is computed on the basis of the net income (loss) for the period divided by the weighted average number of shares of Common Stock and Class A Stock outstanding during the period. The basic net income (loss) per share excludes restricted stock awards until vested. The diluted net income per share is based upon the weighted average number of shares of Common Stock and Class A Stock outstanding, and of common stock equivalents outstanding when dilutive. Common stock equivalents include: (i) outstanding stock options and restricted stock awards under the Company's Long-Term Incentive Plans, which are included under the treasury stock method when dilutive, and (ii) Common Stock to be issued under the assumed conversion of the Company's outstanding convertible senior subordinated notes, which are included under the if-converted method when dilutive. The computation of diluted net loss per share for the years ended December 31, 2006 and 2005 does not include common stock equivalents, since such inclusion would be antidilutive. The computation of diluted net income per share for the year ended December 31, 2004 includes dilutive common stock equivalents. Disclosures required by SFAS 128, *Earnings per Share*, have been included in Note 19.

### *Income Taxes*

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is uncertain. See Note 17.

### *Comprehensive Income (Loss)*

Comprehensive income (loss) represents the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in net unrealized gain or loss on marketable securities. The net effect of income taxes on comprehensive income (loss) is immaterial. Comprehensive income for the year ended December 31, 2004 and comprehensive losses for the years ended December 31, 2006 and 2005 have been included in the Statements of Stockholders' Equity.

### *Concentrations of Credit Risk*

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, marketable securities, and receivables from the sanofi-aventis Group. The Company generally invests its excess cash in obligations of the U.S. government and its agencies, bank deposits, asset-backed securities, investment grade debt securities issued by corporations, governments, and financial institutions, and money market funds that invest in these instruments. The Company has established guidelines that relate to credit quality, diversification, and maturity, and that limit exposure to any one issue of securities.

### *Risks and Uncertainties*

Regeneron has had no sales of its products and there is no assurance that the Company's research and development efforts will be successful, that the Company will ever have commercially approved products, or that the Company will achieve significant sales of any such products. The Company has generally incurred net losses

*(Unless otherwise noted, dollars in thousands, except per share data)*

and negative cash flows from operations since its inception. Revenues to date have principally been limited to (i) payments from the Company's collaborators and other entities for the Company's development activities with respect to product candidates and to utilize the Company's technology platforms, (ii) payments from two pharmaceutical companies for contract manufacturing, and (iii) investment income. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees, consultants, collaborators, and certain third-party suppliers, including single-source unaffiliated third-party suppliers of certain raw materials and equipment. Regeneron, as licensee, licenses certain technologies that are important to the Company's business which impose various obligations on the Company. If Regeneron fails to comply with these requirements, licensors may have the right to terminate the Company's licenses.

Contract research and development revenue in 2006 was primarily earned from sanofi-aventis under a collaboration agreement (see Note 12a). The Company recognizes revenue from its collaboration with sanofi-aventis in accordance with SAB 104 and EITF 00-21, as described above. Under the terms of the collaboration agreement, agreed upon VEGF Trap development expenses incurred by Regeneron during the term of the agreement will be funded by sanofi-aventis. In addition, the Company earns revenue related to non-refundable, up-front payments from sanofi-aventis. The Company also may receive up to $400.0 million in milestone payments upon receipt of specified VEGF Trap marketing approvals. Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include (i) useful lives of property, plant, and equipment, (ii) the periods over which certain revenues and expenses will be recognized including contract research and development revenue recognized from non-refundable up-front payments and expense recognition of certain clinical trial costs which are included in research and development expenses, (iii) the extent to which deferred tax assets and liabilities are offset by a valuation allowance, and (iv) the fair value of stock options on their date of grant using the Black-Scholes option-pricing model, based on assumptions with respect to (a) expected volatility of our Common Stock price, (b) the periods of time over which employees and members of the Company's board of directors are expected to hold their options prior to exercise (expected lives), (c) expected dividend yield on the Company's Common Stock, and (d) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. In addition, in connection with the recognition of compensation expense in accordance with the provisions of SFAS 123R, *Share-Based Payment*, as described below, the Company is required to estimate, at the time of grant, the number of stock option awards that are expected to be forfeited.

### *Stock-based Employee Compensation*

Effective January 1, 2005, the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* As a result, in 2005, the Company recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for the Company is recognized for (a) all share based payments granted on or after January 1, 2005 (including replacement options granted under the Company's stock option exchange program which concluded on January 5, 2005 (see Note 14)) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date.

*(Unless otherwise noted, dollars in thousands, except per share data)*

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate, at the time of grant, the number of awards that are expected to be forfeited and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005, and prior to the Company's adoption of SFAS 123R, the Company recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, the Company was required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that are not expected to vest as of the SFAS 123R adoption date. This adjustment reduced the Company's loss by $0.8 million and is included in the Company's operating results in 2006 as a cumulative-effect adjustment of a change in accounting principle.

Prior to the adoption of the fair value method, the Company accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. ("APB") 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period results have not been restated. For the years ended December 31, 2006 and 2005, $18.4 million and $19.9 million, respectively, of non-cash stock-based employee compensation expense related to stock option awards ("Stock Option Expense") was recognized in operating expenses. In addition, for the year ended December 31, 2005, $0.1 million of Stock Option Expense was capitalized in inventory. For the year ended December 31, 2004, had the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, Stock Option Expense would have totaled $33.6 million and the effect on the Company's net income and net income per share would have been as follows:

| | 2004 |
|---|---|
| Net income, as reported | $ 41,699 |
| Add: Stock-based employee compensation expense included in reported net income | 2,543 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards | (36,093) |
| Pro forma net income, basic and diluted | $ 8,149 |
| Basic net income per share amounts: | |
| As reported | $ 0.75 |
| Pro forma | $ 0.15 |
| Diluted net income per share amounts: | |
| As reported | $ 0.74 |
| Pro forma | $ 0.15 |

Other disclosures required by SFAS 123 and SFAS 123R have been included in Note 14.

***Statement of Cash Flows***

Supplemental disclosure of noncash investing and financing activities:

In 2004, the Company awarded 105,052 shares of Restricted Stock under the Regeneron Pharmaceuticals, Inc. Long-Term Incentive Plan (see Notes 14). No Restricted Stock was awarded in 2006 or 2005. The Company records unearned compensation in Stockholders' Equity related to these awards based on the fair market value of shares of

*(Unless otherwise noted, dollars in thousands, except per share data)*

the Company's Common Stock on the grant date of the Restricted Stock award, which is expensed, on a pro rata basis, over the period that the restrictions on these shares lapse. In 2006, 2005, and 2004, the Company recognized $0.3 million, $1.9 million, and $2.5 million, respectively, of compensation expense related to Restricted Stock awards.

Included in accounts payable and accrued expenses at December 31, 2006, 2005, and 2004 were $0.8 million, $0.2 million, and $0.6 million of capital expenditures, respectively.

Included in accounts payable and accrued expenses at December 31, 2005, 2004, and 2003 were $1.9 million, $0.6 million, and $0.9 million, respectively, of accrued 401(k) Savings Plan contribution expense. During the first quarter of 2006, 2005, and 2004, the Company contributed 120,960, 90,385, and 64,333 shares, respectively, of Common Stock to the 401(k) Savings Plan in satisfaction of these obligations.

Included in marketable securities at December 31, 2006, 2005, and 2004 were $1.5 million, $1.2 million, and $2.6 million of accrued interest income, respectively.

***Future Impact of Recently Issued Accounting Standards***

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No, 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt FIN 48 effective for the fiscal year beginning January 1, 2007. Management believes that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. Management is currently evaluating the potential impact of adopting SFAS 157 on the Company's financial statements.

**3. Severance Costs**

In September 2005, the Company announced plans to reduce its workforce by approximately 165 employees in connection with narrowing the focus of the Company's research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of the Company's collaboration with The Procter & Gamble Company, and the completion of contract manufacturing for Merck & Co., Inc. in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005. The remaining headcount reductions occurred during 2006 as the Company completed activities related to contract manufacturing for Merck.

Costs associated with the workforce reduction are comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included non-cash expenses due to the accelerated vesting of certain stock options and restricted stock held by affected employees. Estimated termination costs associated with the planned workforce reduction in 2006 were measured in October 2005 and were expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for Costs*

*(Unless otherwise noted, dollars in thousands, except per share data)*

*Associated with Exit or Disposal Activities.* The total costs associated with the 2005 and 2006 workforce reductions were $2.6 million, including $0.2 million of non-cash expenses.

Severance costs associated with the workforce reduction plan that were charged to expense in 2005 and 2006 consist of the following:

| | Costs charged to expense in 2005 | Costs paid or settled in 2005 | Accrued liability at December 31, 2005 |
|---|---|---|---|
| Employee severance, payroll taxes, and benefits | $1,786 | $ 879 | $ 907 |
| Other severance costs | 206 | 30 | 176 |
| Non-cash expenses | 221 | 221 | |
| Total | $2,213 | $1,130 | $1,083 |

| | Costs charged to expense 2006 | Costs paid or settled in 2006 | Accrued liability at December 31, 2006 |
|---|---|---|---|
| Employee severance, payroll taxes, and benefits | $315 | $(1,159) | $63 |
| Other severance costs | 33 | (209) | — |
| Total | $348 | $(1,368) | $63 |

These severance costs are included in the Company's Statement of Operations for the years ended December 31, 2006 and 2005 as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Research & development | General & administrative | Research & development | General & administrative |
| Employee severance, payroll taxes, and benefits | $317 | $(2) | $1,734 | $52 |
| Other severance costs | 33 | | 206 | |
| Non-cash expenses | — | — | 215 | 6 |
| Total | $350 | $(2) | $2,155 | $58 |

For segment reporting purposes (see Note 20), all severance-related expenses are included in the Research & Development segment.

## 4. Marketable Securities

The Company considers its unrestricted marketable securities to be "available-for-sale," as defined by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* Gross unrealized holding gains and losses are reported as a net amount in a separate component of stockholders' equity entitled Accumulated Other Comprehensive Income (Loss). The net change in unrealized holding gains and losses is excluded from operations and included in stockholders' equity as a separate component of comprehensive loss.

*(Unless otherwise noted, dollars in thousands, except per share data)*

The following tables summarize the amortized cost basis of marketable securities, the aggregate fair value of marketable securities, and gross unrealized holding gains and losses at December 31, 2006 and 2005:

| | Amortized Cost Basis | Fair Value | Unrealized Holding Gains | Unrealized Holding (Losses) | Unrealized Holding Net |
|---|---|---|---|---|---|
| **At December 31, 2006** | | | | | |
| Maturities within one year | | | | | |
| Corporate debt securities | $105,128 | $105,082 | $11 | $ (57) | $ (46) |
| U.S. government securities | 22,267 | 22,243 | 1 | (25) | (24) |
| Asset-backed securities | 94,159 | 94,075 | 6 | (90) | (84) |
| | 221,554 | 221,400 | 18 | (172) | (154) |
| Maturities between one and two years | | | | | |
| Corporate debt securities | 6,047 | 6,032 | | (15) | (15) |
| U.S. government securities | 23,190 | 23,189 | 6 | (7) | (1) |
| Asset-backed securities | 32,835 | 32,762 | 3 | (76) | (73) |
| | 62,072 | 61,983 | 9 | (98) | (89) |
| | $283,626 | $283,383 | $27 | $(270) | $(243) |
| **At December 31, 2005** | | | | | |
| Maturities within one year | | | | | |
| Corporate debt securities | $ 42,203 | $ 42,122 | $ 5 | $ (86) | $ (81) |
| U.S. government securities | 52,959 | 52,763 | | (196) | (196) |
| Asset-backed securities | 19,231 | 19,152 | — | (79) | (79) |
| | 114,393 | 114,037 | 5 | (361) | (356) |
| Maturities between one and two years | | | | | |
| Corporate debt securities | 16,188 | 16,075 | 2 | (115) | (113) |
| U.S. government securities | 2,055 | 2,034 | — | (21) | (21) |
| | 18,243 | 18,109 | 2 | (136) | (134) |
| | $132,636 | $132,146 | $ 7 | $(497) | $(490) |

In addition, cash and cash equivalents at December 31, 2006 and 2005 included an unrealized holding gain of $12 thousand and $20 thousand, respectively.

Realized gains and losses are included as a component of investment income. For the years ended December 31, 2006, 2005, and 2004, gross realized gains and losses were not significant. In computing realized gains and losses, the Company computes the cost of its investments on a specific identification basis. Such cost includes the direct costs to acquire the securities, adjusted for the amortization of any discount or premium. The fair value of marketable securities has been estimated based on quoted market prices.

*(Unless otherwise noted, dollars in thousands, except per share data)*

The following table shows the unrealized losses and fair value of the Company's marketable securities with unrealized losses that are deemed to be only temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005. The securities listed at December 31, 2006 mature at various dates through October 2008.

| | Less than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| **At December 31, 2006** | | | | | | |
| Corporate debt securities | $ 28,096 | $ (54) | $12,191 | $ (18) | $ 40,287 | $ (72) |
| U.S. government securities | 23,273 | (25) | 2,023 | (7) | 25,296 | (32) |
| Asset-backed securities | 92,544 | (161) | 891 | (5) | 93,435 | (166) |
| | $143,913 | $(240) | $15,105 | $ (30) | $159,018 | $(270) |
| **At December 31, 2005** | | | | | | |
| Corporate debt securities | $ 36,394 | $(201) | | | $ 36,394 | $(201) |
| U.S. government securities | 2,034 | (21) | $52,762 | $(196) | 54,796 | (217) |
| Asset-backed securities | 19,152 | (79) | | | 19,152 | (79) |
| | $ 57,580 | $(301) | $52,762 | $(196) | $110,342 | $(497) |

The unrealized losses on the Company's investments in corporate debt securities, U.S. government securities, and asset-backed securities were primarily caused by interest rate increases, which generally resulted in a decrease in the market value of the Company's portfolio. Based upon the Company's currently projected sources and uses of cash, the Company intends to hold these securities until a recovery of fair value, which may be maturity. Therefore, the Company does not consider these marketable securities at December 31, 2006 and 2005 to be other-than-temporarily impaired.

## 5. Accounts Receivable

Accounts receivable as of December 31, 2006 and 2005 consist of the following:

| | 2006 | 2005 |
|---|---|---|
| Receivable from sanofi-aventis (see Note 12a) | $6,900 | $36,412 |
| Other | 593 | 109 |
| | $7,493 | $36,521 |

## 6. Inventories

Inventory balances at December 31, 2005 consist of raw materials, work-in process, and finished products associated with the production of an intermediate for a Merck & Co., Inc. pediatric vaccine under a long-term manufacturing agreement which expired in October 2006 (see Note 13). The Company held no inventories at December 31, 2006.

*(Unless otherwise noted, dollars in thousands, except per share data)*

Inventories as of December 31, 2005 consist of the following:

| | 2005 |
|---|---|
| Raw materials | $ 278 |
| Work-in process | 1,423 |
| Finished products | 1,203 |
| | $2,904 |

## 7. Property, Plant, and Equipment

Property, plant, and equipment as of December 31, 2006 and 2005 consist of the following:

| | 2006 | 2005 |
|---|---|---|
| Land | $ 475 | $ 475 |
| Building and improvements | 57,045 | 56,895 |
| Leasehold improvements | 14,662 | 31,192 |
| Construction-in-progress | 203 | |
| Laboratory and other equipment | 59,164 | 57,395 |
| Furniture, fixtures, software and computer equipment | 5,413 | 4,675 |
| | 136,962 | 150,632 |
| Less, accumulated depreciation and amortization | (87,609) | (90,097) |
| | $ 49,353 | $ 60,535 |

Depreciation and amortization expense on property, plant, and equipment amounted to $14.3 million, $15.4 million, and $15.5 million for the years ended December 31, 2006, 2005, and 2004, respectively. Included in these amounts was $0.7 million, $0.9 million, and $1.1 million of depreciation and amortization expense related to contract manufacturing that was capitalized into inventory for the years ended December 31, 2006, 2005, and 2004, respectively.

## 8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2006 and 2005 consist of the following:

| | 2006 | 2005 |
|---|---|---|
| Accounts payable | $ 4,349 | $ 4,203 |
| Accrued payroll and related costs | 9,932 | 10,713 |
| Accrued clinical trial expense | 2,606 | 3,081 |
| Accrued expenses, other | 2,292 | 3,048 |
| Interest payable on convertible notes | 2,292 | 2,292 |
| | $21,471 | $23,337 |

*(Unless otherwise noted, dollars in thousands, except per share data)*

## 9. Deferred Revenue

Deferred revenue as of December 31, 2006 and 2005 consists of the following:

| | 2006 | 2005 |
|---|---|---|
| Current portion: | | |
| Received from sanofi-aventis (see Note 12a) | $ 8,937 | $12,483 |
| Received from Bayer Healthcare LLC (see Note 12b) | 12,561 | |
| Received from Merck (see Note 13) | | 1,911 |
| Other | 2,045 | 2,626 |
| | $ 23,543 | $17,020 |
| Long-term portion: | | |
| Received from sanofi-aventis | $ 61,013 | $69,142 |
| Received from Bayer | 62,439 | |
| | $123,452 | $69,142 |

## 10. Stockholders Equity

The Company's Restated Certificate of Incorporation, as amended, provides for the issuance of up to 40 million shares of Class A Stock, par value $0.001 per share, and 160 million shares of Common Stock, par value $0.001 per share. Shares of Class A Stock are convertible, at any time, at the option of the holder into shares of Common Stock on a share-for-share basis. Holders of Class A Stock have rights and privileges identical to Common Stockholders except that Class A Stockholders are entitled to ten votes per share, while Common Stockholders are entitled to one vote per share. Class A Stock may only be transferred to specified Permitted Transferees, as defined. Under the Company's Restated Certificate of Incorporation, as amended, the Company's Board of Directors (the "Board") is authorized to issue up to 30 million shares of preferred stock, in series, with rights, privileges, and qualifications of each series determined by the Board.

In October 2001, the Company completed a private placement of $200.0 million aggregate principal amount of senior subordinated notes, which are convertible into shares of the Company's Common Stock. See Note 11c.

In August 2003, Regeneron issued to Merck & Co., Inc., 109,450 newly issued unregistered shares of the Company's Common Stock as consideration for a non-exclusive license agreement granted by Merck to the Company. In August 2004, the Company repurchased these shares from Merck for a purchase price of $0.9 million based on the fair market value of the shares on August 19, 2004. The shares were subsequently retired. See Note 11d.

In November 2006, the Company completed a public offering of 7.6 million shares of Common Stock at a price of $23.03 per share and received proceeds, after expenses, of $174.6 million.

## 11. Commitments and Contingencies

### *a. Operating Leases*

The Company currently leases approximately 236,000 square feet of laboratory and office facilities in Tarrytown, New York under operating lease agreements. In December 2006, the Company entered into a new operating lease agreement for approximately 221,000 square feet of laboratory and office space at the Company's current Tarrytown location. The new lease includes approximately 27,000 square feet that the Company currently occupies (the "retained facilities") and approximately 194,000 square feet to be located in new facilities that will be

*(Unless otherwise noted, dollars in thousands, except per share data)*

constructed and which are expected to be completed in early 2009. The term of the lease is expected to commence in early-2008 and will expire approximately 16 years later. Under the new lease the Company also has various options and rights on additional space at the Tarrytown site, and will continue to lease its present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for the Company's retained facilities only. The lease provides for monthly payments over the term of the lease related to the Company's retained facilities, the costs of construction and tenant improvements for the Company's new facilities, and additional charges for utilities, taxes, and operating expenses.

In connection with the new lease agreement, in December 2006, the Company issued a letter of credit in the amount of $1.6 million to its landlord, which is collateralized by a $1.6 million bank certificate of deposit. The certificate of deposit has been classified as restricted cash at December 31, 2006 in the accompanying financial statements.

The Company also leases manufacturing, office, and warehouse facilities in Rensselaer, New York under an operating lease agreement which expires in July 2012 and contains a renewal option to extend the lease for an additional five-year term and a purchase option. The leases provide for base rent plus additional rental charges for utilities, taxes, and operating expenses, as defined.

The Company leases certain laboratory and office equipment under operating leases which expire at various times through 2010.

Based, in part, upon budgeted construction and tenant improvement costs related to our new operating lease for facilities to be constructed in Tarrytown, New York, as described above, at December 31, 2006, the estimated future minimum noncancelable lease commitments under operating leases were as follows:

| December 31, | Facilities | Equipment | Total |
|---|---|---|---|
| 2007 | $ 4,678 | $291 | $ 4,969 |
| 2008 | 4,678 | 212 | 4,890 |
| 2009 | 10,539 | 124 | 10,663 |
| 2010 | 11,876 | 13 | 11,889 |
| 2011 | 12,077 | | 12,077 |
| Thereafter | 161,399 | — | 161,399 |
| | $205,247 | $640 | $205,887 |

Rent expense under operating leases was:

| Year Ending December 31, | Facilities | Equipment | Total |
|---|---|---|---|
| 2006 | $4,492 | $307 | $4,799 |
| 2005 | 4,606 | 319 | 4,925 |
| 2004 | 5,351 | 303 | 5,654 |

In addition to its rent expense for various facilities, the Company paid additional rental charges for utilities, real estate taxes, and operating expenses of $8.7 million, $9.5 million, and $6.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

***b. Loan Payable***

In March 2003, the Company entered into a collaboration agreement with Novartis Pharma AG. In accordance with that agreement, Regeneron funded its share of 2003 collaboration development expenses through a loan from

*(Unless otherwise noted, dollars in thousands, except per share data)*

Novartis, which bore interest at a rate per annum equal to the LIBOR rate plus 2.5%, compounded quarterly. In March 2004, Novartis forgave its outstanding loan to Regeneron totaling $17.8 million, including accrued interest, based on Regeneron's achieving a pre-defined development milestone. See Note 12c.

*c. Convertible Debt*

In October 2001, the Company issued $200.0 million aggregate principal amount of convertible senior subordinated notes ("Notes") in a private placement for proceeds to the Company of $192.7 million, after deducting the initial purchasers' discount and out-of-pocket expenses (collectively, "Deferred Financing Costs"). The Notes bear interest at 5.5% per annum, payable semi-annually, and mature on October 17, 2008. Deferred Financing Costs, which are included in other assets, are amortized as interest expense over the period from the Notes' issuance to stated maturity. The Notes are convertible, at the option of the holder at any time, into shares of the Company's Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. Regeneron may also redeem some or all of the Notes at any time if the closing price of the Company's Common Stock has exceeded 140% of the conversion price then in effect for a specified period of time. The fair market value of the Notes fluctuates over time. The estimated fair value of the Notes at December 31, 2006 was approximately $209.4 million.

*d. Research Collaboration and Licensing Agreements*

As part of the Company's research and development efforts, the Company enters into research collaboration and licensing agreements with related and unrelated companies, scientific collaborators, universities, and consultants. These agreements contain varying terms and provisions which include fees and milestones to be paid by the Company, services to be provided, and ownership rights to certain proprietary technology developed under the agreements. Some of the agreements contain provisions which require the Company to pay royalties, as defined, at rates that range from 0.25% to 16.5%, in the event the Company sells or licenses any proprietary products developed under the respective agreements.

Certain agreements under which the Company is required to pay fees permit the Company, upon 30 to 90-day written notice, to terminate such agreements. With respect to payments associated with these agreements, the Company incurred expenses of $1.1 million, $1.0 million, and $1.4 million for the years ended December 31, 2006, 2005, and 2004, respectively.

In July 2002, Amgen Inc. and Immunex Corporation (now part of Amgen) granted the Company a non-exclusive license to certain patents and patent applications which may be used in the development and commercialization of the IL-1 Trap. The license followed two other licensing arrangements under which Regeneron obtained a non-exclusive license to patents owned by ZymoGenetics, Inc. and Tularik Inc. for use in connection with the IL-1 Trap program. These license agreements would require the Company to pay royalties based on the net sales of the IL-1 Trap if and when it is approved for sale. In total, the royalty rate under these three agreements would be in the mid-single digits.

In August 2003, Merck & Co., Inc. granted the Company a non-exclusive license agreement to certain patents and patent applications which may be used in the development and commercialization of products that act on the ciliary neurotrophic factor, or CNTF, receptor for the treatment of obesity. As consideration, the Company issued to Merck 109,450 newly issued unregistered shares of its Common Stock (the "Merck Shares"), valued at $1.5 million based on the fair market value of shares of the Company's Common Stock on the agreement's effective date. In August 2004, the Company repurchased from Merck, and subsequently retired, the Merck Shares for $0.9 million based on the fair market value of the shares on August 19, 2004. The Company also made a cash payment of $0.6 million to Merck as required under the license agreement. The agreement also requires the Company to make an additional payment to Merck upon receipt of marketing approval for a product covered by the licensed patents. In

*(Unless otherwise noted, dollars in thousands, except per share data)*

addition, the Company would be required to pay royalties, at staggered rates in the mid-single digits, based on the net sales of products covered by the licensed patents.

### 12. Research and Development Agreements

The Company has entered into various agreements related to its activities to develop and commercialize product candidates and utilize its technology platforms. Amounts earned by the Company in connection with these agreements, which were recognized as contract research and development revenue, research progress payments, or other contract income, as applicable, totaled $51.1 million, $83.1 million, and $198.7 million in 2006, 2005, and 2004, respectively. Total Company incurred expenses associated with these agreements, which include reimbursable and non-reimbursable amounts and an allocable portion of general and administrative costs, were $43.4 million, $42.2 million and $75.3 million in 2006, 2005, and 2004, respectively. Significant agreements of this kind are described below.

#### *a. The sanofi-aventis Group*

In September 2003, the Company entered into a collaboration agreement (the "Aventis Agreement") with the Aventis Pharmaceuticals Inc. (now a member of the sanofi-aventis Group), to jointly develop and commercialize the Company's Vascular Endothelial Growth Factor ("VEGF") Trap. In connection with this agreement, sanofi-aventis made a non-refundable up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of the Company's Common Stock for $45.0 million.

In January 2005, the Company and sanofi-aventis amended the Aventis Agreement to exclude intraocular delivery of the VEGF Trap to the eye ("Intraocular Delivery") from joint development under the agreement, and product rights to the VEGF Trap in Intraocular Delivery reverted to Regeneron. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to Regeneron (the "Intraocular Termination Payment") in January 2005.

In December 2005, the Company and sanofi-aventis amended the Aventis Agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable up-front payment to the Company, which was received in January 2006. Under the Aventis Agreement, as amended, the Company and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan, for disease indications included in the companies' collaboration. The Company is entitled to a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments. The Company may also receive up to $400.0 million in additional milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to the receipt of marketing approvals for up to eight VEGF Trap oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five VEGF Trap oncology indications in Japan. In December 2004, the Company earned a $25.0 million payment from sanofi-aventis, which was received in January 2005, upon the achievement of an early-stage clinical milestone.

Under the Aventis Agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, Regeneron will be obligated to reimburse sanofi-aventis for 50% of these development expenses, or half of $205.0 million as of December 31, 2006, in accordance with a formula based on the amount of development expenses and Regeneron's share of the collaboration profits and Japan royalties, or at a faster rate at Regeneron's option. Regeneron has the option to conduct additional pre-Phase III studies at its own expense. In connection with the January 2005 amendment to the Aventis Agreement, the Intraocular Termination Payment of $25.0 million will be considered a VEGF Trap development expense and will be subject to 50% reimbursement by Regeneron to

*(Unless otherwise noted, dollars in thousands, except per share data)*

sanofi-aventis, as described above, if the collaboration becomes profitable. In addition, if the first commercial sale of a VEGF Trap product in Intraocular Delivery predates the first commercial sale of a VEGF Trap product under the collaboration by two years, Regeneron will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, Regeneron's obligation to reimburse sanofi-aventis, for 50% of VEGF Trap development expenses will terminate, and the Company will retain all rights to the VEGF Trap.

Revenue related to payments from sanofi-aventis is being recognized in accordance with SAB 104 and EITF 00-21 (see Note 2). The up-front payments received in September 2003 and January 2006, of $80.0 million and $25.0 million, respectively, and reimbursement of Regeneron-incurred development expenses, are being recognized as contract research and development revenue over the related performance period. Milestone payments are classified as research progress payments. In addition to the $25.0 million research progress payment earned in 2004, the Company recognized $47.8 million, $43.4 million, and $78.3 million of contract research and development revenue in 2006, 2005, and 2004, respectively, in connection with the Aventis Agreement. The Company also recognized the $25.0 million Intraocular Termination Payment as other contract income in 2005. At December 31, 2006 and 2005, amounts receivable from sanofi-aventis totaled $6.9 million and $36.4 million, respectively, and deferred revenue was $70.0 million and $81.6 million, respectively.

*b. Bayer Healthcare LLC*

In October 2006, the Company entered into a license and collaboration agreement (the "Bayer Agreement") with Bayer HealthCare LLC to globally develop, and commercialize outside the United States, the Company's VEGF Trap for the treatment of eye disease by local administration ("VEGF Trap-Eye"). Under the terms of the agreement, Bayer made a non-refundable up-front payment to the Company of $75.0 million. In addition, the Company is eligible to receive up to $110.0 million in development and regulatory milestones, including a total of $40.0 million upon the initiation of Phase 3 trials in defined major indications. The Company is also eligible to receive up to an additional $135.0 million in sales milestones when and if total annual sales of the VEGF Trap-Eye outside the United States achieve certain specified levels starting at $200.0 million.

The Company will share equally with Bayer in any future profits arising from the commercialization of the VEGF Trap-Eye outside the United States. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, the Company will be obligated to reimburse Bayer out of the Company's share of the collaboration profits for 50% of the agreed upon development expenses that Bayer has incurred in accordance with a formula based on the amount of development expenses that Bayer has incurred and the Company's share of the collaboration profits, or at a faster rate at the Company's option. Within the United States, the Company is responsible for any future commercialization of the VEGF Trap-Eye and has retained exclusive rights to any future profits arising therefrom.

Agreed upon development expenses incurred by both companies, beginning in 2007, under a global development plan will be shared as follows:

2007: Up to $50.0 million shared equally; the Company is solely responsible for up to the next $40.0 million; over $90.0 million shared equally.

2008: Up to $70.0 million shared equally, the Company is solely responsible for up to the next $30.0 million; over $100.0 million shared equally.

2009 and thereafter: All expenses shared equally.

*(Unless otherwise noted, dollars in thousands, except per share data)*

Neither party will be reimbursed for any development expenses that it incurred prior to 2007.

Regeneron is obligated to use commercially reasonable efforts to supply clinical and commercial product requirements.

Bayer has the right to terminate the Bayer Agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, the Company retains all rights to the VEGF Trap-Eye.

Revenue related to the Bayer Agreement will be recognized in accordance with SAB 104 and EITF 00-21 (see Note 2). The $75.0 million up-front payment received in October 2006 was deferred upon receipt. When the Company and Bayer have formalized their projected global development plans for the VEGF Trap-Eye, as well as the projected responsibilities of each of the companies under such development plans, the Company will begin recognizing contract research and development revenue related to payments from Bayer. At December 31, 2006, there were no amounts receivable from Bayer, and deferred revenue was $75.0 million.

*c. Novartis Pharma AG*

In March 2003, the Company entered into a collaboration agreement (the "Novartis Agreement") with Novartis Pharma AG to jointly develop and commercialize the Company's Interleukin-1 Cytokine Trap ("IL-1 Trap"). In connection with this agreement, Novartis made a non-refundable up-front payment to the Company of $27.0 million.

Development expenses incurred during 2003 were shared equally by the Company and Novartis. Regeneron funded its share of 2003 development expenses through a loan (the "2003 Loan") from Novartis, which bore interest at a rate per annum equal to the LIBOR rate plus 2.5%, compounded quarterly. As of December 31, 2003, the 2003 Loan balance due Novartis, including accrued interest, totaled $13.8 million. In March 2004, Novartis forgave the 2003 Loan and accrued interest thereon, totaling $17.8 million, based on Regeneron's achieving a pre-defined development milestone.

In February 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap. In March 2004, Novartis agreed to pay the Company $42.75 million to satisfy its obligation to fund development costs for the IL-1 Trap for the nine month period following its notification and for the two months prior to that notice. The Company recorded the $42.75 million as other contract income in 2004. Regeneron and Novartis each retain rights under the collaboration agreement to elect to collaborate in the future on the development and commercialization of certain other IL-1 antagonists.

In 2004, the Company recognized contract research and development revenue of $22.1 million in connection with the Novartis Agreement, which represented the remaining amount of the $27.0 million up-front payment from Novartis that had previously been deferred. In addition, forgiveness of the 2003 Loan and accrued interest in 2004 was recognized as a research progress payment.

*d. The Procter & Gamble Company*

In May 1997, the Company entered into a long-term collaboration with The Procter & Gamble Company to discover, develop, and commercialize pharmaceutical products, and Procter & Gamble agreed to provide funding for Regeneron's research efforts related to the collaboration. Effective December 31, 2000, in accordance with the companies' collaboration agreement (the "P&G Agreement"), Procter & Gamble was obligated to fund Regeneron research on therapeutic areas that were of particular interest to Procter & Gamble through December 2005, with no further research obligations by either party thereafter. Under the P&G Agreement, research support from Procter & Gamble was $2.5 million per quarter, plus adjustments for inflation, through December 2005.

*(Unless otherwise noted, dollars in thousands, except per share data)*

In June 2005, the Company and Procter & Gamble amended the P&G Agreement. Pursuant to the terms of the modified agreement, the Company and Procter & Gamble agreed that the research activities of the parties under the P&G Agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the P&G Agreement. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to Regeneron and the Company paid approximately $1.0 million to Procter & Gamble to acquire certain capital equipment owned by Procter & Gamble and located at the Company's facilities. Procter & Gamble and the Company divided rights to research programs and pre-clinical product candidates that were developed during the research term of the P&G Agreement. Neither party has the right to participate in the development or commercialization of the other party's product candidates. The Company is entitled to receive royalties based on any future product sales of a Procter & Gamble pre-clinical candidate arising from the collaboration, and Procter & Gamble is entitled to receive a small royalty on any sales of a single Regeneron candidate that is currently not being developed. Neither party is entitled to receive royalties or other payments based on any other products arising from the collaboration.

Contract research and development revenue related to the Company's collaboration with Procter & Gamble was $6.0 million and $10.5 million in 2005 and 2004, respectively. In addition, the one-time $5.6 million payment made by Procter & Gamble to the Company in connection with the amendment to the P&G Agreement was recognized as other contract income in 2005.

*e. Serono, S.A.*

In December 2002, the Company entered into an agreement (the "Serono Agreement") with Serono S.A. to use Regeneron's proprietary VelociGene® technology platform to provide Serono with knock-out and transgenic mammalian models of gene function ("Materials"). Serono made an advance payment of $1.5 million (the "Retainer") to Regeneron in December 2002, which was accounted for as deferred revenue. Regeneron recognizes revenue and reduces the Retainer as Materials are shipped to and accepted by Serono. The Serono Agreement contains provisions for minimum yearly order quantities and replenishment of the Retainer when the balance declines below a specified threshold. In 2006, 2005, and 2004, the Company recognized $1.8 million, $2.2 million, and $2.1 million, respectively, of contract research and development revenue in connection with the Serono Agreement.

*f. National Institutes of Health*

In September 2006, the Company was awarded a grant from the National Institutes of Health ("NIH") as part of the NIH's Knockout Mouse Project. The NIH grant provides a minimum of $17.9 million in funding over a five-year period, subject to compliance with its terms and annual funding approvals, for the Company's use of its VelociGene technology to generate a collection of targeting vectors and targeted mouse embryonic stem cells ("ES Cells") which can be used to produce knockout mice. The Company will also receive another $1.0 million in funding to optimize certain existing technology for use in the Knockout Mouse Project. In 2006, the Company recognized contract research and development revenue of $0.5 million from the NIH Grant.

## 13. Manufacturing Agreement

During 1995, the Company entered into a long-term manufacturing agreement with Merck & Co., Inc., as amended, (the "Merck Agreement") to produce an intermediate (the "Intermediate") for a Merck pediatric vaccine at the Company's Rensselaer, New York facility. The Company modified portions of its facility for manufacture of the Intermediate and assisted Merck in securing regulatory approval for such manufacture in the Company's facility. The Merck Agreement called for the Company to manufacture Intermediate for Merck for a specified period of time (the "Production Period"), with certain minimum order quantities each year. The Production Period commenced in

*(Unless otherwise noted, dollars in thousands, except per share data)*

November of 1999 and originally extended for six years. In February 2005, the Company and Merck amended the Merck Agreement to extend the Production Period through October 2006, at which time the Merck Agreement terminated.

Merck agreed to reimburse the Company for the capital costs to modify the facility ("Capital Costs"). Merck also agreed to pay an annual facility fee (the "Facility Fee") of $1.0 million beginning March 1995, subject to annual adjustment for inflation. During the Production Period, Merck agreed to reimburse the Company for certain manufacturing costs, pay the Company a variable fee based on the quantity of Intermediate supplied to Merck, and make additional bi-annual payments ("Additional Payments"), as defined. In addition, Merck agreed to reimburse the Company for the cost of Company activities performed on behalf of Merck prior to the Production Period and for miscellaneous costs during the Production Period ("Internal Costs"). These payments were recognized as contract manufacturing revenue as follows: (i) payments for Internal Costs were recognized as the activities were performed, (ii) the Facility Fee and Additional Payments were recognized over the period to which they related, (iii) payments for Capital Costs were deferred and recognized as Intermediate was shipped to Merck, and (iv) payments related to the manufacture of Intermediate during the Production Period ("Manufacturing Payments") were recognized after the Intermediate was tested and approved by, and shipped (FOB Shipping Point) to, Merck.

In 2006, 2005, and 2004, Merck contract manufacturing revenue totaled $12.3 million, $13.7 million, and $18.1 million, respectively. Such amounts include $1.2 million, $1.4 million, and $3.6 million of previously deferred Capital Costs, respectively.

## 14. Long-Term Incentive Plans

During 2000, the Company established the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan ("2000 Incentive Plan") which, as amended, provides for the issuance of up to 18,500,000 shares of Common Stock in respect of awards. In addition, shares of Common Stock previously approved by shareholders for issuance under the Regeneron Pharmaceuticals, Inc. 1990 Long-Term Incentive Plan ("1990 Incentive Plan") that are not issued under the 1990 Incentive Plan, may be issued as awards under the 2000 Incentive Plan. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the Company's board of directors, (collectively, "Participants") may receive awards as determined by a committee of independent directors ("Committee"). The awards that may be made under the 2000 Incentive Plan include: (a) Incentive Stock Options ("ISOs") and Nonqualified Stock Options, (b) shares of Restricted Stock, (c) shares of Phantom Stock, (d) Stock Bonuses, and (e) Other Awards.

Stock Option awards grant Participants the right to purchase shares of Common Stock at prices determined by the Committee; however, in the case of an ISO, the option exercise price will not be less than the fair market value of a share of Common Stock on the date the Option is granted. Options vest over a period of time determined by the Committee, generally on a pro rata basis over a three to five year period. The Committee also determines the expiration date of each Option; however, no ISO is exercisable more than ten years after the date of grant.

Restricted Stock awards grant Participants shares of restricted Common Stock or allow Participants to purchase such shares at a price determined by the Committee. Such shares are nontransferable for a period determined by the Committee ("vesting period"). Should employment terminate, as defined by the 2000 Incentive Plan, the ownership of the Restricted Stock, which has not vested, will be transferred to the Company, except under defined circumstances with Committee approval, in consideration of amounts, if any, paid by the Participant to acquire such shares. In addition, if the Company requires a return of the Restricted Shares, it also has the right to require a return of all dividends paid on such shares.

Phantom Stock awards provide the Participant the right to receive, within 30 days of the date on which the share vests, an amount, in cash and/or shares of the Company's Common Stock as determined by the Committee, equal to the sum of the fair market value of a share of Common Stock on the date such share of Phantom Stock vests and the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period from the grant date of the share of Phantom Stock to the date on which the share vests. Stock Bonus awards are bonuses payable in shares of Common Stock which are granted at the discretion of the Committee.

Other Awards are other forms of awards which are valued based on the Company's Common Stock. Subject to the provisions of the 2000 Incentive Plan, the terms and provisions of such Other Awards are determined solely on the authority of the Committee.

During 1990, the Company established the 1990 Incentive Plan which, as amended, provided for a maximum of 6,900,000 shares of Common Stock in respect of awards. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the Company's board of directors, received awards as determined by a committee of independent directors. Under the provisions of the 1990 Incentive Plan, there will be no future awards from the plan. Awards under the 1990 Incentive Plan consisted of Incentive Stock Options and Nonqualified Stock Options which generally vest on a pro rata basis over a three or five year period and have a term of ten years.

The 1990 and 2000 Incentive Plans contain provisions that allow for the Committee to provide for the immediate vesting of awards upon a change in control of the Company, as defined.

As of December 31, 2006, there were 4,132,249 shares available for future grants under the 2000 Incentive Plan.

*a. Stock Options*

Transactions involving stock option awards during 2004, 2005, and 2006 under the 1990 and 2000 Incentive Plans are summarized in the table below.

| Stock Options: | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Intrinsic Value |
|---|---|---|---|---|
| | | | (in years) | (in thousands) |
| Outstanding at December 31, 2003 | 13,138,299 | $20.36 | | |
| **2004:** | | | | |
| Granted | 2,828,484 | $ 9.90 | | |
| Forfeited | (343,994) | $19.53 | | |
| Expired | (170,953) | $24.26 | | |
| Exercised | (311,268) | $ 5.98 | | |
| Outstanding at December 31, 2004 | 15,140,568 | $18.68 | | |
| **2005:** | | | | |
| Granted | 4,551,360 | $10.08 | | |
| Forfeited | (1,975,108) | $20.83 | | |
| Expired | (2,399,410) | $30.18 | | |
| Exercised | (597,918) | $ 9.50 | | |
| Outstanding at December 31, 2005 | 14,719,492 | $14.23 | | |

(continued)

| Stock Options (continued): | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Intrinsic Value |
|---|---|---|---|---|
| | | | (in years) | (in thousands) |
| **2006:** | | | | |
| Granted | 2,742,260 | $19.59 | | |
| Forfeited | (338,122) | $10.51 | | |
| Expired | (172,218) | $24.23 | | |
| Exercised | (1,408,907) | $ 9.84 | | |
| Outstanding at December 31, 2006 | 15,542,505 | $15.54 | 6.8 | $96,827 |
| Vested and expected to vest at December 31, 2006 | 14,899,611 | $15.65 | 6.7 | $92,270 |
| Exercisable at December 31, 2004 | 8,628,873 | $21.05 | | |
| Exercisable at December 31, 2005 | 7,321,256 | $17.79 | | |
| Exercisable at December 31, 2006 | 7,890,856 | $17.41 | 5.4 | $47,028 |

The total intrinsic value of stock options exercised during 2006, 2005, and 2004 was $13.2 million, $1.6 million, and $1.3 million, respectively. The intrinsic value represents the amount by which the market price of the underlying stock exceeds the exercise price of an option.

The Company grants stock options with exercise prices that are equal to or greater than the market price of the Company's Common Stock on the date of grant. The table below summarizes the weighted-average exercise prices and weighted-average grant-date fair values of options issued during the years ended December 31, 2004, 2005, and 2006.

| | Number of Options Granted | Weighted-Average Exercise Price | Weighted-Average Fair Value |
|---|---|---|---|
| **2004:** | | | |
| Exercise price equal to market price | 2,796,873 | $ 9.89 | $ 7.53 |
| Exercise price greater than market price | 31,611 | $10.44 | $ 6.10 |
| Total 2004 grants | 2,828,484 | $ 9.90 | $ 7.51 |
| **2005:** | | | |
| Exercise price equal to market price | 4,551,360 | $10.08 | $ 6.68 |
| **2006:** | | | |
| Exercise price equal to market price | 2,742,260 | $19.59 | $12.82 |

*(Unless otherwise noted, dollars in thousands, except per share data)*

The following table summarizes stock option information as of December 31, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $ 4.83 to $ 8.50 | 2,281,208 | 4.36 | $ 8.18 | 740,638 | $ 7.66 |
| $ 8.52 to $10.56 | 3,164,750 | 6.10 | $ 9.37 | 1,983,333 | $ 9.31 |
| $10.84 to $11.64 | 2,226,650 | 8.94 | $11.64 | 552,353 | $11.63 |
| $11.70 to $17.89 | 2,535,210 | 7.22 | $13.47 | 1,638,630 | $13.15 |
| $18.17 to $24.02 | 3,358,328 | 8.76 | $20.07 | 999,543 | $19.47 |
| $24.60 to $37.94 | 1,916,359 | 4.43 | $32.71 | 1,916,359 | $32.71 |
| $51.56 to $51.56 | 60,000 | 3.16 | $51.56 | 60,000 | $51.56 |
| $ 4.83 to $51.56 | 15,542,505 | 6.79 | $15.54 | 7,890,856 | $17.41 |

Non-cash stock-based employee compensation expense recognized in operating expenses is provided in Note 2. As of December 31, 2006, there was $44.0 million of stock-based compensation cost related to outstanding nonvested stock options, net of estimated forfeitures, which had not yet been recognized in operating expenses. The Company expects to recognize this compensation cost over a weighted-average period of 1.9 years. In addition, there are 723,092 options which are unvested as of December 31, 2006 and would become vested upon the attainment of certain performance and service conditions. Potential compensation cost, measured on the grant date, related to these performance options totals $2.7 million and will begin to be recognized only if, and when, these options' performance condition is considered to be probable of attainment.

**Fair value Assumptions:**

The fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Incentive Plan during 2006, 2005, and 2004 was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company's Common Stock price, (ii) the periods of time over which employees and members of the Company's board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Company's Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in the Company's stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on the Company's limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions used in computing the fair value of option grants during 2006, 2005, and 2004.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Expected volatility | 67% | 71% | 80% |
| Expected lives from grant date | 6.5 years | 5.9 years | 7.5 years |
| Expected dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 4.51% | 4.16% | 4.03% |

*(Unless otherwise noted, dollars in thousands, except per share data)*

**2005 Stock Option Exchange:**

In December 2004, the Company's shareholders approved a stock option exchange program. Under the program, Company regular employees who work an average of 20 hours per week, other than the Company's chairman and the Company's president and chief executive officer, were provided the opportunity to make a one-time election to surrender options granted under the 1990 and 2000 Incentive Plans that had an exercise price of at least $18.00 and exchange them for replacement options granted under the 2000 Incentive Plan in accordance with the following exchange ratios:

| Exercise Price of Eligible Options | Exchange Ratio (Number of Eligible Options to be Surrendered and Cancelled for Each Replacement Option) |
|---|---|
| $18.00 to $28.00 | 1.50 |
| $28.01 to $37.00 | 2.00 |
| $37.01 and up | 3.00 |

Participation in the stock option exchange program was voluntary, and non-employee directors, consultants, former employees, and retirees were not eligible to participate. The participation deadline for the program was January 5, 2005. Eligible employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,977,840 replacement options with an exercise price of $8.50 per share on January 5, 2005.

Each replacement option was completely unvested upon grant. Each replacement option granted to an employee other than our executive vice president and senior vice presidents will ordinarily become vested and exercisable with respect to one-fourth of the shares initially underlying such option on each of the first, second, third and fourth anniversaries of the grant date so that such replacement option will be fully vested and exercisable four years after it was granted. Each replacement option granted to our executive vice president and senior vice presidents will ordinarily vest with respect to all shares underlying such option if both (i) the Company's products have achieved gross sales of at least $100 million during any consecutive twelve month period (either directly by the Company or through its licenses) and (ii) the specific executive or senior vice president has remained employed by the Company for at least three years from the date of grant. For all replacement options, the recipient's vesting and exercise rights are contingent upon the recipients continued employment through the applicable vesting date and subject to the other terms of the 2000 Incentive Plan and the applicable option award agreement. As is generally the case with respect to the option award agreements for options that were eligible for exchange pursuant to the stock option exchange program, the option award agreements for replacement options include provisions whereby the replacement options may be fully vested in connection with a "Change in Control" of the Company, as defined in the 2000 Incentive Plan.

Under the stock option exchange program, each replacement option has a term equal to the greater of (i) the remaining term of the surrendered option it replaces and (ii) six years from the date of grant of the replacement option. This was intended to ensure that the employees who participated in the stock option exchange program would not derive any additional benefit from an extended option term unless the surrendered option had a remaining term of less than six years.

*(Unless otherwise noted, dollars in thousands, except per share data)*

***b. Restricted Stock***

A summary of the Company's activity related to Restricted Stock awards for the years ended December 31, 2004, 2005, and 2006 is summarized below:

| Restricted Stock: | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2003 | 338,116 | $15.74 |
| **2004:** Granted | 105,052 | $ 9.55 |
| Forfeited | (18,194) | $14.39 |
| Released | (138,557) | $18.12 |
| Outstanding at December 31, 2004 | 286,417 | $12.40 |
| **2005:** Forfeited | (4,601) | $11.70 |
| Released | (186,628) | $13.05 |
| Outstanding at December 31, 2005 | 95,188 | $11.16 |
| **2006:** Forfeited | (1,703) | $ 9.74 |
| Released | (93,485) | $11.18 |
| Outstanding at December 31, 2006 | — | |

In accordance with generally accepted accounting principles, the Company recorded unearned compensation in Stockholders' Equity related to grants of Restricted Stock awards. This amount was based on the fair market value of shares of the Company's Common Stock on the date of grant and was expensed, on a pro rata basis, over the period that the restriction on these shares lapsed, which was approximately two years for grants issued in 2003 and 18 months for grants issued in 2004. In addition, unearned compensation in Stockholders' Equity was reduced due to forfeitures of Restricted Stock resulting from employee terminations. Prior to the adoption of SFAS 123R, unearned compensation was included as a separate component of Stockholders' Equity. Effective January 1, 2006, unearned compensation was combined with additional paid-in capital in accordance with the provisions of SFAS 123R.

In connection with grants of Restricted Stock awards, the Company recorded unearned compensation in Stockholders' Equity of $1.0 million in 2004 and in connection with forfeitures of these awards, the Company reduced unearned compensation by $17 thousand, $0.1 million, and $0.3 million in 2006, 2005, and 2004, respectively. The Company recognized non-cash compensation expense from Restricted Stock awards of $0.3 million, $1.9 million, and $2.5 million in 2006, 2005, and 2004, respectively. As of December 31, 2006, there were no unvested shares of restricted stock outstanding and all compensation expense related to these awards had been recognized.

## 15. Executive Stock Purchase Plan

In 1989, the Company adopted an Executive Stock Purchase Plan (the "Plan") under which 1,027,500 shares of Class A Stock were reserved for restricted stock awards. The Plan provides for the compensation committee of the board of directors to award employees, directors, consultants, and other individuals ("Plan participants") who render service to the Company the right to purchase Class A Stock at a price set by the compensation committee. The Plan provides for the vesting of shares as determined by the compensation committee and, should the Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. During

*(Unless otherwise noted, dollars in thousands, except per share data)*

1989 and 1990, a total of 983,254 shares were issued, all of which vested as of December 31, 1999. As of December 31, 2006, there were 44,246 shares available for future grants under the Plan.

### 16. Employee Savings Plan

In 1993, the Company adopted the provisions of the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan (the "Savings Plan"). The terms of the Savings Plan provide for employees who have met defined service requirements to participate in the Savings Plan by electing to contribute to the Savings Plan a percentage of their compensation to be set aside to pay their future retirement benefits, as defined. The Savings Plan, as amended and restated, provides for the Company to make discretionary contributions ("Contribution"), as defined. The Company recorded Contribution expense of $1.3 million in 2006, $2.0 million in 2005, and $0.8 million in 2004; such amounts were accrued as liabilities at December 31, 2006, 2005, and 2004, respectively. During the first quarter of 2007, 2006, and 2005, the Company contributed, 64,532, 120,960, and 90,385 shares, respectively, of Common Stock to the Savings Plan in satisfaction of these obligations.

### 17. Income Taxes

In 2006, 2005, and 2004, the Company recognized a net operating loss for tax purposes and, accordingly, no provision for income taxes has been recorded in the accompanying financial statements. There is no benefit for federal or state income taxes for the years ended December 31, 2006, 2005, and 2004 since the Company has incurred net operating losses for tax purposes since inception and established a valuation allowance equal to the total deferred tax asset.

The tax effect of temporary differences, net operating loss carry-forwards, and research and experimental tax credit carry-forwards as of December 31, 2006, 2005, and 2004 was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Net operating loss carry-forward | $ 177,034 | $ 161,060 | $ 135,099 |
| Fixed assets | 15,640 | 12,873 | 9,772 |
| Deferred revenue | 58,739 | 34,284 | 28,527 |
| Research and experimental tax credit carry-forward | 23,248 | 23,074 | 20,772 |
| Capitalized research and development costs | 19,555 | 24,015 | 28,559 |
| Other | 18,110 | 12,095 | 4,168 |
| Valuation allowance | (312,326) | (267,401) | (226,897) |
| | — | — | — |

The Company's valuation allowance increased by $44.9 million in 2006, due primarily to increases in the Company's net operating loss carry-forward and the temporary difference related to deferred revenue, principally resulting from the non-refundable up-front payment received from Bayer HealthCare in 2006 (see Note 12b). The Company's valuation allowance increased by $40.5 million in 2005, due primarily to an increase in the Company's net operating loss carry-forward, and decreased by $14.2 million in 2004, due primarily to a reduction in the temporary difference related to deferred revenue.

For all years presented, the Company's effective income tax rate is zero. The difference between the Company's effective income tax rate and the Federal statutory rate of 34% is attributable to state tax benefits and tax credit carry-forwards offset by an increase in the deferred tax valuation allowance.

As of December 31, 2006, the Company had available for tax purposes unused net operating loss carry-forwards of $446.1 million, which will expire in various years from 2007 to 2026 and included $3.0 million of net operating loss carry-forwards related to exercises of Nonqualified Stock Options and disqualifying dispositions of Incentive Stock Options, the tax benefit from which, if realized, will be credited to additional paid-in capital. The Company's research and experimental tax credit carry-forwards expire in various years from 2007 to 2026. Under the Internal Revenue Code and similar state provisions, substantial changes in the Company's ownership have resulted in an annual limitation on the amount of net operating loss and tax credit carry-forwards that can be utilized in future years to offset future taxable income. This annual limitation may result in the expiration of net operating losses and tax credit carry-forwards before utilization.

## 18. Legal Matters

From time to time, the Company is a party to legal proceedings in the course of the Company's business. The Company does not expect any such current legal proceedings to have a material adverse effect on the Company's business or financial condition.

## 19. Net Income (Loss) Per Share

The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of Common and Class A shares outstanding. The diluted net income per share is based upon the weighted average number of shares of Common Stock and Class A Stock outstanding, and of the common stock equivalents outstanding when dilutive. In 2006 and 2005, the Company reported net losses; therefore, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. The calculations of basic and diluted net loss per share are as follows:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net income (loss) (Numerator) | $(102,337) | $(95,446) | $41,699 |
| Shares, in thousands (Denominator): | | | |
| Weighted-average shares for basic per share calculations | 57,970 | 55,950 | 55,419 |
| Effect of stock options | | | 711 |
| Effect of restricted stock awards | | | 42 |
| Adjusted weighted-average shares for diluted per share calculations | 57,970 | 55,950 | 56,172 |
| Basic net income (loss) per share | $ (1.77) | $ (1.71) | $ 0.75 |
| Diluted net income (loss) per share | $ (1.77) | $ (1.71) | $ 0.74 |

Shares issuable upon the exercise of options, vesting of restricted stock awards, and conversion of convertible debt, which have been excluded from the diluted per share amounts because their effect would have been antidilutive, include the following:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Options: | | | |
| Weighted average number, in thousands | 14,139 | 13,299 | 10,110 |
| Weighted average exercise price | $ 14.41 | $ 14.59 | $ 23.82 |
| Restricted Stock: | | | |
| Weighted average number, in thousands | 23 | 165 | 6 |
| Convertible Debt: | | | |
| Weighted average number, in thousands | 6,611 | 6,611 | 6,611 |
| Conversion price | $ 30.25 | $ 30.25 | $ 30.25 |

In connection with the Company's stock option exchange program (see Note 14), on January 5, 2005, eligible employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,997,840 replacement options with an exercise price of $8.50 per share.

## 20. Segment Information

Through 2006, the Company's operations were managed in two business segments: research and development, and contract manufacturing. Due to the expiration of the Company's manufacturing agreement with Merck in October 2006, beginning in 2007, the Company only has a research and development business segment.

*Research and development:* Includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. Also includes revenues and expenses related to (i) the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements and (ii) the supply of specified, ordered research materials using Regeneron-developed proprietary technology (see Note 12).

*Contract manufacturing:* Includes all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2006, 2005, and 2004, the Company produced Intermediate under the Merck Agreement, which expired in October 2006 (see Note 13).

*(Unless otherwise noted, dollars in thousands, except per share data)*

The tables below present information about reported segments for the years ended December 31, 2006, 2005, and 2004:

| | Research & Development | Contract Manufacturing | Reconciling Items | Total |
|---|---|---|---|---|
| **2006** | | | | |
| Revenues | $ 51,136 | $12,311 | — | $ 63,447 |
| Depreciation and amortization | 13,549 | — (1) | $ 1,043 | 14,592 |
| Non-cash compensation expense | 18,357 | 318 | (813) (3) | 17,862 |
| Interest expense | | — | 12,043 | 12,043 |
| Net income (loss) | (111,820) | 4,165 | 5,318 (2) | (102,337) |
| Capital expenditures | 3,339 | — | — | 3,339 |
| Total assets | 56,843 | 3 | 528,244 (4) | 585,090 |
| **2005** | | | | |
| Revenues | $ 52,447 | $13,746 | — | $ 66,193 |
| Depreciation and amortization | 14,461 | — (1) | $ 1,043 | 15,504 |
| Non-cash compensation expense | 21,492 | 367 | — | 21,859 |
| Interest expense | — | — | 12,046 | 12,046 |
| Other contract income | 30,640 | — | — | 30,640 |
| Net income (loss) | (97,970) | 4,189 | (1,665) (2) | (95,446) |
| Capital expenditures | 4,667 | — | — | 4,667 |
| Total assets | 95,645 | 4,315 | 323,541 (4) | 423,501 |
| **2004** | | | | |
| Revenues | $ 155,927 | $18,090 | — | $ 174,017 |
| Depreciation and amortization | 14,319 | — (1) | $ 1,043 | 15,362 |
| Non-cash compensation expense | 2,543 | — | — | 2,543 |
| Interest expense | 126 | — | 12,049 | 12,175 |
| Other contract income | 42,750 | — | — | 42,750 |
| Net income (loss) | 45,395 | 2,876 | (6,572) (2) | 41,699 |
| Capital expenditures | 5,972 | — | — | 5,972 |
| Total assets | 111,038 | 6,532 | 355,538 (4) | 473,108 |

(1) Depreciation and amortization related to contract manufacturing is capitalized into inventory and included in contract manufacturing expense when the product is shipped.

(2) Represents investment income net of interest expense related to convertible notes issued in October 2001 (see Note 11c). For the year ended December 31, 2006, also includes the cumulative effect of adopting SFAS 123R (see Note 2).

(3) Represents the cumulative effect of adopting SFAS 123R (see Note 2).

(4) Includes cash and cash equivalents, marketable securities, restricted cash and restricted marketable securities (where applicable), prepaid expenses and other current assets, and other assets.

*(Unless otherwise noted, dollars in thousands, except per share data)*

## 21. Unaudited Quarterly Results

Summarized quarterly financial data for the years ended December 31, 2006 and 2005 are set forth in the following tables.

| | First Quarter Ended March 31, 2006 | Second Quarter Ended June 30, 2006 | Third Quarter Ended September 30, 2006 | Fourth Quarter Ended December 31, 2006 |
|---|---|---|---|---|
| | (Unaudited) | | | |
| Revenues | $ 18,219 | $ 19,258 | $ 15,624 | $ 10,346 |
| Net loss | (20,380) | (23,576) | (27,410) | (30,971) |
| Net loss per share, basic and diluted: | $ (0.36) | $ (0.41) | $ (0.48) | $ (0.51) |

| | First Quarter Ended March 31, 2005 | Second Quarter Ended June 30, 2005 | Third Quarter Ended September 30, 2005 | Fourth Quarter Ended December 31, 2005 |
|---|---|---|---|---|
| | (Unaudited) | | | |
| Revenues | $16,209 | $ 16,366 | $ 16,194 | $ 17,424 |
| Net loss | (4,123) | (26,999) | (34,652) | (29,672) |
| Net loss per share, basic and diluted | $ (0.07) | $ (0.48) | $ (0.62) | $ (0.53) |

## 22. Subsequent Event — License Agreement

On February 5, 2007, the Company entered into a non-exclusive license agreement with AstraZeneca that will allow AstraZeneca to utilize the Company's VelocImmune® technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable up-front payment to the Company. AstraZeneca also will make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. The Company is entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using the Company's VelocImmune technology.

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# Corporate Information

**Common Stock and Related Matters**
Our Common Stock is quoted on The NASDAQ Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The Nasdaq Stock Market.

| | High | Low |
|---|---|---|
| 2005 | | |
| First Quarter | $ 9.36 | $ 4.75 |
| Second Quarter | 8.84 | 4.61 |
| Third Quarter | 10.67 | 7.36 |
| Fourth Quarter | 17.37 | 8.55 |
| 2006 | | |
| First Quarter | $ 18.00 | $ 14.35 |
| Second Quarter | 16.69 | 10.97 |
| Third Quarter | 17.00 | 10.88 |
| Fourth Quarter | 24.85 | 15.27 |

As of April 12, 2007, there were 532 shareholders of record of our Common Stock and 44 shareholders of record of our Class A Stock. The closing bid price for the Common Stock on that date was $24.20.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

**Corporate Office**
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707
(914) 345-7400

**SEC Form 10-K**
A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge from the Regeneron Investor Relations Department.

**Annual Meeting**
The Annual Meeting will be held on Friday, June 8, 2007 at 10:30 a.m. at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, NY 10591.

**Stockholders' Inquiries**
Inquiries relating to stock transfer or lost certificates and notices of changes of address should be directed to our Transfer Agent, American Stock Transfer & Trust Co., 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449. General information regarding the Company, recent press releases, and SEC filings are available on our Worldwide Web Home Page at www.regn.com, or can be obtained by contacting our Investor Relations Department at (914) 345-7741.

**Transfer Agent and Registrar**
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP

BEST AVAILABLE COPY

# Corporate Directory

**Directors**

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

Charles A. Baker
Retired Chairman of the Board,
President and Chief Executive Officer
of the Liposome Company, Inc.

Michael S. Brown, M.D.
Professor of Molecular Genetics
Department of Molecular Genetics
The University of Texas
Southwest Medical Center at Dallas

Alfred G. Gilman, M.D., Ph.D.
Dean,
The University of Texas
Southwestern Medical Center at Dallas

Joseph L. Goldstein, M.D.
Professor and Chairman,
Department of Molecular Genetics,
The University of Texas
Southwestern Medical Center at Dallas

Arthur F. Ryan
Chairman and Chief Executive Officer
Prudential Financial, Inc.

Eric M. Shooter, Ph.D.
Professor of Neurobiology
Department of Neurobiology
Stanford University School of Medicine

George L. Sing
Managing Director, Lancet Capital

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

**Officers**

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

Murray A. Goldberg
Senior Vice President,
Finance and Administration
Chief Financial Officer, Treasurer,
and Assistant Secretary

Stuart Kolinski
Senior Vice President,
General Counsel and Secretary

Peter Powchik, M.D.
Senior Vice President,
Clinical Development

Randall G. Rupp, Ph.D.
Senior Vice President,
Manufacturing Operations

Neil Stahl, Ph.D.
Senior Vice President,
Research and Developmental Scienc

Robert J. Terifay
Senior Vice President, Commerci

**Regeneron Pharmaceuticals, Inc.**
777 Old Saw Mill River Road
Tarrytown, NY 10591
www.regeneron.com

END